LOOK TO US








ANNUAL REPORT 2002

WPS

WPS Resources Corporation

HIGHLIGHTS

YEAR ENDED DECEMBER 31	2002	2001	PERCENT CHANGE
Consolidated revenues – nonregulated *(Millions)*	$1,624.6	$1,700.6	(4)
Consolidated revenues – utility *(Millions)*	1,050.3	974.9	8
Income available for common shareholders *(Millions)*	109.4	77.6	41
Basic earnings per average share of common stock	$ 3.45	$ 2.75	25
Diluted earnings per average share of common stock	3.42	2.74	25
Dividend paid per share	2.12	2.08	2
Book value per share	24.62	23.02	7
Common stock price at year end	$38.82	$36.55	6
Shares outstanding at year end	31,979,283	31,182,878	3
Total assets *(Millions)*	$3,207.9	$2,870.0	12

NET CASH FLOW SUMMARY

YEAR ENDED DECEMBER 31 *(Millions)*	2002	2001	2000
TOTAL SOURCES			
Net operating including preferred dividends	$191	$140	$141
Net financing	160	89	107
TOTAL	$351	$229	$248

YEAR ENDED DECEMBER 31 *(Millions)*	2002	2001	2000
TOTAL USES			
Net investing	$285	$139	$192
Common dividends	67	59	54
TOTAL	$352	$198	$246

EARNINGS BY SEGMENT

Dollars *(Millions)*



WPS POWER DEVELOPMENT, $24.0
GAS UTILITY, $18.4
ELECTRIC UTILITY, $61.0
WPS ENERGY SERVICES, $11.0
OTHER, $(5.0)

TOTAL EARNINGS $109.4



Doug Vine, Director of Operations for Wisconsin Public Service's Green Bay Service Center, knows the word "service" holds profound meaning for an energy company. It implies duty and trustworthiness.

Pictured on cover, top to bottom:
Paul Sackmann, Auxiliary Operator at Wisconsin Public Service's Weston 3 Power Plant near Wausau, Wisconsin, is one of 143 employees who recently marked a full year without injuries at the plant.

Rachelle Bissing, Estimating Methods Supervisor for Wisconsin Public Service, is pictured outside our corporate headquarters and is one of the many employees throughout WPS Resources who use the voice of the customer to set standards of excellence in all that they do.

Don Bartel, Control Operator at Wisconsin Public Service's Pulliam Power Plant in Green Bay, Wisconsin, has constant communication with floor operators during his shift, ensuring safe and reliable operation of the plant.



 WPS Energy Services, Inc.

 WPS Power Development, Inc.

 Both WPS Energy Services, Inc. and WPS Power Development, Inc.

WPS ENERGY SERVICES, INC.

WPS POWER DEVELOPMENT, INC.

AT A GLANCE

WPS RESOURCES CORPORATION



WPS Resources Corporation

WPS Resources Corporation is a holding company based in Green Bay, Wisconsin. System companies provide products and services in both regulated and nonregulated energy markets.



Wisconsin Public Service Corporation

Upper Peninsula Power Company

WISCONSIN PUBLIC SERVICE CORPORATION

Established in 1883.

Regulated electric and natural gas utility.

Operates in northeastern and central Wisconsin and an adjacent portion of Upper Michigan (see map above).

2,410 employees.

Serves 407,768 electric and 295,816 natural gas customers.

Provides electric and natural gas products and services to residential, farm, commercial, and industrial customers. Also provides electric power to wholesale customers.

Electric operations accounted for 69% and gas operations accounted for 31% of 2002 revenues.

Electric revenues are comprised of 87% retail sales and 13% wholesale sales.

Wisconsin customers accounted for 96% and Michigan customers accounted for 4% of 2002 revenues.

Electric generating capacity based on 2003 summer capacity ratings is 2,167 megawatts, including share of jointly-owned facilities. A peak demand was reached on July 17, 2002, with a system demand of 1,947 megawatts.

Electric property includes 20,212 miles of electric distribution lines, 90% of which is 24.9 kV line.

Gas property includes 6,686 miles of gas main, 69% of which is plastic main, and 83 gate and city regulator stations.

UPPER PENINSULA POWER COMPANY

Established in 1884.

Regulated electric utility.

Operates in primarily rural countryside covering 10 of the 15 counties in the Upper Peninsula of Michigan (see map above).

169 employees.

Serves 51,207 electric customers in 99 communities.

Provides electric energy to 32 wholesale customers.

Main industries served are forest products, tourism, and small manufacturing.

Electric revenues are comprised of 89% retail sales and 11% wholesale sales.

Electric generating capacity based on 2003 summer capacity ratings is 88 megawatts. A peak demand was reached on July 1, 2002, with a system demand of 159 megawatts.

Electric property includes 2,826 miles of electric distribution lines.

DEAR FELLOW SHAREHOLDERS



The events of the past few years are continuing to impact our industry and our company today. The terrorist attacks, the downturn in the economy, and corporate scandals have created changes in the marketplace that affect us and our shareholders.

Investors are looking for safe havens for their investment dollars as their portfolios have decreased. They've seen many "good" companies fall from the antics of a few. Retirement nest eggs are shrinking as dividends are cut and stock prices fall. Investors are concerned about the stability of dividends and current income flows in making investment decisions.

The downturn in the economy still looms and the threat of war weighs heavily. These threats are tempering the choices of customers and investors. Spending isn't as discretionary for many.

We find ourselves spending more to ensure the security of our facilities and operations—controlling access and duplicating operational systems—protecting the bricks and mortar that house them. We're paying more to insure our facilities and our operations. New reporting requirements are adding to the magnitude of data we issue on a regular basis and stretching our accounting staff. We're taking another look at how we deliver and what we deliver—ensuring the integrity of each and every portion of our business.

Integrity is the key to ensuring value for our customers and investors—integrity of people, processes, and systems. As a conservative company, we've upheld the importance of integrity and value. Our long-standing recognition as a company of integrity has served us well.

In a year that was troubling for many, you looked to us for value and we believe we delivered. Let me tell you how.

A QUICK REVIEW OF 2002

— We announced record earnings per share of $3.45 for the year.

— We increased our overall return.

— We raised the dividend on our common stock.

— Our common stock was added to Standard & Poor's MidCap 400 Index, giving our stock greater liquidity.

— We expanded our utilities' call center operations to 24 hours a day, 7 days a week to better serve our customers.

— We began constructing an 83-megawatt natural gas-fired combustion turbine electric generator on an existing plant site in Green Bay, Wisconsin.

— We selected Deloitte & Touche LLP to replace Arthur Andersen as our external auditor.

— We purchased CH Resources, Inc., which included three power plants in upstate New York with combined generating capacity of 257 megawatts.

— We announced plans to build a 500-megawatt coal-fired electric generator on an existing plant site near Wausau, Wisconsin.

— We completed credit line syndications for WPS Resources and Wisconsin Public Service Corporation.

— We sold $250 million of senior notes at very favorable rates.

— We completed the year with the purchase of the 180-megawatt De Pere Energy Center from Calpine Corporation and a further selldown of our interest in a synthetic fuel facility.

So, our pace has quickened and our employees have been challenged, but we are creating greater value for our customers and shareholders, and they can look to us for continued growth and integrity in our operations.

AN OVERVIEW

Our Financial Performance Continues to Improve.

WPS RESOURCES CORPORATION

	Revenues (Millions)	Net Income (Millions)	Basic Earnings (Per Share)
2001	$2,675.5	$77.6	$2.75
2002	$2,674.9	$109.4	$3.45

UTILITY OPERATIONS

Wisconsin Public Service Corporation and Upper Peninsula Power Company

	Revenues (Millions)	Net Income (Millions)	Assets (Millions)
2001	$997.3	$67.7	$1,732.0
2002	$1,073.8	$79.4	$1,867.3

NONREGULATED SUBSIDIARIES

WPS Energy Services, Inc.

	Revenues (Millions)	Net Income (Millions)	Assets (Millions)
2001	$1,575.1	$6.4	$720.1
2002	$1,495.5	$11.0	$877.2

WPS Power Development, Inc.

	Revenues (Millions)	Net Income (Millions)	Assets (Millions)
2001	$141.5	$2.3	$323.1
2002	$145.2	$24.0	$358.1

LOOK TO US FOR A FOCUSED STRATEGY

During 2002, we took a close look at our strategy. We reconfirmed that balanced growth is important to us. Acknowledging the changing environment, we will place greater emphasis on growth of our regulated utility business while at the same time carefully growing our nonregulated subsidiaries. Investors are rightfully concerned about energy companies that have diversified too far from their roots and too fast. We, on the other hand, have adhered to our core competencies of energy and energy-related activities. Investors applaud our focus on core competencies and the energy markets within the United States and Canada.

Our steps may have been small, but they have always been decisive. We've built upon what we do best—serving our customers with the best value in energy-related products and services. We began that long ago.

LOOK TO US FOR GROWING REGULATED UTILITIES

Our utility foundation is solid, dating back to 1883. The foundation was created through the merger of many small utility companies. Through the years, we've paid close attention to our facilities, always ensuring that they remained state-of-the-art to better serve our growing customer base. Decisions made over three decades ago to install 24.9 kV electric lines and plastic gas mains have paid dividends through the years in keeping maintenance costs low and, as a result, rates low. Installing automated meter reading technology is another step in the right direction. But we must do more. So, we've taken a closer look at how and when we serve our customers.

With the goal of better serving our customers, we expanded the call center operations at our utilities to 24 hours a day, 7 days a week. We've always been available for 24-hour emergency service, but we wanted to be more available for our customers whenever their need arose. Expanding our hours of operation allows our customers to access information about their accounts at any time from anywhere. We're available to address billing or payment options, service requests, and to give advice on managing energy costs. We also added self-service features to our Web site that allow customers to access information about their home, business, or farm. Our customers now have more choices, including how and when they want to be served.

After minimal building of new generation at the utility level for many years, we're back in a construction mode with our installation of an 83-megawatt combustion turbine electric generator at our Pulliam Power Plant site. With construction well underway, the natural gas-fired generator should begin operating in June of 2003.

With the demand for electricity growing by 2 to 3 percent per year in Wisconsin, we announced our plan to build a 500-megawatt state-of-the-art coal-fired electric generator at our existing Weston Power Plant site. We expect the $700 million power plant to begin operating in 2008.

In December 2002, we purchased the 180-megawatt natural gas-fired De Pere Energy Center from Calpine Corporation for $120.4 million. The transaction included termination of the existing power purchase agreement and a new power purchase agreement for up to 235 megawatts of capacity and energy for 10 years from Calpine at a cost of approximately $250 million over the 10-year period beginning in 2005. This will give us a better mix of resources and will mean lower costs for our customers. Termination of the existing power purchase agreement allows us to take advantage of changes in technology to provide lower-cost options for meeting the increasing needs of our customers.

We also set a generation record when our jointly-owned Kewaunee Nuclear Power Plant produced 4.47 billion kilowatt-hours of electricity during 2002, surpassing our 1999 record of 4.42 billion kilowatt-hours. Replacement of the steam generators and refueling late in 2001 brought Kewaunee back to full capacity and allowed us to serve the energy requirements of about 653,000 households for an entire year with the energy created by that one plant.

FINANCIAL GOALS FOR 2003

- Grow our earnings at 6 to 8 percent on an annualized basis.
- Achieve 15 to 20 percent of our earnings from WPS Energy Services and WPS Power Development.
- Continue our moderate growth in the annual dividend paid.

LOOK TO US FOR FOCUSED NONREGULATED BUSINESSES

WPS Energy Services, Inc. made great strides this year when it increased its net income by almost 72 percent and improved its margins by $16 million. This sound financial performance reflects the efforts we made in 2001 to revamp our natural gas business. This includes improving our procurement processes, reducing the components of our sales commitments that are difficult to hedge, and focusing on the quality of suppliers and customers.

A key step for us in 2002 was leveraging our nonregulated retail core competency by increasing our involvement in Canadian markets. We were able to do this by acquiring a natural gas retail business operating in Ontario and Quebec under a low-risk, earn-out structure. This enables us to expand our geographical scope and capability without deviating from our core competencies. It also allows us to leverage across a larger customer base the improvements we made to our nonregulated energy services infrastructure and processes in 2001. We expect this operation to contribute to earnings in 2004 and beyond. The addition of this business to our portfolio and our geographical expansion are contributing to the balance between our nonregulated wholesale and retail segments—a balance that we believe is very important for us to maintain.

In June, we completed the $59.2 million acquisition of CH Resources, Inc., whose primary assets included three upstate New York power plants built in the 1990s. The plants have a combined capacity of 257 megawatts.

WPS Power Development's synthetic fuel facility has reached outstanding production levels and generates more tax credits than we have the capacity to use. After selling down our interest in the facility in 2001 and recognizing a pretax gain of $38 million in 2002, we monetized a portion of our excess capacity in 2002, which should deliver cumulative pretax earnings of approximately $36 million between 2003 and 2007, pending satisfaction of certain contingencies relating to the production of synthetic fuel. This project has been a winner for us.

However, our nonregulated subsidiaries did face some challenges in 2002. We endured low stream flows in Maine because of the lasting effects of drought conditions in 2001—the worst in 106 years—which reduced production at our hydro facilities. The year also brought reduced revenues due to depressed markets in Pennsylvania and New York. To counteract the depressed market conditions, we adapted our operation at our Sunbury plant in Pennsylvania to increase our flexibility and response to market conditions. We also took steps to improve fuel costs and reduce fixed costs. A workforce reduction at the plant in early 2003 also resulted from the down market. We made a difficult decision that will allow us to remain a viable energy producer in the Pennsylvania-New Jersey-Maryland market until the current economic conditions improve.

LOOK TO US FOR SOUND FINANCIAL MANAGEMENT

LOW RATES

January 2002 brought interim electric and natural gas rates for Wisconsin Public Service's customers in Wisconsin. We operated under the interim rates until June 22, when the Public Service Commission of Wisconsin's final rate order became effective. The final order granted a 10.9 percent, or $58.6 million, annualized increase in retail electric rates and a 3.9 percent, or $10.6 million, annualized increase in retail natural gas rates. The order also granted a 12.3 percent return on equity and allowed an average of 55 percent equity in our capital structure. Even with this rate increase, Wisconsin Public Service's rates remain among the lowest in Wisconsin and the nation.

In December, the Michigan Public Service Commission granted Upper Peninsula Power Company an 8.9 percent increase in its base rates and a return on equity of 11.4 percent starting on December 21, 2002. This was the first base rate increase for Upper Peninsula Power in 10 years.

Wisconsin Public Service has filed a request to increase its electric rates by 8.3 percent and its natural gas rates by 2.7 percent for its Wisconsin customers in 2003. On February 20, 2003, the Public Service Commission of Wisconsin ruled on the requested rate increase, including a 12 percent return on equity rather than the 12.6 percent requested with equity constituting 55 percent of the capital structure. We anticipate receiving a final rate order in March 2003. We're investing in service, reliability, and infrastructure that our customers require for the future.

On February 6, 2003, Wisconsin Public Service filed a request to increase its electric rates by 9 percent for its Michigan customers. This is our first Michigan base rate increase request in 17 years. We're continually making changes to produce and deliver energy more efficiently—while at the same time providing the services and reliability our customers depend upon.

FINANCING OUR FUTURE

In September, we established a $180 million revolving credit line for WPS Resources and a $100 million revolving credit line for Wisconsin Public Service. Eleven banks participated in the syndication. The 364-day senior unsecured syndicated bank facilities earned high ratings from Moody's, with WPS Resources receiving a "Aa3" rating and Wisconsin Public Service receiving a "Aa2" rating. These credit lines give us greater flexibility as we grow our regulated and nonregulated subsidiaries.

In November, WPS Resources completed the sale of $100 million of 5.375 percent 10-year senior unsecured notes. The notes were rated "Aa3" by Moody's and "A" by Standard & Poor's.

In December, Wisconsin Public Service completed the sale of $150 million of 4.875 percent 10-year senior notes. The notes were in the form of fading lien notes and have the security of first mortgage bonds until all other Wisconsin Public Service first mortgage bonds are retired. They then will either become senior unsecured notes or will be secured by substitute mortgage bonds. The notes were rated "Aa1" by Moody's and "AA-" by Standard & Poor's.

Our financial strength and quality credit ratings—some of the best in the industry—generate great market demand and enable us to issue debt on very favorable terms. We will continue to work hard to maintain quality credit ratings that give us access to the capital markets at reasonable rates.

BENEFITS FOR OUR INVESTORS

WPS Resources was added to Standard & Poor's MidCap 400 Index in February 2002. This gave our stock greater liquidity with our average daily trading volume increasing from 40,000 shares at the end of 2001 to 121,000 shares by the end of 2002.

In May, we selected Deloitte & Touche LLP to replace Arthur Andersen LLP as our independent auditor. We also decided to undertake a reaudit of 2000 and 2001 to enhance our financial flexibility in accessing capital markets when the need arises. I am proud to say that the reaudit was completed and did not change our reported earnings for those years.

In July, we rewarded our shareholders by increasing our common stock dividend for the 44th consecutive year. We believe it's important for us to pay healthy dividends to our shareholders, and we will work hard to continue to do so.

In October, we moved our stock transfer agent function from U.S. Bank, N.A. to American Stock Transfer & Trust Company. The move gives our shareholders access to their account information through the Internet and gives them expanded hours in which to carry out their stock activities.

Our stock price has held up well over the last year—a year that was volatile for many companies. We finished 2001 at $36.55 and ended 2002 at $38.82. For investors who held WPS common stock from December 31, 2001 through December 31, 2002 and were able to reinvest their $2.12 in dividends paid per share, their total shareholder return for the year was 12.26 percent—a very positive result for our investors in a year that was difficult for many other companies as reflected in the S&P 500 Index, which suffered a 22 percent loss.

LOOK TO US FOR STRONG LEADERSHIP

Membership on our Board of Directors changed this year with the retirement of A. Dean Arganbright on May 9, 2002. Dean kept a watchful eye on our shareholders' investments for almost 30 years, and he deserves recognition for his dedication to serving our investors. Albert J. Budney, Jr. was elected to the Board on May 9, 2002 and brings many years of energy-related experience, having previously served as Director and President of Niagara Mohawk Holdings, Inc. and Niagara Mohawk Power Corporation.

The year also brought changes to our leadership team. Ralph Baeten, our Senior Vice President - Finance and Treasurer, retired on February 28, 2002 after 31 years of

Art Bahr uses his experience as an Auxiliary Operator to instruct employees in safe, efficient operation of Pulliam Power Plant's six turbines.



service. Pat Schrickel, our Executive Vice President (also President and Chief Operating Officer for Wisconsin Public Service and Chairman, President, and Chief Executive Officer for Upper Peninsula Power) joined the ranks of the retired on March 31, 2002 after 35 years of service. I want to thank Ralph and Pat for their leadership and countless contributions through the years.

We named Brad Johnson as Treasurer effective March 1, 2002. Brad has more than 23 years of experience in finance with the company and has proven that he is up to the challenge of keeping your investments in WPS working for you.

LOOK TO US FOR INTEGRITY

Our financial statements are accurate. Joe O'Leary, our Senior Vice President and Chief Financial Officer, and I attested to the integrity of those statements in August, and we continue to attest to the integrity of our financial statements every quarter. I am also proud of the integrity that our employees exhibit in every aspect of their jobs. We expect it, we require it, and we respect it.

We know that if it were not for you, our investors and customers, we would not be the company we are today. You have placed your faith in us, and we plan to continue delivering a sound return on your investment. Our decisions are guided by the belief and trust that we are doing the right thing—serving both our customers and our shareholders with great value while also ensuring today's energy environment is a better place because of the mark we have left on it.

LOOK TO US FOR VALUE

For the past several years, we have sought balanced growth in our regulated and nonregulated business with emphasis on our nonregulated subsidiaries. Our targeted growth rate has been 8 to 10 percent earnings per share growth. In 2003, we will continue to seek balanced utility and nonregulated growth; however, we will place more emphasis on regulated growth, thereby further reducing our exposure to the risks of the nonregulated markets while they are still maturing. We will remain active in the nonregulated marketplace, however, so that we are positioned to ramp up the capabilities of our nonregulated subsidiaries if the environment allows. We are also slowing our long-term earnings per share growth rate to a target of 6 to 8 percent on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. These revisions in our overall strategy will reduce the overall risk to investors and, combined with our growing dividend, provide very good returns to our shareholders.

Investors have had a tough time identifying quality companies. They are recognizing that WPS Resources' conservative nature has served it well through the years. Our core competencies are in energy and energy-related businesses, and we intend to stay in those businesses within the United States and Canada. We understand the energy business and have a business plan that capitalizes on that understanding. Our utility base is solid and our nonregulated energy businesses are focused. We've rewarded our shareholders with 44 consecutive years of increasing dividends. We effectively mitigate and minimize risk in the operation of our business and work hard to maintain quality credit ratings. Finally, we deliver value to our customers and our shareholders.

We will continue delivering value through our strong utility foundation, focused nonregulated energy and energy-related businesses, achieving our projected annualized earnings per share growth of 6 to 8 percent, and maintaining our outstanding dividend record. We plan to continue delivering value for many years to come!

Thanks for choosing us for your investment. We will protect it as our own.

Sincerely,

Larry L. Weyers
Chairman, President, and
Chief Executive Officer

February 28, 2003



A line electrician works 30 feet in the air on a gusty winter night. With patience, a customer service representative helps an elderly caller understand her energy bill. On a scorching-hot July day, an energy supply supervisor schedules economical generation resources to serve customers' high electric demand—while maintaining the safety and reliability of our electric network.

These are the things our customers expect from us. They look to WPS Resources' companies for energy and reliability—and we deliver.

IN ALL THINGS, CLARITY

As our customers look to us for their energy needs, our eyes are on the horizon. Our vision—of "People Creating a World-Class Energy Company"—gives all of us at WPS Resources Corporation a clear sense of direction.

Our employees help make WPS Resources' vision a reality each and every day. We surpass the high expectations of our customers as well as those we've set for ourselves.

Howard Giesler, Manager of Pulliam Power Plant in Green Bay, Wisconsin, ensures this cornerstone of our generation continues serving customers of Wisconsin Public Service.

WHAT CUSTOMERS VALUE

Creating a world-class energy company means bringing customers the best value in energy and energy-related services. Our customers tell us they value fair prices, reliable service, and solutions for their energy issues. So that's what we deliver.

At our regulated utilities, Wisconsin Public Service Corporation and Upper Peninsula Power Company, keeping rates reasonable is important to the homes and businesses we serve. With planning, we've been able to keep costs down and service up. According to a 2002 report by Edison Electric Institute, Public Service's average overall electric rates were 13.8 percent lower than the average overall rates of other major Wisconsin utilities and 26.3 percent below average rates across the nation. We maintain this record even though we've increased rates to improve service for our customers and replace equipment and systems. We help our customers understand the investments we must make to ensure reliable energy for their future.

Wisconsin Public Service purchased the 180-megawatt natural gas-fueled De Pere Energy Center in 2002.



At Upper Peninsula Power, cost management has allowed our rates to remain unchanged for nearly 10 years. But now it's time to upgrade technology and systems. A rate increase approved in late December 2002 will mean new services for our customers in Upper Michigan and improved electric reliability.

At WPS Energy Services, our nonregulated energy marketing subsidiary, we deliver cost-effective energy supplies and services throughout the Northeast quadrant of the United States and adjacent portions of Canada. WPS Energy Services competes with larger energy companies by offering the alternatives and reliability our customers value. We custom-design energy programs with the level of service our customers need.

REWARDS IN SIGHT

At Wisconsin Public Service and Upper Peninsula Power, we measure our success by what our customers think of us. Twice each year we benchmark customers' perceptions of our companies against their perceptions of other energy utilities in the region—and against our own past performance. We can proudly proclaim that between our two regulated utilities, we score "best in class" in all service qualities surveyed, including price, helpful employees, environmental stewardship, and corporate character.

In 2002, Wisconsin Public Service received top honors from an E-Source benchmark study of utility call centers. E-Source, a Platts company, specializes in analysis of retail energy markets, services, and technologies. Our customer service representatives are the benchmark for energy companies when responding to calls about power outages, bill inquiries, and new gas or electric service.

Also in 2002, Wisconsin Public Service was rated in the top quartile of overall customer satisfaction as measured in the J.D. Power and Associates Electric Utility Residential Customer Satisfaction Study.

While many major energy marketers have exited the energy business, WPS Energy Services continues to stand tall among the fewer, stronger remaining market participants. In Mastio & Company's study of North American gas marketers, WPS Energy Services has consistently placed among the top gas providers in terms of customer satisfaction, particularly in areas such as integrity, knowledge, and experience of personnel.

In 2002, WPS Energy Services acquired an existing energy marketing business in Toronto, Ontario, and Montreal, Quebec—creating the potential to double WPS Energy Services' natural gas retail sales volume. This investment expands upon our core competency of delivering energy and leverages the systems we already have in place to serve other markets.

A VIEW TO THE FUTURE

Technology helps us create advantages for our customers and shareholders. Anticipating and taking full advantage of technology brings efficiencies for our customers and ourselves.

ONLINE AND ACROSS THE WIRES

Our Web sites give customers the option to do business with us in their own way and on their own schedule. The Internet is an advantage for them and an efficiency for us.

On the Wisconsin Public Service Web site, www.wisconsinpublicservice.com, customers access multiple free tools to help them positively impact their energy use and costs. With View Bill History, they track their bills for the past 24 months, identify trends, and chart them. Energy Analyzer examines their energy use and furnishes reliable energy advice tailored specifically to their home or business.

Tim Gauthier, Senior Systems Analyst on WPS Resources' Web Team, is responsible for bringing customers and customer service together online.





Kay Emme, Back Office Leader at WPS Energy Services, is part of behind-the-scenes efficiency and support that contribute to superior customer service.

WPS Power Development's purchase of three power plants, totaling 257 megawatts of generation, in June included this 109 megawatt facility in Syracuse, New York. A combined-cycle operation, it can burn either natural gas or #2 fuel oil.



Dave Harpole, Vice President of Energy Supply at Wisconsin Public Service, oversees all facets of energy supply, from control of our power plants to new generation projects.

At www.wpsenergy.com, WPS Energy Services' large commercial and industrial customers track, aggregate, and manage their energy use by facility or meter—all with a click of the mouse. Online strategies, statistics, and tools help them manage the risks and rewards of the energy market. Most importantly, they can get a real-time look at their energy supply portfolio, perform "what-if" scenarios, and project their monthly commodity budget based on market conditions and supplies they've purchased.

The best decisions are based on the best data. Our customers look to us to help them be more cost-efficient and knowledgeable. It's how we will continue to provide value to our customers.

Automated Meter Reading (AMR) is another technological efficiency, and it, too, will eventually lead to more information for customers. AMR electronically reads the meters of Wisconsin Public Service customers, transmitting the readings over power lines back to our system. Significant benefits include faster discovery of outages and the ability to read meters at any time. At year-end 2002, more than 201,000 customer meters—more than 28 percent of all of Wisconsin Public Service customers—were being served by Automated Meter Reading.

Our technology, like our customer service, is award-winning. The new EAGLE (Enterprise Applications for Gas, Land, and Electric) system at Wisconsin Public Service is an internally developed geographic information system for creating computerized mapping of our multitude of lines and facilities. It recently earned the 2003 Excellence Award from the Geospatial Information and Technology Association. This international award was also given to our previous geographic mapping system. We are the first company to ever have won this prestigious award twice.

Using "ruggedized" laptops that can withstand any weather and an occasional drop, our line electricians and street mechanics can access views of the EAGLE system—and many of our other major systems—from any location. The laptops are being rolled out to our employees now, equipping them better than ever to provide superior service.

OPPORTUNITIES WITHIN OUR SCOPE

WPS Resources has a clear strategy: energy and nothing but energy. In this way, we efficiently manage our businesses—without distraction, without diluting our resources.

WPS Power Development is our independent power producer. We generate a vital product for industry and individuals alike. Everyone needs energy, and if we do our job well, we're transparent to them.

To generate value for our customers and shareholders, WPS Power Development invests in opportunities that best fit the needs of our customers. Our asset management strategy helps us make sound decisions about when to sell or hold assets.

WPS Power Development operates hydroelectric and fossil-fueled power plants, partners with large energy users for energy-efficient cogeneration, and converts waste into energy—for a current total of about 900 megawatts of generating capacity. We work closely with WPS Energy Services, maximizing the value of our assets by enhancing our sister company's marketing capability. And we're always looking for ways to do it better.



As Automated Meter Reading expands in Wisconsin Public Service's area, traditional meters are retired. Tim Dassey, Meter Shop Electrician, prepares electric meters for testing in the company's central shop.



THROUGH A WIDE-ANGLE LENS

Preparing for the future means having a hand in shaping industry developments and having a full view of what they mean to our customers and businesses. WPS Resources is prepared for changes occurring in the energy world.

We're engaged in discussions with the Midwest Independent Transmission System Operator, state Public Service Commissions, and the Federal Energy Regulatory Commission as they transform the nation's energy markets, generation, and transmission systems.

For years we've involved our largest customers in the energy market to help them understand how the market works. At Wisconsin Public Service, for example, our portfolio of load control options—Online Power Exchange, Interruptible Electric Rate, Voluntary Energy Reduction Program, Direct Load Control—allows all of our business customers to get involved in the market to the degree they are able. They can then benefit by capitalizing on the energy market.

Our patented DENet® system, developed internally to administer these programs, is advanced, flexible, and cost effective. We can communicate in real time to help our customers make sound energy decisions as the market changes. Many are participating now, and we foresee that the opportunities we can offer them will grow in the developing energy environment.



Kue Ly, Control Operator at Pulliam Power Plant, can view all aspects of the plant's production at a glance. Computerized controls have replaced the manual gauges of the past.

SEEING THE WORLD AROUND US

Our businesses have an impact on the natural environment. We see that. We are continually vigilant in our responsibility to use resources wisely, to give back, to replenish.

In a spirit of environmental stewardship, Wisconsin Public Service introduced the NatureWise™ renewable energy program in 2002. NatureWise is a new way we and our customers can support clean sources of energy—wind, sun and biomass from farms and landfills—and add them to our power grid. It's an environmentally conscious choice that makes a significant difference for our community and future generations.

With another environmental program—SolarWise® for Schools—Wisconsin Public Service, through WPS Community Foundation, Inc., along with students and teachers, looks to the sun for energy and education. This year, with the help of nearly 5,000 customers, we'll install solar panels on the rooftops of three more schools in the Wisconsin Public Service area—for a total of 21 SolarWise Schools. The current systems produce 93,000 kilowatt-hours of electricity each year, saving the schools about $7,000 in energy costs and teaching kids about the potential of solar power. In 2002, for a third consecutive year, SolarWise for Schools was named one of the Top Ten U.S. Green Pricing Programs by the National Renewable Energy Laboratory.

OUR VIEW OF INTEGRITY

Showing our customers a brighter future is part of our dedication to energy and our world. They look to us and believe in us because we're a company with integrity.

Each year for more than a decade, employees of WPS Resources have confirmed their promise to conduct business ethically and in the best interest of our customers and shareholders. This Code of Conduct, which employees sign, is business as usual at WPS Resources. In 2002, we introduced an additional measure of integrity with our Business Integrity Helpline. The Business Integrity Helpline is a toll-free number our employees can use to anonymously report ethical concerns. The line is answered 24 hours a day, 7 days a week, by an independent third party who will notify us of any issue so we can investigate it.

Giving every employee the means to enhance the integrity of WPS Resources makes us stronger than ever.



WPS Energy Services' excellent rating from Mastio & Company is a direct result of satisfaction delivered by employees like Joe Gindt, Account Executive, and Sarah Vande Corput, Account Manager, in the company's Green Bay office.

FULFILLING EXPECTATIONS

WPS Resources' employees recognize their responsibility to deliver energy safely and efficiently every day. We maintain resolute character under changing and unexpected conditions. We make responsible choices, help shape the energy future for our customers, and provide success for our shareholders.

TRUE TO OUR DIRECTION

Our mission is delivering value to our customers. Our corporate values provide direction for the decisions and actions we take to deliver on that mission.

We value integrity. Honesty, trust, and sincerity guide our actions. We value safety, in our services, workplace, and communities. We lead our communities, caring for them and our environment. We respect our surroundings and the unique and diverse individuals and perspectives in the world around us.

We value service to our customers and trying to exceed their expectations. And we value our shareholders, seeking long-term rewards for you through dividend growth, a strong return on your investment, and safety for your investment.

Continue to look to us. We will continue to deliver!



Ed Jordan, a Plant Manager for WPS Power Development in Syracuse and Beaver Falls, New York, manages operations at two of three energy-efficient power plants we acquired in 2002. The plants sell power into New York's newly deregulated electric market.

BASIC EARNINGS PER SHARE IN DOLLARS 1993-2002


2.48
2.19
2.28
1.99
2.10
1.76
2.24
2.53
2.75
3.45
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

DIVIDEND PER SHARE IN DOLLARS 1993-2002


1.76
1.80
1.84
1.88
1.92
1.96
2.00
2.04
2.08
2.12
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

CUMULATIVE TOTAL RETURN* IN DOLLARS 1993-2002


111.47
94.47
127.56
113.64
144.02
158.94
121.38
189.93
200.36
224.93
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

* Assumes $100 investment in common stock at year-end 1992 and all dividends reinvested quarterly. Cumulative total return for the ten-year period is equivalent to an average annual return of 8.44%.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- General economic, business, and regulatory conditions
- Legislative and regulatory initiatives regarding deregulation and restructuring of the utility industry which could affect costs and investment recovery
- State and federal rate regulation, including the inability to obtain necessary regulatory approvals
- Changes in generally accepted accounting principles
- Growth and competition and the extent and timing of new business development in the markets of subsidiary companies
- The performance of projects undertaken or acquired by subsidiary companies
- Business combinations among our competitors and customers
- Energy supply and demand
- Financial market conditions, including availability, terms, and use of capital
- Nuclear and environmental issues
- Weather and other natural phenomena
- Commodity price and interest rate risk
- Counterparty credit risk
- Federal and state tax policies
- Acts of terrorism or war

Results of Operations

WPS Resources Corporation is a holding company. Our wholly-owned subsidiaries include two regulated utilities, Wisconsin Public Service Corporation and Upper Peninsula Power Company. Another wholly-owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses including WPS Energy Services, Inc. and WPS Power Development, Inc.

2002 COMPARED WITH 2001

WPS RESOURCES CORPORATION OVERVIEW

WPS Resources' 2002 and 2001 results of operations are shown in the following table:

WPS RESOURCES' RESULTS *(Millions, except share amounts)*	2002	2001	Change
Consolidated operating revenues	$2,674.9	$2,675.5	– %
Income available for common shareholders	$109.4	$77.6	41%
Basic earnings per share	$3.45	$2.75	25%
Diluted earnings per share	$3.42	$2.74	25%

The increase in earnings per share was largely driven by a gain at WPS Power Development related to the 2001 sale of part of its synthetic fuel operations. The sale occurred in the fourth quarter of 2001, and we deferred recognition of a portion of the related gain on the sale pending the satisfaction of certain contingencies. In addition, WPS Energy Services' net income increased 72%, primarily due to improved natural gas margins. A full year contribution from gas utility operations acquired in the spring of 2001, warmer than normal weather during the heating season in 2001, and a rate increase approved by regulators resulted in increased earnings from our gas utility in 2002. Even with the 2002 rate increases approved by regulators, we were unable to earn the full return approved by them.

OVERVIEW OF UTILITY OPERATIONS

Utility operations include the electric utility operations at Wisconsin Public Service and Upper Peninsula Power and the natural gas utility operations at Wisconsin Public Service. Income available for common shareholders attributable to electric utility operations was $61.0 million in 2002 compared with $58.8 million in 2001. Income available for common shareholders attributable to gas utility operations was $18.4 million in 2002 and $8.9 million in 2001.

Utility margins at Wisconsin Public Service were impacted positively by a Public Service Commission of Wisconsin interim rate order, which was effective January 1, 2002, authorizing a 10.3% increase in Wisconsin retail electric rates and a 4.7% increase in Wisconsin retail natural gas rates. In late June 2002, Wisconsin Public Service received a final 2002 rate order which authorized a 10.9% increase in Wisconsin retail electric rates and a 3.9% increase in Wisconsin retail natural gas rates. The final order authorized a lower retail natural gas rate increase than was approved in the interim order resulting in a $0.4 million refund to Wisconsin Public Service's natural gas customers.



At an energy company, reliability and safety are everything. It's what line electricians like Kelly Collaer at Wisconsin Public Service strive for from day's beginning to day's end. His laptop computer helps him deliver superior service from any location.

ELECTRIC UTILITY MARGINS

The consolidated electric utility margin represents electric revenue less cost of sales exclusive of intercompany transactions. Our consolidated electric utility margin increased $85.0 million, or 19%, due to the Wisconsin retail electric rate increases at Wisconsin Public Service and higher overall electric utility sales volumes.

WPS RESOURCES' CONSOLIDATED Electric Utility Results *(Millions)*	2002	2001	2000
Revenues	$741.6	$654.4	$623.8
Fuel and purchased power costs	220.4	218.2	199.0
Margins	$521.2	$436.2	$424.8
Sales in kilowatt-hours	13,717.2	12,741.0	12,565.0

Our consolidated electric utility revenues increased $87.2 million, or 13%, in 2002 as the result of the electric rate increases and an 8% increase in overall electric sales volumes at Wisconsin Public Service. Sales volumes were up 25% for lower margin, wholesale customers while sales to higher margin, residential customers increased 6% and sales to higher margin, commercial and industrial customers increased 3%. Summer weather was 7% warmer in 2002 than in 2001, and 23% warmer than normal.

Increased fuel costs for power generation were partially offset by lower purchased power expenses. Our consolidated fuel expense for generation plants increased $4.9 million, or 4%, in 2002. Our consolidated purchased power expense, however, decreased $2.7 million, or 3%, in 2002. Overall generation from Wisconsin Public Service's plants increased 10% while purchased volumes decreased 3%. The change in the energy supply mix was largely due to the availability of less expensive power generation from the Kewaunee Nuclear Power Plant. Wisconsin Public Service increased its ownership interest in the Kewaunee plant to 59% in September 2001. Although Upper Peninsula Power's purchased volumes remained fairly consistent, the unit cost of its purchased power decreased 9%.

The Public Service Commission of Wisconsin allows Wisconsin Public Service to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs fall outside a specified range. Wisconsin Public Service is required to file an application to adjust rates either higher or lower when costs are plus or minus 2% from forecasted costs on an annualized basis. Wisconsin Public Service did not submit any fuel filings in 2002.

GAS UTILITY MARGINS

The consolidated gas utility margin represents natural gas revenues less purchases exclusive of intercompany transactions. Effective April 1, 2001, the gas utility margin at Wisconsin Public Service includes the merged Wisconsin Fuel and Light Company operations.

WISCONSIN PUBLIC SERVICE CORPORATION'S

Gas Utility Results (*Millions*)	2002	2001	2000
Revenues	$310.7	$321.6	$264.5
Purchase costs	198.6	230.2	185.1
Margins	$112.1	$ 91.4	$ 79.4
Throughput in therms	845.4	742.7	701.1

An increase in overall natural gas throughput volumes of 14% and the Wisconsin retail gas rate increase resulted in a higher gas utility margin of $20.7 million, or 23%, in 2002. Increased overall gas throughput volumes were partially the result of including 12 months of operations for former Wisconsin Fuel and Light in 2002 compared with the inclusion of 9 months of operations in 2001. Gas throughput volumes were also affected by a heating season that was 5% colder in 2002 than in 2001, but 3% milder than normal.

Wisconsin Public Service's gas revenues decreased $10.9 million, or 3%, in 2002 and gas purchase costs decreased $31.6 million, or 14%, largely as the result of a 26% decrease in the average unit cost of natural gas in 2002. Wisconsin Public Service passes changes in the cost of gas on to customers through a purchased gas adjustment clause, as allowed by the Public Service Commission of Wisconsin and the Michigan Public Service Commission under current regulatory practice.

OTHER UTILITY EXPENSES/INCOME

Utility operating and maintenance expense increased $67.6 million in 2002 largely due to amortization of regulatory deferrals, increased benefit costs, higher transmission expenses associated with American Transmission Company, increased expenses at the Kewaunee plant (as a result of Wisconsin Public Service acquiring additional ownership interest in the plant), and increased energy conservation expenses.

Utility depreciation and decommissioning expense increased $7.8 million in 2002 largely due to additional plant assets at Wisconsin Public Service, including its increased ownership interest in the Kewaunee plant. Lower depreciation expense of $5.5 million related to decreased decommissioning earnings partially offset the increased plant asset depreciation.

Utility miscellaneous income decreased $8.1 million in 2002 primarily as the result of lower earnings of $5.7 million on Wisconsin Public Service's nuclear decommissioning trust assets. Due to regulatory practice, a decrease in earnings on the trust assets is largely offset by decreased depreciation expense.

OVERVIEW OF NONREGULATED OPERATIONS

Nonregulated operations consist of the natural gas, electric, and other sales at WPS Energy Services, a diversified energy supply and services company, and the operations of WPS Power Development, an electric generation asset development company.

WPS Energy Services' net income increased to $11.0 million in 2002 compared with $6.4 million in 2001 primarily due to a higher gas margin. WPS Power Development's net income increased to $24.0 million in 2002 compared with $2.3 million in 2001 largely due to recognition of a gain related to the 2001 sale of a portion of its synthetic fuel operations.

OVERVIEW OF WPS ENERGY SERVICES

WPS Energy Services' principal businesses involve nonregulated gas and electric sales. Revenues at WPS Energy Services were $1.5 billion in 2002 compared with $1.6 billion in 2001, a decrease of 6%. The decrease was the result of a lower unit cost of natural gas in 2002 partially offset by additional natural gas and electric sales volumes. The lower unit cost of natural gas is also reflected in cost of sales, thus having no impact on margin. Net income increased $4.6 million, or 72%, in 2002 due to increased gas margins and improved operations.

WPS ENERGY SERVICES' MARGINS

WPS ENERGY SERVICES' GAS RESULTS

(*Millions*, except sales volumes)	2002	2001	2000
Nonregulated natural gas revenues	$1,248.1	$1,406.3	$919.5
Nonregulated natural gas cost of sales	1,213.2	1,390.4	908.2
Margins	$ 34.9	$ 15.9	$ 11.3
Wholesale sales volumes in billion cubic feet	233,800	242,800	153,300
Retail sales volumes in billion cubic feet	135,700	104,500	75,300



Jui-Ning Cheng, an Associate Engineer, moved to Wisconsin from Taiwan in 2000 to pursue an advanced engineering degree. At Wisconsin Public Service, she puts her newly earned degree to work, while fellow employees benefit by learning about her background and heritage.

Nonregulated gas revenues at WPS Energy Services decreased $158.2 million, or 11%, in 2002 primarily as the result of lower natural gas prices in 2002. The nonregulated gas margin increased $19.0 million, or 119%, in 2002 due to improved management of the retail gas procurement and volume risk processes and increased retail sales volumes.

WPS ENERGY SERVICES' ELECTRIC RESULTS *(Millions)*	2002	2001	2000
Nonregulated electric revenues	$244.5	$165.0	$33.8
Nonregulated electric cost of sales	232.8	150.3	29.4
Margins	$ 11.7	$ 14.7	$ 4.4
Wholesale sales in kilowatt-hours	4,250.0	1,696.6	557.6
Retail sales in kilowatt-hours	2,703.6	1,944.7	601.7

Nonregulated electric revenues at WPS Energy Services increased $79.5 million, or 48%, in 2002 due to higher sales volumes. The nonregulated electric margin decreased $3.0 million, or 20%, in 2002 primarily due to the slow economy which produced less favorable market conditions for opportunity sales in 2002.

WPS ENERGY SERVICES' OTHER EXPENSES

Operating expenses at WPS Energy Services increased $7.3 million in 2002 largely due to costs associated with business expansion and increased bad debt expense.

OVERVIEW OF WPS POWER DEVELOPMENT

Revenues at WPS Power Development were $145.2 million in 2002 compared with $141.5 million in 2001, an increase of 3%. The increase was primarily due to the operation of the generation assets obtained from CH Resources in the second quarter of 2002 and the operation of the Combined Locks Energy Center. Partially offsetting these increases were a change in accounting from consolidation to equity method accounting for WPS Power Development's synthetic fuel operations and lower revenues from steam sales.

WPS POWER DEVELOPMENT'S MARGIN

WPS POWER DEVELOPMENT'S PRODUCTION RESULTS *(Millions)*	2002	2001	2000
Nonregulated other revenues	$145.2	$141.5	$128.1
Nonregulated other cost of sales	93.3	110.2	94.8
Margins	$ 51.9	$ 31.3	$ 33.3

WPS Power Development experienced an increase of $20.6 million, or 66%, in its margin in 2002. The margin increased $6.7 million at the Sunbury generation plant in 2002 due to lower fuel costs and lower prices for spot market purchases (which allowed Sunbury to meet its firm contracts at a lower cost). The operation of the generation assets obtained in the June 2002 CH Resources acquisition and the startup of the Combined Locks Energy Center contributed to WPS Power Development's higher margin in 2002. A change in accounting for WPS Power Development's synthetic fuel operations also increased 2002 margins. As a result of the 2001 sale of a portion of WPS Power Development's synthetic fuel operations, WPS Power Development no longer consolidates these operations as a part of revenue and cost of sales. The remaining interest in the synthetic fuel operations is now accounted for under the equity method of accounting with such amounts recorded as a component of miscellaneous income.

WPS POWER DEVELOPMENT'S OTHER EXPENSES/INCOME/TAX CREDITS

Operating expenses at WPS Power Development increased $8.1 million in 2002 primarily due to maintenance and other expenses at the Sunbury generation plant, including costs related to a staff reduction that was announced November 7, 2002 and took effect in January 2003. Costs associated with the generation assets obtained in the CH Resources acquisition and operation of the Combined Locks Energy Center also contributed to increased operating expenses in 2002.

Depreciation expense increased $3.1 million in 2002 due to additional plant assets at WPS Power Development, including the Combined Locks Energy Center and the assets obtained in the CH Resources acquisition. A nitrogen oxide reduction project at Sunbury also contributed to increased depreciation expense in 2002.

WPS Power Development's miscellaneous income increased $24.9 million in 2002 primarily as the result of recognizing a pretax gain of $38.0 million (approximately $22.8 million after tax) related to the 2001 sale of part of WPS Power Development's synthetic fuel operations. WPS Power Development recognized a pretax gain of $2.2 million (approximately $1.3 million after tax) on the sale in the fourth quarter of 2001 and deferred the remaining portion of the gain pending satisfaction of certain contingencies, including the receipt of a private letter ruling from the Internal Revenue Service. The contingencies were satisfied in 2002 and the remaining gain was recognized. WPS Power Development also recognized royalties of $2.3 million in 2002 related to its synthetic fuel operations. Partially offsetting these factors were equity method losses for WPS Power Development's synthetic fuel operations.

WPS Power Development recorded synthetic fuel tax credits of $23.3 million in 2002, an increase of approximately $1.8 million over 2001.

OVERVIEW OF HOLDING COMPANY AND OTHER OPERATIONS

Holding Company and Other operations include the operations of WPS Resources and WPS Resources Capital as holding companies and the nonutility activities at Wisconsin Public Service and Upper Peninsula Power. Holding Company and Other operations experienced a net loss of $5.0 million in 2002 compared with net income of $1.3 million in 2001. A net loss was experienced in 2002 primarily due to interest expense from financing to provide funds for subsidiary operations.

Our asset management strategy resulted in pretax gains of $3.3 million in 2002 compared with pretax gains of approximately $17 million in 2001. WPS Resources' asset management strategy, which was initiated in 2001, is a five to seven-year plan intended to optimize shareholder return from the sale, development, or use of certain assets. In addition, earnings on equity investments were higher in 2002 compared with 2001 primarily due to our investment in American Transmission Company.

TAX CREDITS

We used tax credits to the extent the tax law permits to reduce our current federal income tax liability, and the remaining credits increased our alternative minimum tax credit available for future years. Approximately $15 million of alternative minimum tax credits were carried over from 2002, which brings the cumulative credits being carried forward to approximately $36 million. Alternative minimum tax credits can be used in future years to reduce our regular tax liability, subject to various limitations. Based on a review of all known facts and circumstances, management has concluded that it is more likely than not that we will be able to use these credits in the future to reduce our federal income tax liability.

WEIGHTED AVERAGE SHARES

The weighted average number of outstanding shares of WPS Resources' common stock increased 3.5 million shares during 2002. The increase was largely due to issuing 2.3 million additional shares through a public offering in the fourth quarter of 2001 and issuing 1.8 million shares in the merger of Wisconsin Fuel and Light into Wisconsin Public Service in the second quarter of 2001. Additional shares were also issued in 2002 under the Stock Investment Plan.

2001 COMPARED WITH 2000

WPS RESOURCES CORPORATION OVERVIEW

WPS Resources' 2001 and 2000 results of operations are shown in the following table:

WPS RESOURCES' RESULTS (*Millions*, except share amounts)	2001	2000	Change
Consolidated operating revenues	$2,675.5	$1,949.0	37%
Income available for common shareholders	$77.6	$67.0	16%
Basic earnings per share	$2.75	$2.53	9%
Diluted earnings per share	$2.74	$2.53	8%

Consolidated operating revenues increased in 2001 due to sales volume growth for all business segments and higher natural gas prices in the first part of 2001. In addition, rate increases at Wisconsin Public Service contributed to increased revenues in 2001. The Public Service Commission of Wisconsin authorized a 5.4% increase in Wisconsin retail electric rates and a 1.5% increase in Wisconsin retail natural gas rates effective January 1, 2001.

Increased profitability at our nonregulated segments offset a decrease in earnings at our electric and natural gas utility segments. Higher earnings resulted from a gain on the sale of hydro lands as part of our asset management strategy, increased natural gas and electric utility margins, increased electric and natural gas margins at WPS Energy Services, additional tax credits at WPS Power Development, and a gain on the sale of a portion of WPS Power Development's investment in its synthetic fuel operations. Partially offsetting these factors were increased operating expenses at all segments and a lower margin at WPS Power Development.

OVERVIEW OF UTILITY OPERATIONS

Income available for common shareholders attributable to electric utility operations was $58.8 million in 2001 compared with $60.7 million in 2000. Income available for common shareholders attributable to gas utility operations was $8.9 million in 2001 and $11.6 million in 2000.

ELECTRIC UTILITY MARGINS

Our consolidated electric utility margin increased $11.4 million, or 3%, in 2001 primarily due to a 5.4% Wisconsin retail electric rate increase at Wisconsin Public Service, which became effective on January 1, 2001, and higher sales volumes to most customer classes at Upper Peninsula Power and Wisconsin Public Service. Summer weather was 66% warmer in 2001 than in 2000, and 17% warmer than normal. Partially offsetting these factors was a 2% decrease in sales to large commercial and industrial customers at Wisconsin Public Service due to declining economic conditions.

Affecting the electric utility margin was a change in the customer mix at Wisconsin Public Service in 2001. Sales to lower margin, non-firm customers increased more than sales to higher margin customers. The lack of new retail electric rates at Upper Peninsula Power also affected the margin negatively.

Our consolidated fuel expense for production plants decreased $5.2 million, or 4%, in 2001 largely due to decreased production at Wisconsin Public Service's combustion turbine generation plants. Our consolidated purchased power expense, however, increased $24.4 million due to an increase in power purchases and a 19% increase in the cost per kilowatt-hour of power purchases made by Wisconsin Public Service in 2001 compared with 2000. Power purchases were 21% higher in 2001 due to warmer summer weather and the availability of economically priced energy. Also contributing to increased power purchases were a scheduled outage at Wisconsin Public Service's nuclear plant and an unscheduled outage at one of its fossil-fueled generation plants.

Wisconsin Public Service's Kewaunee plant was off-line for a scheduled refueling and replacement of its steam generators which began in late September 2001. The Kewaunee plant returned to service in early December as scheduled. Wisconsin Public Service is a 59% owner of the Kewaunee plant. Wisconsin Public Service's Pulliam Unit 7 was off-line for unscheduled repairs in the fourth quarter of 2001 and returned to service in February 2002. Wisconsin Public Service chose to take advantage of purchased power during these outages because of economically favorable pricing.

The Public Service Commission of Wisconsin allows Wisconsin Public Service to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs fall outside a specified range. In the third quarter of 2001, Wisconsin Public Service submitted a fuel filing with the Public Service Commission of Wisconsin requesting a $1.9 million retail electric rate reduction. The rate reduction was approved and implemented on September 3, 2001. Wisconsin Public Service submitted an additional fuel filing in November 2001, and a rate reduction of $0.3 million was approved and implemented on December 8, 2001.

GAS UTILITY MARGINS

Effective April 1, 2001, the gas utility margin at Wisconsin Public Service includes the merged Wisconsin Fuel and Light Company operations.

The gas utility margin at Wisconsin Public Service increased $12.0 million, or 15%, in 2001. This increase was due to a 1.5% increase in Wisconsin retail natural gas rates effective January 1, 2001, and a 6% increase in overall natural gas throughput volumes. Increased gas throughput volumes were largely the result of Wisconsin Public Service's acquisition of Wisconsin Fuel and Light in the second quarter of 2001. Gas throughput volumes to large commercial and industrial customers, however, decreased 9% as a result of customers switching to the gas transport customer class and declining economic conditions. Gas throughput volumes to gas transport customers increased 15%. In addition, gas throughput volumes to interruptible customers decreased 6%. Gas throughput volumes were negatively affected by winter weather, which was 9% milder in 2001 than in 2000 and 8% milder than normal.

Wisconsin Public Service's natural gas revenues increased $57.1 million, or 22%, as the result of an increase in the average unit cost of natural gas in the first half of 2001, increased throughput as a result of Wisconsin Public Service's acquisition of Wisconsin Fuel and Light in the second quarter of 2001, and the 1.5% increase in Wisconsin retail gas rates.

Wisconsin Public Service's natural gas purchase costs increased $45.1 million, or 24%, in 2001 largely due to a higher average unit cost of natural gas in the first half of 2001. The higher natural gas prices experienced earlier in 2001 were passed on to customers and are reflected in both revenues and gas purchases, thus having little impact on margin.

OTHER UTILITY EXPENSES/INCOME

Utility operating expenses increased $36.3 million in 2001 largely due to increased transmission expenses associated with the transfer of assets to American Transmission Company, increased payments to the Wisconsin Department of Administration for energy conservation activities, increased maintenance costs at the Kewaunee plant during its refueling outage, and higher write-offs of uncollectible accounts.

The Public Service Commission of Wisconsin allowed a portion of the higher transmission costs to be deferred. The deferred transmission costs, $4.4 million for 2001, were recovered in 2002 Wisconsin retail rates.

Lower earnings on the nuclear decommissioning fund contributed to a decrease in other income from utility operations in 2001. Due to regulatory practice, lower earnings on the nuclear decommissioning fund were largely offset by decreased depreciation expense. An extension in the Kewaunee plant's assumed depreciable life and a reduction in the nuclear decommissioning fund contribution also contributed to decreased depreciation expense.

Interest expense increased due to the issuance of additional long-term debt by Wisconsin Public Service in August 2001.

OVERVIEW OF NONREGULATED OPERATIONS

WPS Energy Services' net income increased to $6.4 million in 2001 compared with $1.7 million in 2000. WPS Power Development's net income increased to $2.3 million in 2001 compared with $0.9 million in 2000.

OVERVIEW OF WPS ENERGY SERVICES

Revenues at WPS Energy Services grew to $1.6 billion in 2001 compared with $955.6 million in 2000, an increase of 67%. This increase was the result of additional natural gas and electric sales volumes coupled with a higher unit cost of natural gas in the first half of 2001. The higher unit cost of natural gas is also reflected in cost of sales, thus having no impact on margin. Income increased $4.7 million in 2001 due to increased sales and improved operations.

WPS ENERGY SERVICES' MARGINS

Nonregulated gas revenues at WPS Energy Services increased $486.8 million, or 53%, primarily as the result of sales volume growth and higher natural gas prices in the first half of 2001. The nonregulated gas margin increased $4.6 million, or 41%, in 2001 due to increased sales volumes and exiting from unprofitable market segments.

Nonregulated electric revenues at WPS Energy Services increased $131.2 million, or 388%, in 2001. The nonregulated electric margin increased $10.3 million, or 234%, in 2001. Higher electric sales volumes in existing and newly-entered retail electric markets, increased electric wholesale activities, as well as impacts from marketing energy from WPS Power Development's Sunbury plant, contributed to these increases.

WPS ENERGY SERVICES' OTHER EXPENSES

Operating expenses at WPS Energy Services increased $8.5 million in 2001 largely due to costs associated with business expansion and higher bad debt expense.

OVERVIEW OF WPS POWER DEVELOPMENT

Revenues at WPS Power Development increased $13.4 million, or 10%, in 2001 primarily due to higher revenues from its steam operations of $7.1 million and higher revenues at its Sunbury generation plant of $7.0 million. WPS Power Development's income was $2.3 million in 2001 compared with $0.9 million in 2000. Additional tax credits of approximately $4 million from its synthetic fuel operation was the primary factor in WPS Power Development's increased income in 2001.

WPS POWER DEVELOPMENT'S MARGIN

WPS Power Development experienced a decrease of $2.0 million in its margin in 2001. The primary factors in this decrease were a $2.8 million margin decrease at Sunbury due to higher fuel costs as a result of purchasing coal at current market prices, and higher costs of replacement power during outages. WPS Power Development recovered a portion of the fuel cost increase through settlement with its coal supplier. The Sunbury margin decrease was partially offset by higher margins at the Westwood generation plant, which was acquired in September 2000.

WPS POWER DEVELOPMENT'S OTHER EXPENSES/INCOME/TAX CREDITS

Operating expenses at WPS Power Development increased $4.5 million in 2001 primarily due to costs associated with operations at the Westwood plant, higher payroll expenses, and increased development costs for potential new projects.

Miscellaneous income increased $1.8 million in 2001 primarily due to recognizing a pretax gain of $2.2 million (approximately $1.3 million after tax) related to the 2001 sale of a portion of WPS Power Development's synthetic fuel operations.

WPS Power Development recorded synthetic fuel tax credits of $21.5 million in 2001, an increase of approximately $4 million over 2000.

OVERVIEW OF HOLDING COMPANY AND OTHER OPERATIONS

Holding Company and Other operations experienced net income of $1.3 million in 2001 compared with a net loss of $7.9 million in 2000.

Miscellaneous nonutility income included pretax gains of approximately $17 million including a pretax gain of $13.1 million on the sale of hydro lands at Wisconsin Public Service in December 2001. The sale of these hydro lands was a significant transaction in a five to seven-year asset management strategy to optimize shareholder return from the sale, development, or use of certain assets. In addition, earnings on equity investments were higher in 2001 compared with 2000 primarily due to our investment in American Transmission Company.

Interest expense increased due to additional short-term borrowing at WPS Resources for working capital needs in the first half of 2001.

TAX CREDITS

We used tax credits to the extent the tax law permits to reduce our current federal income tax liability, and the remainder increased our alternative minimum tax credit available for future years. Approximately $10 million of alternative minimum tax credits were carried over from 2001, which brought the cumulative credits being carried forward to approximately $21 million at the end of 2001.

Balance Sheet

2002 COMPARED WITH 2001

Customer and other receivables increased $45.3 million in 2002 and accrued unbilled revenues increased $49.4 million in 2002, both as the result of increased sales volumes at Wisconsin Public Service and WPS Energy Services due to colder weather and customer growth. Wisconsin retail rate increases at Wisconsin Public Service also contributed to these higher balances.

Current assets from risk management activities increased $70.6 million in 2002 and current liabilities from risk management activities increased $149.6 million. Long-term assets from risk management activities decreased $16.1 million in 2002 and long-term liabilities from risk management activities decreased $36.0 million. These variances were largely due to changes in forward prices and increased volumes.

Property, plant, and equipment increased $146.6 million due to additional plant assets at Wisconsin Public Service, including construction of portions of the Pulliam combustion turbine and the Wausau to Duluth transmission line, and additional plant assets at WPS Power Development, including the assets obtained in the CH Resources acquisition and capital expenditures at the Sunbury generation plant.

Accounts payable increased $117.4 million in 2002 largely due to the $48.4 million payable as the result of Wisconsin Public Service's purchase of the De Pere Energy Center in December 2002. Increased natural gas purchases at Wisconsin Public Service and WPS Energy Services as the result of colder weather and customer growth also contributed to the higher accounts payable balance.

Long-term debt increased $96.6 million in 2002 due to the issuance in the fourth quarter of 2002 of senior unsecured notes at WPS Resources and senior notes, which were secured by first mortgage bonds, at Wisconsin Public Service. Extinguishment of the capital lease obligation related to the De Pere Energy Center and the retirement of first mortgage bonds at Wisconsin Public Service partially offset these factors.

Liquidity and Capital Resources

FINANCING

WPS Resources normally uses internally generated funds and commercial paper borrowing to satisfy most of its capital requirements. We may periodically issue long-term debt and common stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth. We may seek nonrecourse financing for funding some nonregulated acquisitions. WPS Resources' commercial paper borrowing program provides for working capital requirements of the nonregulated businesses and Upper Peninsula Power. Wisconsin Public Service has its own commercial paper borrowing program. The specific forms of long-term financing, amounts, and timing depend on the availability of projects, market conditions, and other factors.

WPS Resources and Wisconsin Public Service completed the syndication of revolving credit lines of $180 million and $100 million, respectively, during the third quarter of 2002.

The current credit ratings for WPS Resources and Wisconsin Public Service are listed in the table below.

CREDIT RATINGS	STANDARD & POOR'S	MOODY'S
WPS Resources Corporation		
Senior unsecured debt	A	Aa3
Commercial paper	A-1	P-1
Trust preferred securities	BBB+	A1
Credit line syndication	–	Aa3
Wisconsin Public Service Corporation		
Bonds	AA-	Aa1
Preferred stock	A	A1
Commercial paper	A-1+	P-1
Credit line syndication	–	Aa2

The ratings reflect a 2002 Standard & Poor's downgrade of WPS Resources' senior unsecured debt rating from A+ to A and the trust preferred securities rating from A to BBB+. At the same time, Standard & Poor's affirmed WPS Resources' commercial paper rating of A-1 and affirmed all of Wisconsin Public Service's previous ratings. We believe these ratings continue to be among the best in the energy industry, and they have allowed us to access commercial paper and long-term debt markets on favorable terms. Credit ratings are not recommendations to buy, are subject to change, and each rating should be evaluated independently of any other rating.

In 2002, we issued new shares of common stock under our Stock Investment Plan and under certain stock-based employee benefit plans. Equity increased $28.3 million in 2002 as a result of these plans. WPS Resources also repurchased $1.3 million of existing common stock for stock-based compensation plans in 2002.

WPS Resources issued $100.0 million of 5.375% 10-year senior unsecured notes in November 2002. We used approximately $55 million of the net proceeds from the issuance of these notes to repay short-term debt incurred to provide equity capital to our subsidiaries and the remainder for other corporate purposes.

Wisconsin Public Service issued $150.0 million of 4.875% 10-year senior notes in December 2002 under a shelf registration for the offering and sale of up to $300 million in long-term debt. The senior notes are secured by a pledge of first mortgage bonds and may become unsecured if Wisconsin Public Service retires all of its outstanding first mortgage bonds. Wisconsin Public Service used approximately $72 million of the net proceeds from the issuance of the senior notes to acquire the De Pere Energy Center and $69 million to retire short-term debt. The balance of the net proceeds was used for other corporate purposes. Wisconsin Public Service retired $50.0 million of 7.30% first mortgage bonds in October 2002. An additional $50.0 million of 6.80% first mortgage bonds were retired on February 1, 2003.

WPS Resources may issue additional debt and/or common stock in 2003. The size of the debt and common stock issues is contingent on the level of future investment activity by our subsidiaries. Wisconsin Public Service expects to issue additional debt in 2003.

REGULATORY

On March 28, 2002, Wisconsin Public Service filed an application with the Public Service Commission of Wisconsin to modify its Wisconsin retail electric and natural gas rates for 2003 and 2004. In order to ensure reliable energy into the future and to recover increased costs, Wisconsin Public Service requested retail electric rate increases of 8.3% in 2003 and 4.9% in 2004 and retail natural gas rate increases of 2.7% in 2003 and 1.4% in 2004. Wisconsin Public Service requested a 12.6% return on equity, with equity constituting 55% of the capital structure. On February 20, 2003, the Public Service Commission of Wisconsin ruled on the requested rate increase, including a 12.0% return on equity with no change in the capital structure. A final order is anticipated by mid March 2003.

On December 20, 2002, the Michigan Public Service Commission approved an 8.95% increase in retail electric rates for customers of Upper Peninsula Power. The Commission granted an 11.4% return on equity.

On February 6, 2003, Wisconsin Public Service filed an application with the Michigan Public Service Commission for new electric rates for its Michigan retail customers. Wisconsin Public Service requested a 9% increase in Michigan electric rates, its first request since 1986. Since it is uncertain as to when the Michigan Public Service Commission will review its request, Wisconsin Public Service also filed for a 5.8% interim rate increase. If approved, the interim rates will be in effect until final rates are approved.

Wisconsin Public Service intends to file for an increase in wholesale electric rates with the Federal Energy Regulatory Commission in the first quarter of 2003. If the filing meets all the necessary criteria, new rates could be implemented, subject to refund, as early as 61 days after the initial filing. If the rate case is litigated to a conclusion, the process could take up to three years to complete.

ASSET SALES, ACQUISITIONS, AND CONSTRUCTION

On September 3, 2002, Wisconsin Public Service received a certificate of authority from the Public Service Commission of Wisconsin to construct an 83-megawatt combustion turbine unit at its Pulliam plant location. Construction of the unit, which is expected to cost approximately $39 million, should be complete in June 2003.

On December 16, 2002, Wisconsin Public Service purchased the 180-megawatt De Pere Energy Center and terminated the related existing purchased power agreement. Wisconsin Public Service paid $72.0 million



In a spirit of environmental stewardship, WPS Resources uses rigorous environmental controls and practices. Mike Mason, Environmental Technician at Wisconsin Public Service, conducts testing to ensure compliance with this principle.

at the close of the transaction, with the remaining $48.4 million due in December 2003. As a result of this transaction, Wisconsin Public Service extinguished its capital lease obligation and entered into a purchased power agreement for up to 235 megawatts from a plant yet to be constructed. The new purchased power agreement is contingent on timely plant construction. Wisconsin Public Service expects to recover a substantial portion of the remaining payment in future customer rates.

As part of its regulated utility operations, Wisconsin Public Service expects to submit an application for a Certificate of Public Convenience and Necessity to the Public Service Commission of Wisconsin in late 2003 for approval to build a 500-megawatt coal-fired generation facility near Wausau, Wisconsin. Wisconsin Public Service anticipates receiving approval from the Public Service Commission of Wisconsin in 2004. The facility is estimated to cost approximately $700 million, assuming the Public Service Commission of Wisconsin allows a current return on construction costs. The facility will be funded with internally generated funds, debt issues, and equity. WPS Resources may need to issue additional common stock to fund equity to Wisconsin Public Service.

Effective June 1, 2002, WPS Power Development acquired CH Resources, Inc. from Central Hudson Energy Services, Inc. for $59.2 million.

On November 1, 2002, WPS Energy Services acquired an existing book of retail gas business in Canada. Consideration for the purchase consists of an earn-out to the seller based on a percent of margin on the volume delivered during the two years ending October 31, 2004. The retail volumes of this book of business have the potential to equal WPS Energy Services' current retail gas volumes.

WPS Energy Services was appointed manager of Quest Energy, LLC in November 2002. The appointment as manager, as well as other factors including the provision of substantial financial support, resulted in the consolidation of Quest's financial statements with those of WPS Resources at December 31, 2002. WPS Resources assigned the right to convert its interest bearing note and other indebtedness from Quest to equity to WPS Energy Services in January 2003 and on January 29, 2003, the conversion was exercised at which time Quest became a wholly-owned subsidiary of WPS Energy Services.

In December 2001, Wisconsin Public Service sold approximately 5,700 acres of land on the Peshtigo River in northeastern Wisconsin to the Wisconsin Department of Natural Resources for $13.5 million. This sale was a significant transaction in WPS Resources' five to seven-year asset management strategy which was initiated in 2001. The agreement with the Department of Natural Resources includes two options, one exercisable in 2003 and the other in 2004, whereby the Department may acquire, at less than fair value, approximately 5,000 additional acres for $11.5 million if both options are exercised. The value associated with the difference between the option price and the fair value will be treated as a charitable contribution. As part of our asset management strategy, we sold additional assets in 2002 for gains of $3.3 million.

On December 19, 2002, WPS Power Development sold a 30% interest in ECO Coal Pelletization #12, LLC, the company WPS Power Development owns which holds our interest in the synthetic fuel project. WPS Power Development received consideration of $3.0 million cash, as well as a fixed note and a variable note. Payments under the variable note are contingent upon the synthetic fuel production facility achieving specified levels of synthetic fuel production. In conjunction with the sale, WPS Power Development has agreed to make certain payments to a third party broker, consisting of an up-front payment of $1.5 million which was paid at the time of closing, and projected payments in 2003 and 2004 of approximately $1.9 million per year. At December 31, 2002, a deferred gain of $11.6 million was reflected on WPS Power Development's balance sheet. This deferred gain represents the present value of future payments under the fixed note and the up-front cash payments net of transaction costs. It does not include an amount for the variable note which is contingent upon the synthetic fuel production allocation. WPS Power Development anticipates recognizing cumulative pretax income of approximately $36 million over the period from 2003 to 2007 as a result of this transaction, assuming all contingencies are satisfied.

SUNBURY GENERATION PLANT

As a result of market conditions, the Sunbury generation plant has not met our projected near-term financial performance levels. WPS Power Development expects to contribute up to $12 million of additional capital to Sunbury Generation, LLC for operational needs in 2003. This amount is in addition to the $24.1 million that WPS Resources and WPS Power Development infused into Sunbury Generation in 2002, primarily for the project to reduce nitrogen oxide emissions from the plant. The nitrogen oxide reduction project was anticipated when the plant was acquired. We initially projected that Sunbury Generation would generate sufficient cash flow in 2002 for operations, with the exception of capital expenditures, but market conditions in which Sunbury Generation participates have degraded for capacity. Although Sunbury's operating performance is now nearing industry standards for equivalent availability, market conditions continue to be depressed. If present market conditions persist, additional capital may be needed in 2004 for operational needs. In an effort to mitigate the impact of these market conditions, we have initiated several cost control measures at Sunbury Generation, including a reduction in the work force at Sunbury effective January 2003. See discussion of critical accounting policies for additional information.

COMBINED LOCKS ENERGY CENTER

WPS Power Development temporarily removed the Combined Locks Energy Center from operation in August 2002 due to emission compliance testing results. WPS Power Development successfully retested the unit in December 2002. The unit was returned to service in December 2002. Fines or penalties associated with this event, if any, are not expected to be material.

Karen Kollmann, Director of Fossil Fuel Services at WPS Resources, is responsible for Wisconsin Public Service's and WPS Power Development's coal procurement—from the time a purchase is made until it's delivered to plants to be burned.



WPS ENERGY SERVICES AGGREGATION PROGRAM

WPS Energy Services has a delinquent receivables balance of $2.1 million as a result of rules related to the former hierarchy of application for customer payments in the Ohio electric aggregation program. This resulted in the customer remittances being applied first to the customer's current and past due balances with the utility and then to the customer's current and past due balance with WPS Energy Services. WPS Energy Services has established an allowance for doubtful accounts of $1.9 million related to these delinquent receivables, resulting in a bad debt expense ratio which is considerably in excess of the ratio experienced by the serving utility. WPS Energy Services continues to experience bad debt in the program, but at a reduced rate as a result of consistently dropping delinquent customers from the program. The Public Utility Commission of Ohio has proposed a payment hierarchy which is more equitable to the energy marketers. The proposed payment hierarchy would help to reduce the level of delinquent receivables at WPS Energy Services. WPS Energy Services filed a complaint and requested a hearing with the Public Utility Commission of Ohio to enforce a purchase of receivables provision that affects the aggregation program and on December 12, 2002, the Ohio Commission issued a ruling which would minimize the amount of exposure to delinquent receivables going forward through an interim purchase rate of 96% for service rendered after the customers' first scheduled meter read in 2003. We expect that this rate will be adjusted retroactively once a permanent settlement is reached. In the absence of a favorable settlement, WPS Energy Services will evaluate its participation in the Ohio aggregation program once the current product price commitments expire. WPS Energy Services believes the reserve for delinquent receivables it has created is adequate.

BASIC GENERATION SERVICE AUCTION

On February 3, 2003, WPS Energy Services participated in a basic generation service auction conducted by the four regulated electric distribution companies in New Jersey. The auction allowed third party suppliers to bid for the right to serve a fixed percentage of the electric distribution companies' basic generation service load. WPS Energy Services was awarded 700 megawatts of fixed-price load and 250 megawatts of hourly-priced load. The hourly-priced load will be supplied from WPS Power Development's Sunbury generation plant. Contracts have been executed with third party generation suppliers to provide energy for the fixed-price load. The supply contracts mirror WPS Energy Services' sales contracts to the electric distribution companies, providing effectively hedged transactions. Service to the New Jersey electric distribution companies begins August 1, 2003 and ends May 31, 2004. WPS Energy Services' sales awarded under the basic generation service auction are to the regulated electric distribution companies, not to retail customers, thus eliminating direct retail customer credit risk.

Contractual Obligations and Commercial Commitments

The following table summarizes the contractual obligations of WPS Resources, including its subsidiaries.

CONTRACTUAL OBLIGATIONS		Payments Due By Period			
As of December 31, 2002 *(Millions)*	Total Amounts Committed	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Long-term debt principal and interest payments	$1,286.9	$ 118.9	$175.0	$102.4	$ 890.6
Operating leases	9.2	3.2	4.4	0.5	1.1
Unconditional purchase obligations	1,752.5	960.4	484.6	97.7	209.8
Total contractual cash obligations	$3,048.6	$1,082.5	$664.0	$200.6	$1,101.5



Wisconsin Public Service purchased this heavy-lift knuckle-boom crane primarily for safety reasons. With a lower height, it can lift heavy loads but more easily avoid overhead obstructions. In addition, line electricians can operate the crane by remote control, decreasing any possibility of danger if the crane does touch energized conductors.

Long-term debt principal and interest payments represent bonds, notes, and loans held by WPS Resources and its subsidiaries. We record all principal obligations on the balance sheet.

Unconditional purchase obligations represent mainly commodity purchase contracts of WPS Resources and its subsidiaries. The energy supply contracts at WPS Energy Services have offsetting energy sale contracts. Wisconsin Public Service expects to recover the costs of its contracts in future customer rates.

As part of normal business, WPS Resources and its subsidiaries enter into various guaranties providing financial or performance assurance to third parties on behalf of certain subsidiaries. These guaranties are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

The guaranties issued by WPS Resources include intercompany guaranties between parents and their subsidiaries, which are eliminated in consolidation, and guaranties of the company's own performance. As such, all of WPS Resources' guaranties are excluded from the recognition, measurement, and disclosure requirements of Financial Accounting Standards Board Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others."

At December 31, 2002 and December 31, 2001, outstanding guaranties totaled $655.8 million and $518.4 million, respectively, as follows:

WPS RESOURCES' OUTSTANDING GUARANTIES

(Millions)	December 31, 2002	December 31, 2001
Guaranties of subsidiary debt	$ 38.8	$ 39.1
Guaranties supporting commodity transactions of subsidiaries	584.3	415.2
Standby letters of credit	22.7	18.4
Surety bonds	6.4	42.4
Other guaranties	3.6	3.3
Total guaranties	$655.8	$518.4

WPS RESOURCES' OUTSTANDING GUARANTIES

(Millions) Commitments Expiring	Total Amounts Committed At December 31, 2002	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Guaranties of subsidiary debt	$ 38.8	$ 11.6	$ –	$ –	$27.2
Guaranties supporting commodity transactions of subsidiaries	584.3	437.8	135.5	2.9	8.1
Standby letters of credit	22.7	16.1	–	6.5	0.1
Surety bonds	6.4	0.5	0.1	0.1	5.7
Other guaranties	3.6	0.9	–	2.7	–
Total guaranties	$655.8	$466.9	$135.6	$12.2	$41.1

At December 31, 2002, WPS Resources held $38.8 million in corporate guaranties supporting indebtedness. Of that total, $38.6 million supports outstanding debt at two WPS Power Development's subsidiaries. The underlying debt related to these guaranties is reflected in the consolidated balance sheet.

The WPS Resources Board of Directors has authorized management to issue corporate guaranties in the aggregate amount of up to $900 million to support the business operations of WPS Energy Services. WPS Resources primarily issues the guaranties to counterparties in the wholesale electric and natural gas marketplace to meet the counterparties' requirements and permit WPS Energy Services to operate within these markets. The amount of guaranties actually issued by WPS Resources to support the business operations at WPS Energy Services at December 31, 2002 was $506.1 million. The amount supported is dependent on the amount of outstanding business WPS Energy Services actually has with the counterparties holding the guaranties at any point in time. WPS Resources reflects WPS Energy Services' obligations supported by these parental guaranties on its consolidated balance sheet either as accounts payable or liabilities from risk management activities.

The WPS Resources Board of Directors has authorized corporate guaranties as needed to support certain specific business operations of WPS Power Development. At December 31, 2002, WPS Resources issued $29.4 million in corporate guaranties to support the business operation of WPS Power Development, which are reflected in the table on page 26. WPS Resources issues the guaranties for indemnification obligations related to business purchase agreements and counterparties in the wholesale electric marketplace to meet their credit requirements and permit WPS Power Development to operate within these markets. The amount supported is dependent on the amount of the outstanding obligation that WPS Power Development has with the parties holding the guaranties at any point in time. WPS Resources reflects WPS Power Development's obligations supported by these parental guaranties on its consolidated balance sheet as either accounts payable or other liabilities.

The remaining $48.8 million of corporate guaranties consist of a $48.4 million guaranty reflected on Wisconsin Public Service's balance sheet supporting the termination agreement related to the acquisition of the De Pere Energy Center and $0.4 million of guaranties supporting operations at WPS Resources' smaller subsidiaries.

WPS Resources issued $22.7 million in standby letters of credit to financial institutions for the benefit of third parties that have extended credit to certain subsidiaries. If a subsidiary does not pay amounts when due under a covered contract, the counterparty may present its claim for payment to the financial institution, which will request payment from WPS Resources. Any amounts owed by our subsidiaries are reflected in the consolidated balance sheet.

At December 31, 2002, WPS Resources purchased $4.7 million of surety bonds from the Commonwealth of Pennsylvania for waste management and disposal largely related to our WPS Power Development operations in that state. The remaining $1.7 million of surety bonds were purchased for various purposes including worker compensation coverage and obtaining various licenses, permits and rights-of-way. Liabilities incurred as a result of activities covered by surety bonds are included in the consolidated balance sheet.

Other guaranties of $3.6 million listed on the table on page 26 include guaranties of subsidiary indebtedness that is available to the subsidiary but not outstanding as of December 31, 2002. Since this amount is not outstanding at the end of the year, it is not reflected on the consolidated balance sheet.

Wisconsin Public Service makes large investments in capital assets. Net construction expenditures, including nuclear fuel, are expected to be approximately $736 million in the aggregate for the 2003 through 2005 period. The Public Service Commission of Wisconsin has not yet approved some of these expenditures. Significant anticipated expenditures during this three-year period include:

— construction of generation facilities – $193 million
— automated meter reading – $60 million
— corporate services infrastructure – $49 million
— nuclear fuel – $34 million
— corporate software systems and hardware – $30 million
— security – $19 million
— nuclear reactor vessel head – $12 million
— combustion turbine – $10 million

Other capital requirements for the three-year period include a contribution of $7.8 million to the Kewaunee plant's decommissioning trust fund.

Upper Peninsula Power is expected to incur construction expenditures of about $39 million in the aggregate for the period 2003 through 2005, primarily for electric distribution improvements and repairs and safety measures at hydro facilities.

Significant capital expenditures identified at WPS Power Development for 2003 through 2005 include $12 million at the Sunbury facility, including $3.1 million for handling nitrogen oxide emissions at the Sunbury facility. Other capital expenditures for WPS Power Development for 2003 through 2005 could be significant depending on its success in pursuing development and acquisition opportunities. When appropriate, WPS Power Development may seek nonrecourse financing for a portion of the cost of these acquisitions.

Capital expenditures identified at WPS Energy Services for 2003 through 2005 include $1.7 million for software and systems upgrades.

Wisconsin Public Service, along with co-applicants Minnesota Power and American Transmission Company, continues to pursue the development of the 220-mile, 345-kilovolt Wausau, Wisconsin to Duluth, Minnesota transmission line and expects the project to proceed despite opposition primarily from local landowners, the Citizens Utility Board, and environmental groups.

Under an agreement recently reached with American Transmission Company, which will own and operate the completed line, Wisconsin Public Service will be reimbursed for its project costs to date, approximately $18.5 million, following approval of the agreement by the Public Service Commission of Wisconsin and the Federal Energy Regulatory Commission. Under the agreement, American Transmission

Company will assume primary responsibility for the overall management of the project. Wisconsin Public Service will continue to be responsible for obtaining property rights necessary for the project and construction of the project. WPS Resources will fund 50% of future project costs and receive additional equity in American Transmission Company. For the period 2003 through 2005, we expect to make capital contributions of up to $80 million for our portion of the Wausau to Duluth transmission line. Additional contributions will be required through 2008 to complete the transmission line. WPS Resources may terminate its funding obligation if total project costs exceed the revised estimate of $396 million announced by American Transmission Company on November 11, 2002. This updated cost estimate reflects additional costs to the project resulting from time delays, added regulatory requirements, changes and additions to the project at the request of local governments and American Transmission Company's management, and overhead costs.

The applicants filed petitions with the Public Service Commission of Wisconsin for approval to transfer primary responsibility for the project to American Transmission Company and the revised cost estimate. We anticipate receiving approval of the agreement transferring primary responsibility for the project to American Transmission Company some time in 2003. We also anticipate receiving approval of project continuation with new cost estimates in 2003. Completion of the line is expected in 2008.

Trading Activities

WPS Energy Services currently measures the fair value of contracts, including NYMEX exchange and over-the-counter contracts, natural gas options, natural gas and electric power physical fixed-price contracts, basis contracts, and related financial instruments on a mark-to-market basis using both quoted market prices and modeling techniques. The primary input for natural gas pricing is the settled forward price curve of the NYMEX exchange which includes spreads, contracts, and options. Basis natural gas pricing is derived from published indices and documented broker quotes. WPS Energy Services bases electric prices on published indices and documented broker quotes. The following table provides an assessment of the factors impacting the change in the net value of WPS Energy Services' assets and liabilities from risk management during the 12 months ended December 31, 2002.

WPS ENERGY SERVICES, INC. Mark-to-Market Roll Forward (*Millions*)	Natural Gas	Electric	Total
Fair value of contracts at January 1, 2002	$25.4	$ 6.3	$31.7
Less contracts realized or settled during period	13.0	1.0	14.0
Plus fair value of new contracts entered into during period	8.8	2.2	11.0
Changes in fair value attributable to changes in valuation techniques and assumptions	0.2	(0.3)	(0.1)
Other changes in fair value	(28.5)	3.8	(24.7)
Fair value of contracts outstanding at December 31, 2002	$ (7.1)	$11.0	$ 3.9

The fair value of contracts at January 1, 2002 and December 31, 2002, reflect the values reported on the balance sheet for net mark-to-market assets and liabilities as of those dates. Contracts realized or settled include the value of contracts in existence at January 1, 2002 that were no longer included in the net mark-to-market assets as of December 31, 2002. Mark-to-market gains and losses related to contracts, that were entered into subsequent to January 1, 2002, and are still included in WPS Energy Services' portfolio at December 31, 2002, are included in the fair value of new contracts entered into during the period. These amounts include amounts paid for the purchase of energy contracts and the mark-to-market gain or loss at the inception of these contracts. There were, in many cases, offsetting positions entered into and settled during the period resulting in gains or losses being realized during the current period. The realized gains or losses from these offsetting positions are not reflected in the table to the left. Although WPS Energy Services strives to maintain a balanced book of back-to-back transactions, any ineffectiveness from its risk management activity for 2002 has been included under "fair value of new contracts entered into during period" in the table to the left. The "Other changes in fair value" line in the table primarily represents the change in the fair value of gas storage contracts from January 1, 2002 and December 31, 2002, the acquisition of a retail gas portfolio in Canada, and the accounting consolidation of the Quest electric portfolio. In compliance with generally accepted accounting principles, WPS Energy Services adjusts the value of natural gas storage at the end of each reporting period to fair value. The January 1, 2002 amount has been revised to include the adjustment to fair value of the natural gas storage.

In October 2002, the Emerging Issues Task Force Issue 02-03 "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities," rescinded Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," which required energy trading contracts to be accounted for at fair value. The rescission was effective immediately for new contracts entered into after October 25, 2002. WPS Energy Services accounted for those energy trading contracts which existed at October 25, 2002 at fair value at December 31, 2002.



WPS ENERGY SERVICES, INC.

Contract Aging at Fair Value

Source of Fair Value (*Millions*)	Maturity Less Than 1 Year	Maturity 1 to 3 Years	Maturity 4 to 5 Years	Maturity in Excess of 5 Years	Total Fair Value
Prices actively quoted	$ (24.9)	$(0.3)	$ –	$ –	$(25.2)
Prices provided by external sources	15.8	(0.9)	–	–	14.9
Prices based on models and other valuation methods	9.1	5.1	–	–	14.2
Total fair value	$ –	$ 3.9	$ –	$ –	$ 3.9

Prices actively quoted includes NYMEX contracts. Prices provided by external sources includes basis swaps and over-the-counter contracts. Prices based on models and other valuation methods includes some retail natural gas and electric contracts due to the volume optionality that exists in those contracts. We derive the pricing for all contracts in the above table from active quotes or external sources. Pricing is the most significant variable in the mark-to-market calculations.

Critical Accounting Policies

In May 2002, the Securities and Exchange Commission issued proposed rules regarding the identification and disclosure of accounting estimates a company makes in applying its accounting policies and the disclosure of initial adoption by a company of an accounting policy that has a material impact on its financial presentation. Under the first part of the proposal, a company would have to identify the accounting estimates reflected in its financial statements that required it to make assumptions about matters that were highly uncertain at the time of estimation. Disclosures about those estimates would then be required if different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

The Securities and Exchange Commission accepted comments on the proposed rules through July 19, 2002 and has not made any final decisions since that time. In anticipation of at least parts of this proposed rule being made final, we have identified the following accounting policies to be critical to the understanding of our financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain.

By increasing the number of customers we serve with natural gas, we maximize our investment in assets and capitalize on the synergies of serving customers with both electricity and natural gas – which benefits shareholders. Glen Calewarts, Lead Street Mechanic, and Michael Pasterski, Street Mechanic, for Wisconsin Public Service help build these natural gas distribution assets.

PRICE RISK ACTIVITIES

The fair values of commodity and trading contracts recorded for WPS Resources under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Emerging Issues Task Force Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," are based on estimates that are critical to our financial statements. Fair value is determined using internal models, third party quotes, or a combination of the two methods. Changes in the expected energy and gas market prices could cause variability to the fair values of the derivatives. Such changes would be reflected on the balance sheets, statements of income, and/or as a component of other comprehensive income.

As a component of the fair value determination, WPS Energy Services maintains reserves to account for the estimated costs of servicing and holding certain of its contracts. The reserves are based on estimates of administrative costs, credit/counterparty risk, and servicing margin with both fixed and variable components. Variability can occur if fundamental changes in service cost or risk require an adjustment to the reserve components. The estimates were derived from historical data.

The following table shows the effect of changing both the administrative costs and credit/counterparty risk assumptions.

Change in Assumption	Effect to Operating Reserve
100% increase	$ 2.3 million
50% decrease	$(1.2) million

These potential changes to the operating reserve would be shown as part of the Nonregulated cost of fuel, gas and purchased power on the Consolidated Statements of Income and Liabilities from risk management activities on the Consolidated Balance Sheets.

ACQUISITIONS

The methodology that WPS Resources uses to account for WPS Power Development's acquisitions employs a number of steps; the first relates to the allocation of the initial purchase price. An independent appraiser is retained to allocate the purchase price to the various assets and liabilities, if any, acquired in the acquisition using Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other

Intangible Assets," as guidance. The appraiser uses a combination of the following three methodologies to calculate fair market value:

— replacement cost,
— discounted cash flows, and
— recent sales of similar assets in the specific geographic region.

WPS Power Development's management reviews these calculations.

Once the purchase price has been allocated to the various asset classes, engineers from WPS Power Development assist in the assignment of depreciation lives for the various assets acquired. Industry standards, physical condition, and company experience with various assets are used as a basis for developing the respective depreciation lives. A significant change in these estimates would impact reported income, either higher or lower depending on the change to the depreciable life, as well as impacting the carrying value of these assets on the balance sheet.

ASSET IMPAIRMENT

WPS Resources annually reviews its assets for impairment. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," and Statement No. 142, "Goodwill and Other Intangible Assets," are the basis for these analyses.

The review for impairment of tangible assets is more critical to WPS Power Development than to our other segments because of its significant investment in property, plant, and equipment and lack of access to regulatory relief that is available to our regulated segments. We believe that the accounting estimate related to asset impairment of power plants is a "critical accounting estimate" because: (1) the estimate is susceptible to change from period to period because it requires company management to make assumptions about market sales pricing, production costs, and generation volumes and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet and the net loss on our income statement could be material. Management's assumptions about future market sales prices and generation volumes require significant judgment because actual market sales prices and generation volumes have fluctuated in the past as a result of changing fuel costs, environmental changes, and required plant maintenance and are expected to continue to do so in the future.

The primary estimates used at WPS Power Development in this process are future revenue streams and operating costs. A combination of input from both internal and external sources is used to project revenue streams. WPS Power Development's operations group projects future operating costs with input from external sources for fuel costs and forward energy prices. These estimates are modeled over the projected remaining life of the power plants using the model defined in Statement No. 144. WPS Power Development evaluates property, plant, and equipment for impairment whenever indicators of impairment exist. Statement 144 requires that if the sum of the undiscounted expected future cash flows from a company's asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment recognized is calculated by subtracting the fair value of the asset from the carrying value of the asset.

WPS Power Development owns nine power plants. Six power plants, including the Sunbury generating plant, were reviewed for impairment as of September 30, 2002. We determined that the sum of the undiscounted expected future cash flows from the property, plant, and equipment as of September 30, 2002, exceeded the carrying value of those assets.

The Sunbury generating plant represents 6.7% of WPS Resources' Property, plant, and equipment. At September 30, 2002, the estimate of future cash flows, on an undiscounted basis, was greater than the $108.7 million carrying value of the Sunbury generating plant. Any increases in estimated future cash flows would have no impact on the carrying value of the Sunbury generating plant. An increase of 20% in fuel expenses or a 20% increase in operating expenses would result in decreased future cash flows, but would also have no impact on the carrying value of the Sunbury generating plant. In contrast, a decrease of 20% in revenue rates would reduce the estimate of future cash flows to less than the carrying value of the Sunbury generating plant. In that case, an impairment loss would be recognized that would have reduced WPS Resources' Total assets at December 31, 2002 by 3.4% and decreased Income before taxes for the year by 31.8%.

The merger of Wisconsin Fuel and Light into Wisconsin Public Service in 2001 resulted in Wisconsin Public Service recording goodwill related to its gas utility segment. The goodwill is tested for impairment yearly based on the guidance of Statement No. 142. The test for impairment includes assumptions about future profitability of the gas utility segment and the correlation between our gas utility segment and published projections for other similar gas utility segments. A significant change in the gas utility market and/or our projections of future profitability could result in a loss being recorded on the income statement related to a decrease in the goodwill asset, as a result of the impairment test.

ACCRUALS

Our regulated gas and electric utilities and WPS Energy Services accrue estimated amounts of revenue for services rendered but not yet billed. Estimated unbilled sales are calculated using actual generation and throughput volumes, recorded sales, and weather factors. The estimated unbilled sales are assigned different rates based on historical customer class allocations. Any difference between actual sales and the estimates or weather factors would cause a change in the estimated revenue.

WPS Resources reserves for potential uncollectible customer accounts as an expense on the income statement and an uncollectible reserve on the balance sheet. Due to the nature of the nonregulated energy marketing business having higher credit risk, the reserve is more critical to WPS Energy Services than to our other segments. At WPS Energy Services, the reserve is based on historical uncollectible experience and specific customer identification where practical. If the assumption that historical uncollectible experience matches current customer default is incorrect, or if a specific customer with a large account receivable that has not previously been identified as a risk defaults, there could be significant changes to the expense and uncollectible reserve balance.



While Wisconsin Public Service no longer owns transmission lines, we support American Transmission Company by contracting to maintain its lines. Here, Line Electricians Mike Mieziva, Tony Nigbor, and Scott Palubicki change insulators on an energized 138-kilovolt line near Green Bay, Wisconsin.

ACCRUALS FOR PENSION AND POSTRETIREMENT BENEFITS

The costs of providing non-contributory defined pension benefits and other postretirement benefits described in Note 16 to the Consolidated Financial Statements, are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Pension costs, for example, are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions we make to the plan, and earnings on plan assets. Changes made to the plan provisions may also impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

Other postretirement benefit costs, for example, are impacted by actual employee demographics (including age and compensation levels), the level of contributions we make to the plans, earnings on plan assets, and health care cost trends. Changes made to the plan provisions may also impact current and future other postretirement benefit costs. Other postretirement benefit costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, health care cost trend rates, and the discount rates used in determining the postretirement benefit obligation and postretirement costs.

WPS Resources' pension plan assets and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Likewise, changes in assumptions regarding current discount rates and expected rates of return on plan assets could also increase or decrease recorded pension costs. Changes in assumptions regarding current discount rates, health care cost trend rates, and expected rates of return on plan assets could also increase or decrease recorded other postretirement benefit costs. Management believes that such changes in costs would be recovered at our regulated segments through the ratemaking process.

The following table reflects the sensitivities associated with a change in certain actuarial assumptions by the indicated percentage. The table below reflects an increase or decrease in the percentage for each assumption, and how each change would impact the projected benefit obligation, our reported prepaid pension asset on the balance sheet, and our reported annual pension cost on the income statement as they relate to our two large qualified pension plans. Each sensitivity below reflects an evaluation of the change based solely on a change in that assumption only.

Actuarial Assumption (*Millions*, except percentages)	Change in Assumption	Impact on Projected Benefit Obligation	Impact on Prepaid Pension Asset	Impact on Pension Cost
Discount rate	(0.5)%	$31.9	$(1.4)	$1.4
Discount rate	0.5%	(28.9)	1.3	(1.3)
Rate of return on plan assets	(0.5)%	N/A	(2.7)	2.7
Rate of return on plan assets	0.5%	N/A	2.7	(2.7)

Actuarial Assumption (*Millions*, except percentages)	Change in Assumption	Impact on Postretirement Benefit Obligation	Impact on Postretirement Benefit Liability	Impact on Postretirement Benefit Cost
Discount rate	(0.5)%	$18.2	$1.5	$1.5
Discount rate	0.5%	(16.6)	(0.8)	(0.8)
Health care cost trend rate	(1.0)%	(32.5)	(3.0)	(3.0)
Health care cost trend rate	1.0%	41.2	5.0	5.0
Rate of return on plan assets	(0.5)%	N/A	0.6	0.6
Rate of return on plan assets	0.5%	N/A	(0.6)	(0.6)

The table above reflects the sensitivities associated with a change in certain actuarial assumptions by the indicated percentage. The table above reflects an increase or decrease in the percentage for each assumption, and how each change would impact the projected other postretirement benefit obligation, our reported other postretirement benefit liability on the balance sheet, and our reported annual other postretirement benefit cost on the income statement. Each sensitivity above reflects an evaluation of the change based solely on a change in that assumption only.

In selecting an assumed discount rate, we consider long-term Corporate Aa rated bond yield rates. In selecting an assumed rate of return on plan assets, we consider past performance and economic forecasts for the types of investments held by the plan. The market value of WPS Resources' plan assets was affected by sharp declines in equity markets since the third quarter of 2000.

For the past three years, pension plan assets earned $41.2 million in 2000 and lost $13.7 million and $47.8 million in 2001 and 2002, respectively. As a result of our plan asset return experience and the declining interest rate environment, we could be required in some future period to recognize an additional minimum liability as prescribed by Statement No. 87. The liability would be recorded as an intangible asset and a possible reduction to common equity through a charge to Other comprehensive income. The charge to Other comprehensive income would be restored through common equity in future periods to the extent fair value of trust assets exceeded the accumulated benefit obligation. Also, pension cost and cash funding requirements could increase in future years without improved asset returns.

For the past three years, other postretirement benefit plan assets earned $7.9 million in 2000 and lost $4.4 million and $14.8 million in 2001 and 2002, respectively. In selecting assumed health care cost trend rates, we consider past performance and forecasts of health care costs. WPS Resources adjusted its health care cost trend rates upwards each of the last two years in an attempt to keep our health care cost trend rates in line with the rapidly increasing health care costs the country and WPS Resources have faced. Also, other postretirement benefit cost and cash funding could increase in future years without improved asset returns.

REGULATORY ACCOUNTING

The electric and gas utility segments of WPS Resources follow Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," and our financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating these segments. We defer certain expenses and revenues that regulators have authorized for deferral as regulatory assets and regulatory liabilities. Future recovery of deferred expenses recorded as regulatory assets is not assured, but is subject to review by regulators in a rate proceeding for prudence and reasonableness. Management regularly assesses whether these regulatory assets are probable of future recovery by considering factors such as regulatory environment changes and the status of any pending or potential deregulation legislation. Once approved, we recognize these deferred expenses in income over the rate recovery period. If not approved, these deferred expenses would be recognized in income in the then current period.

If our electric and gas utility segments no longer meet the criteria for applying Statement No. 71, we would discontinue its application as defined under Statement No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71." Assets and liabilities recognized solely due to the actions of rate regulation may no longer be recognized on the balance sheet and would be classified as an extraordinary item in income for the period in which the discontinuation occurs. A write-off of all WPS Resources' regulatory assets and regulatory liabilities at December 31, 2002 would result in a 3.5% decrease in Total assets, a 1.5% decrease in Total liabilities and shareholders' equity, and a 44.6% decrease in Income before taxes.

TAX PROVISION

Estimates of current and future year taxable income are used to determine the estimated period ended income tax provision, including determining the estimated current and future tax benefit of federal and state tax credits produced in the period. The income tax provision also includes an estimate of the future tax benefit related to state net operating loss carryovers. Determination of current year taxable income and the ability to utilize tax credits and net operating loss carryovers will not be settled until several years after the close of the tax year. Estimates of future year taxable income reflect management's current understanding of the economics related to projected operations and markets. Changes in either estimate of taxable income could cause a significant change in management's estimated income tax provision.

Related Party Transactions

WPS Resources has investments in related parties which are accounted for under the equity method of accounting. These include the investment at WPS Investment, LLC, a consolidated subsidiary of Wisconsin Public Service, in American Transmission Company LLC and Wisconsin Public Service's investment in Wisconsin River Power Company.

Wisconsin Public Service recorded revenues from American Transmission of $12.9 million in 2002 and $11.3 million in 2001. Wisconsin Public Service recorded transmission expenses from American Transmission of $21.4 million in 2002 and $31.0 million in 2001. Upper Peninsula Power recorded revenues from American Transmission of $5.8 million in 2002 and $2.7 million in 2001. Upper Peninsula Power recorded transmission expenses from American Transmission of $3.4 million in 2002 and $3.3 million in 2001.

Wisconsin Public Service recorded revenues from Wisconsin River Power of $2.5 million in 2002 and $1.7 million in 2001. Wisconsin Public Service recorded power purchases from Wisconsin River Power of $2.1 million in 2002 and $1.7 million in 2001.

Trends

ENVIRONMENTAL

We are subject to federal, state, and local regulations regarding environmental impacts of our operations on air and water quality and solid waste. The application of federal and state restrictions to protect the environment can involve review, certification, or issuance of permits by various federal and state authorities, including the United States Environmental Protection Agency and the various states' environmental agencies, including the Wisconsin Department of Natural Resources. These restrictions may limit, prevent, or substantially increase the cost of the operation of generation facilities and may require substantial investments in new equipment at existing installations. Such restrictions may require substantial additional investments for new projects and may delay or prevent completion of projects. We cannot forecast the effects of such regulation on our generation, transmission, and other facilities or operations.

Wisconsin Public Service continues to investigate the environmental cleanup of ten manufactured gas plant sites, two of which were previously owned by Wisconsin Fuel and Light. Wisconsin Public Service anticipates that work will commence on the land portion of the Green Bay site in 2003. Costs of previous cleanups were within the range expected for these sites.

The United States Environmental Protection Agency has designated southeastern Wisconsin as an ozone non-attainment area. Under the Clean Air Act, the State of Wisconsin developed a nitrogen oxide reduction plan for Wisconsin's ozone non-attainment area. This plan affects Edgewater Unit 4, of which Wisconsin Public Service owns 31.8%. A compliance plan for this unit includes a combination of combustion optimization and emission trading at a cost to Wisconsin Public Service of about $5 million. About 70% of the project has been completed. In addition, Wisconsin Public Service is participating in voluntary efforts to reduce nitrogen oxide levels at the Columbia Energy Center. Wisconsin Public Service owns 31.8% of Columbia. The Public Service Commission of Wisconsin has approved recovery of the costs associated with voluntary nitrogen oxide reductions.

Air quality modeling by the Wisconsin Department of Natural Resources revealed that Weston Units 1 and 2 contribute to a modeled exceedance of the sulfur dioxide ambient air quality standard. Wisconsin Public Service is cooperating with the Wisconsin Department of Natural Resources to develop an approach to resolve this issue.

The Wisconsin Department of Natural Resources initiated a rulemaking effort aimed at the control of mercury emissions. Wisconsin Public Service estimates that it could cost $105 million per year for it to achieve the proposed mercury emission reductions of 90% phased in over 15 years.

ENERGY AND CAPACITY PRICES

Prices for electric energy and capacity have been extremely volatile over the past two years. WPS Resources' nonregulated entities are impacted by this volatility which has been driven by the exit of many of the largest speculative traders, the slow-down in the economy, and significant overbuilding of generation capacity.

Although electric energy prices are currently favorable due to high natural gas prices, we expect that electric capacity prices will continue to be depressed for several years. Pressure on capacity prices will continue until existing reserve margins are depleted either by load growth or capacity retirements. WPS Power Development is impacted by pricing exhibited in the external marketplace but attempts to manage its assets with a combination of long and short-term contracts. WPS Power Development attempts to execute bilateral contracts for a longer term and actively participates in real-time markets for the short-term. WPS Energy Services is not as affected by pricing pressures as it structures its deals with back-to-back transactions which hedge pricing changes.

CREDIT RISK

Companies participating in energy commodity markets face significant credit risk. Credit risk represents the potential loss should a counterparty fail to perform under its contractual obligation. Credit assurance is often required when WPS Energy Services enters into a transaction that creates a future obligation to a counterparty. WPS Energy Services currently satisfies credit assurance through parental guaranties from WPS Resources.

WPS Energy Services reduces the need for credit assurance through netting agreements. These netting agreements allow WPS Energy Services and the counterparty to net their respective positions with each other, with only the party in the net owe position remitting payment to the other party. Another method of reducing the need for credit assurance is to employ multilateral netting through a credit clearing house. By clearing transactions through a credit clearing house, only net credit positions are required to be posted. The energy commodity industry views credit clearing as the preferred solution to the current credit environment which has barred many entities from participating in energy markets.

WPS Energy Services extends credit to certain customers without specific assurances, such as parental guaranties. WPS Energy Services has stringent credit standards for its retail customers and also extends limited trade credit to wholesale market participants based on the credit rating of the entity.

INDUSTRY RESTRUCTURING

The energy industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressure on electric and natural gas utility companies. Increased competition may create greater risks to the stability of utility earnings generally and may reduce future utility earnings from retail electric and natural gas sales. The future of deregulation in the utility industry and its impact on our future is uncertain. At the present time, Wisconsin has not adopted legislation or regulations that would allow customers to choose their electric supplier. All Michigan electric customers were able to choose their electric generation suppliers beginning January 1, 2002 as a result of the Customer Choice Act. At this time, no customers have chosen an alternative electric supplier and no alternative electric suppliers have offered to serve any customers in Michigan's Upper Peninsula.

To the extent competitive pressures increase and the pricing and sale of electricity assumes more of the characteristics of a commodity business, the economics of our business may come under increasing pressure. In addition, regulatory changes may increase access to electric transmission grids by utility and nonutility purchasers and sellers of electricity, thus potentially resulting in a significant number of additional competitors in wholesale power generation.

In 2002, the Federal Energy Regulatory Commission issued a Notice of Proposed Rule Making proposing a standard wholesale electric market design. It is expected to take several years to implement and perfect the standard market design.

NEW ACCOUNTING STANDARDS

WPS Resources adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," on January 1, 2003. Statement No. 143 requires legal asset retirement obligations to be recognized at fair value in the period incurred. Upon initial recognition of the asset retirement liability, the cost of the asset retirement is capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. The liability is then accreted over time by applying the interest method of allocation to the liability.

Following Statement No. 143, Wisconsin Public Service identified the final decommissioning of its Kewaunee plant as a legal retirement obligation and recorded a liability of approximately $326 million as of January 1, 2003. Amounts related to nuclear decommissioning previously recorded in accumulated depreciation (approximately $291 million) were reclassified to the asset retirement obligation liability. Wisconsin Public Service did not have any cumulative effect of adopting the new statement to recognize in net income.

WPS Power Development identified closure of an ash basin at the Sunbury generation plant as an asset retirement obligation. WPS Power Development recognized an asset retirement obligation liability of $2.0 million on January 1, 2003 and a negative after-tax cumulative effect of adopting the new statement of $0.3 million to net income.

The Emerging Issues Task Force Issue 02-03, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities," requires revenues related to derivative instruments classified as trading to be reported net of related cost of sales both prospectively and retroactively. Under Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," WPS Energy Services classified all its activities as trading. Consistent with Issue 02-03, effective January 1, 2003, WPS Energy Services classifies those transactions that are speculative in nature to be trading activities. WPS Energy Services does not anticipate that the classification of revenues and cost of sales under Issue 02-03 will be significantly different than its historical presentation prior to implementation of Issue 02-03.

The Emerging Issues Task Force rescinded Issue 98-10, thus precluding mark-to-market accounting for energy trading contracts that are not derivatives. At January 1, 2003, WPS Energy Services reevaluated contracts entered into on or prior to October 25, 2002 under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and recorded a positive after-tax cumulative effect of a change in accounting principle of approximately $3 million to net income.

MARKET GROWTH

WPS Energy Services expects to continue expanding in the northeastern quadrant of the United States and adjacent portions of Canada. WPS Energy Services is continuing to maintain a balance of retail and wholesale natural gas and electric business, utilizing WPS Power Development's assets where applicable.

The addition of the Canadian natural gas retail business to WPS Energy Services' portfolio and WPS Energy Services' geographical expansion into Canadian markets has contributed to the balance between its wholesale and retail segments.

The integration of WPS Energy Services' marketing efforts and WPS Power Development's generation efforts in Maine continues to drive a large percentage of WPS Energy Services' retail electric margin. WPS Energy Services and WPS Power Development are also working together in developing and executing strategies to improve the profitability of our Pennsylvania generation plants and develop integrated market capabilities in New York.



EQUITY MARKETS

Due to the sharp declines in the United States' equity markets since the third quarter of 2000, the value of the assets held in our pension, postretirement, and nuclear decommissioning trusts decreased. As a result, additional contributions may be required in the future to meet our obligations to pay benefits, and to decommission the Kewaunee plant. Wisconsin Public Service anticipates that any additional contributions to decommission the Kewaunee plant would be recoverable through the ratemaking process. Likewise, additional expenses for pension and postretirement benefits related to regulated operations would likely be recovered in future rates.

Impact of Inflation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States and report operating results in terms of historic cost. The statements provide a reasonable, objective, and quantifiable statement of financial results; but they do not evaluate the impact of inflation. Under rate treatment prescribed by utility regulatory commissions, Wisconsin Public Service's and Upper Peninsula Power's projected operating costs are recoverable in revenues. Because rate forecasting assumes inflation, most of the inflationary effects on normal operating costs are recoverable in rates. However, in these forecasts, Wisconsin Public Service and Upper Peninsula Power are only allowed to recover the historic cost of plant via depreciation.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISKS

WPS Resources has potential market risk exposures related to commodity price risk, interest rate risk, equity return, and principal preservation risk. The current exposure to foreign currency exchange rate risk is not significant. WPS Resources has risk management policies in place to monitor and assist in controlling these market risks and may use derivative and other instruments to manage some of these exposures.

INTEREST RATE RISK

WPS Resources and Wisconsin Public Service are exposed to interest rate risk resulting from their variable rate long-term debt and short-term commercial paper borrowing. Exposure to interest rate risk is managed by limiting the amount of variable rate obligations and continually monitoring the effects of market changes in interest rates. WPS Resources and Wisconsin Public Service enter into long-term fixed rate debt when it is advantageous to do so. WPS Resources and Wisconsin Public Service may also enter into derivative financial instruments, such as swaps, to mitigate interest rate exposure. At December 31, 2002 and 2001, WPS Resources utilized one interest rate swap to fix the interest rate on a variable rate loan at one of its nonregulated subsidiaries.

Based on the variable rate debt of WPS Resources and Wisconsin Public Service outstanding at December 31, 2002, a hypothetical increase in market interest rates of 100 basis points in 2003 would increase annual interest expense by approximately $0.6 million and $0.3 million, respectively. Comparatively, based on the variable rate debt outstanding at December 31, 2001, an increase in interest rates of 100 basis points would have increased interest expense in 2002 by approximately $0.6 million and $0.1 million. These hypothetical changes are based on certain simplifying assumptions, including a constant level of variable rate debt during the period and an immediate increase in the level of interest rates with no other subsequent changes for the remainder of the period. In the event of a significant change in interest rates, management would take action to mitigate WPS Resources' and Wisconsin Public Service's exposure to the change.

COMMODITY PRICE RISK

WPS Resources is exposed to commodity price risk resulting from the impact of market fluctuations in the price of certain commodities, including but not limited to electricity, natural gas, coal, fuel oil, and uranium, which are used and/or sold by our subsidiaries in the normal course of their business. We employ established policies and procedures to reduce the market risk associated with changing commodity prices, including using various types of commodity and derivative instruments.

WPS Resources' exposure to commodity price risk in its regulated utilities is significantly mitigated by the current ratemaking process for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale. Therefore, the value-at-risk amounts discussed below do not include measures for WPS Resources' regulated utilities. To further manage commodity price risk, our regulated utilities enter into contracts of various duration for the purchase and/or sale of natural gas, fuel for electric generation, and electricity.

WPS Power Development utilizes purchase and/or sale contracts for electric fuel and electricity to help manage its commodity price risk. WPS Energy Services uses derivative financial and commodity instruments to reduce market risk associated with the changing prices of natural gas and electricity sold at firm prices to customers. WPS Energy Services also utilizes these instruments to manage market risk associated with anticipated energy purchases.

For purposes of risk management disclosure, WPS Power Development's and WPS Energy Services' activities are classified as non-trading. The value-at-risk amounts discussed below are presented separately for both WPS Power Development and WPS Energy Services due to the differing market and timing exposures of each entity.

Mary Kay Duket, Manager of Customer Service at Wisconsin Public Service, coaches employees on how to integrate customer service and value into everything they do.

VALUE-AT-RISK

To measure commodity price risk exposure, WPS Resources performs a value-at-risk (VaR) analysis of its exposures.

VaR is used to describe a probabilistic approach to quantifying the exposure to market risk. The VaR amount represents an estimate of the potential change in fair value that could occur from adverse changes in market factors, within a given confidence level, if an instrument or portfolio is held for a specified time period. VaR models are relatively sophisticated. However, the quantitative risk information is limited by the parameters established in creating the model. The instruments being used may have features that could trigger a potential loss in excess of the calculated amount if the changes in the underlying commodity price exceed the confidence level of the model used. VaR is not necessarily indicative of actual results that may occur.

At WPS Resources, VaR is estimated using a delta-normal approximation based on a one-day holding period and a 95% confidence level. The delta-normal approximation is based on the assumption that changes in the value of the portfolio over short time periods, such as one day, are normally distributed. It does not take into account higher order risk exposures, so it may not provide a good approximation of the risk in a portfolio with substantial option positions. We utilized a delta-normal approximation because our portfolio has limited exposure to optionality. Our VaR calculation includes derivative financial and commodity instruments, such as forwards, futures, swaps, and options as well as commodities held in inventory, such as natural gas held in storage to the extent such positions are significant.

Our VaR amount for WPS Energy Services was calculated to be $0.5 million at both December 31, 2002 and December 31, 2001. Our VaR amount for WPS Power Development was calculated to be $0.3 million at December 31, 2002 compared with $3.2 million at December 31, 2001. This decrease was primarily due to decreased volatility in our forward price curve for electricity and a decrease in the exposure period for some assets, both of which are used in our VaR calculation. A significant portion of this VaR amount is mitigated by WPS Power Development's generating capabilities, which are excluded from the VaR calculation as required by the Securities and Exchange Commission rules.

For the year ended December 31, 2002, the average, high, and low VaR amounts for WPS Energy Services were $0.5 million, $0.7 million, and $0.4 million, respectively. The same amounts for the year ended December 31, 2001 were $0.4 million, $0.6 million, and $0.2 million. For the year ended December 31, 2002, the average, high, and low VaR amounts for WPS Power Development were $1.5 million, $3.2 million, and $0.3 million, respectively. The same amounts for the year ended December 31, 2001 were $3.0 million, $4.4 million, and $1.4 million. The average, high, and low amounts were computed using the VaR amounts at the beginning of the reporting period and the four quarter-end amounts.

EQUITY RETURN AND PRINCIPAL PRESERVATION RISK

WPS Resources and Wisconsin Public Service currently fund liabilities related to employee benefits and nuclear decommissioning through various external trust funds. These funds are managed by various investment managers and hold investments in debt and equity securities. Changes in the market value of these investments can have an impact on the future expenses related to these liabilities. The qualified pension liability is currently over funded and no contributions to the plan are required. However, continued declines in the equity markets or continued declines in interest rates may result in increased future pension costs and possible future required contributions. Changes in the market value of investments related to other employee benefits or nuclear decommissioning could also impact future contributions. WPS Resources monitors the trust fund portfolios by benchmarking the performance of the investments against certain security indices. All decommissioning costs and most of the employee benefit costs relate to WPS Resources' regulated utilities. As such, the majority of these costs are recovered in customers' rates, mitigating the equity return and principal preservation risk on these exposures.

FOREIGN CURRENCY EXCHANGE RATE RISK

WPS Resources is exposed to foreign currency risk as a result of foreign operations owned and operated in Canada and transactions denominated in Canadian dollars for the purchase and sale of gas by one of our nonregulated subsidiaries. WPS Resources has processes in place to protect against this risk. The risk to WPS Resources is not significant at December 31, 2002.

WPS Resources has been at the forefront of efforts to strengthen and add to Wisconsin's transmission system. Employees like Dave Farber, Lead Line Electrician, do their best to maintain the integrity of existing lines owned by American Transmission Company, but without additional transmission being built, electric reliability will suffer.



CONSOLIDATED STATEMENTS OF INCOME



A solid background in agriculture and down-to-earth way of doing business resonates with our farm customers. Chuck Imig is one of seven Agricultural Account Executives at Wisconsin Public Service.

YEAR ENDED DECEMBER 31 *(Millions, except per share data)*	2002	2001	2000
Nonregulated revenue	$1,624.6	$1,700.6	$1,060.7
Utility revenue	1,050.3	974.9	888.3
Total revenues	2,674.9	2,675.5	1,949.0
Nonregulated cost of fuel, gas, and purchased power	1,522.2	1,639.6	1,014.3
Utility cost of fuel, gas, and purchased power	419.0	444.6	379.3
Operating and maintenance expense	444.5	361.2	311.5
Depreciation and decommissioning expense	98.0	86.6	99.9
Taxes other than income	40.1	36.2	33.8
Operating income	151.1	107.3	110.2
Miscellaneous income	47.8	37.5	20.2
Interest expense	(58.1)	(55.8)	(50.8)
Distributions – preferred securities of subsidiary trust	(3.5)	(3.5)	(3.5)
Other income (expense)	(13.8)	(21.8)	(34.1)
Income before taxes	137.3	85.5	76.1
Provision for income taxes	24.8	4.8	6.0
Net income before preferred dividends	112.5	80.7	70.1
Preferred stock dividends of subsidiary	3.1	3.1	3.1
Income available for common shareholders	$ 109.4	$ 77.6	$ 67.0
Average shares of common stock	31.7	28.2	26.5
Earnings per common share			
Basic	$3.45	$2.75	$2.53
Diluted	$3.42	$2.74	$2.53
Dividends per common share	$2.12	$2.08	$2.04

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

AT DECEMBER 31 *(Millions)*	2002	2001
Assets		
Cash and cash equivalents	$ 43.3	$ 43.9
Restricted funds	4.2	21.3
Accounts receivable – net of reserves of $7.0 and $5.0, respectively	293.3	248.0
Accrued unbilled revenues	105.9	56.5
Inventories	118.1	102.5
Current assets from risk management activities	406.6	336.0
Other current assets	72.3	61.5
Current assets	1,043.7	869.7
Property, plant, and equipment, net	1,610.2	1,463.6
Regulatory assets	110.9	91.0
Long-term assets from risk management activities	135.3	151.4
Other	307.8	294.3
Total assets	$3,207.9	$2,870.0
Liabilities and Shareholders' Equity		
Short-term debt	$ 29.8	$ 46.2
Current portion of long-term debt	71.1	56.6
Accounts payable	452.0	334.6
Current liabilities from risk management activities	443.8	294.2
Other current liabilities	53.7	69.4
Current liabilities	1,050.4	801.0
Long-term debt	824.4	727.8
Deferred income taxes	73.7	69.5
Deferred investment tax credits	19.3	21.0
Regulatory liabilities	49.7	78.4
Environmental remediation liabilities	40.2	45.0
Postretirement benefit obligations	51.8	52.4
Long-term liabilities from risk management activities	109.7	145.7
Other	104.8	112.2
Long-term liabilities	1,273.6	1,252.0
Company-obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely WPS Resources' 7.00% subordinated debentures	50.0	50.0
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	782.8	715.9
Total liabilities and shareholders' equity	$3,207.9	$2,870.0

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

Chip Bircher, Renewable Product Manager at Wisconsin Public Service, promotes energy from biomass produced at farms like Wholesome Dairy near Chilton, Wisconsin.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Millions)	Comprehensive Income	Total	Employee Stock Plan Guarantees and Deferred Compensation Trust	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 1999	–	$539.9	$(4.4)	$26.9	$175.7	$341.7	$0.0	$0.0
Income available for common shareholders	$67.0	67.0	–	–	–	67.0	–	–
Other comprehensive income (net of tax)	–	–	–	–	–	–	–	–
Comprehensive income	$67.0	–	–	–	–	–	–	–
Issuance of common stock	–	0.4	–	–	0.4	–	–	–
Dividends on common stock	–	(53.9)	–	–	–	(53.9)	–	–
Other	–	(5.3)	1.2	–	1.6	–	(8.1)	–
Balance at December 31, 2000	–	$548.1	$(3.2)	$26.9	$177.7	$354.8	$(8.1)	$0.0
Income available for common shareholders	$77.6	77.6	–	–	–	77.6	–	–
Other comprehensive income – cash flow hedge (net of tax of $3.7)	(2.7)	(2.7)	–	–	–	–	–	(2.7)
Comprehensive income	$74.9	–	–	–	–	–	–	–
Issuance of common stock	–	152.3	–	4.6	147.7	–	–	–
Dividends on common stock	–	(58.8)	–	–	–	(58.8)	–	–
Other	–	(0.6)	(1.0)	–	–	–	0.4	–
Balance at December 31, 2001	–	$715.9	$(4.2)	$31.5	$325.4	$373.6	$(7.7)	$(2.7)
Income available for common shareholders	$109.4	109.4	–	–	–	109.4	–	–
Other comprehensive income – cash flow hedge (net of tax of $5.1)	(4.6)	(4.6)	–	–	–	–	–	(4.6)
Other comprehensive income – minimum pension liability (net of tax of $1.8)	(2.7)	(2.7)	–	–	–	–	–	(2.7)
Comprehensive income	$102.1	–	–	–	–	–	–	–
Issuance of common stock	–	28.3	–	0.5	21.7	–	6.1	–
Purchase of common stock	–	(1.3)	(1.3)	–	–	–	–	–
Dividends on common stock	–	(67.1)	–	–	–	(67.1)	–	–
Other	–	4.9	0.1	–	4.7	–	0.1	–
Balance at December 31, 2002	–	$782.8	$(5.4)	$32.0	$351.8	$415.9	$(1.5)	$(10.0)

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.



YEAR ENDED DECEMBER 31 *(Millions)*	2002	2001	2000
Operating Activities			
Net income before preferred dividends	$112.5	$ 80.7	$ 70.1
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and decommissioning	98.0	86.6	99.9
Amortization of nuclear fuel and other	50.6	15.5	19.6
Gain on nuclear decommissioning trust	(1.7)	(8.1)	(10.8)
Deferred income taxes and investment tax credit	(0.3)	(34.4)	(16.8)
Unrealized gains and losses on nonregulated energy contracts	5.3	14.4	17.0
Gain on sale of partial interest in synthetic fuel operation	(38.0)	(2.2)	-
Gain on sale of property, plant, and equipment	(0.6)	(14.9)	(3.8)
Other	1.6	(9.2)	4.3
Changes in working capital, net of businesses acquired			
Receivables	(96.3)	83.6	(207.1)
Inventories	20.3	(46.0)	(30.1)
Other current assets	(6.0)	0.9	(39.0)
Accounts payable	56.5	(35.0)	230.9
Other current liabilities	(7.9)	11.0	9.7
Net cash operating activities	194.0	142.9	143.9
Investing Activities			
Capital expenditures	(229.1)	(248.7)	(199.1)
Return of capital from equity investment	0.4	42.4	-
Dividends received from equity investment	7.1	3.5	-
Equity infusion to equity investment	(11.7)	-	-
Purchase of CH Resources, Inc.	(60.6)	-	-
Sale of property, plant, and equipment	7.7	58.8	31.3
Decommissioning funding	(2.6)	(2.6)	(8.8)
Other	4.0	7.3	(15.5)
Net cash investing activities	(284.8)	(139.3)	(192.1)
Financing Activities			
Short-term debt – net	1.0	(104.6)	39.7
Issuance of long-term debt	250.3	180.8	87.4
Repayment of long-term debt and capital lease	(129.6)	(64.7)	(10.3)
Payment of dividends			
Preferred stock	(3.1)	(3.1)	(3.1)
Common stock	(67.1)	(58.8)	(53.9)
Issuance of common stock	28.3	96.4	-
Purchase of common stock	(1.3)	(1.1)	(10.5)
Redemption of obligations acquired in purchase business combination	-	(17.9)	-
Other	11.7	0.5	1.2
Net cash financing activities	90.2	27.5	50.5
Change in cash and cash equivalents	$ (0.6)	$ 31.1	$ 2.3
Cash and cash equivalents at beginning of year	43.9	12.8	10.5
Cash and cash equivalents at end of year	$ 43.3	$ 43.9	$ 12.8

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) NATURE OF OPERATIONS—WPS Resources Corporation is a holding company. Our wholly-owned subsidiary, Wisconsin Public Service Corporation, is an electric and gas utility. Wisconsin Public Service supplies and distributes electric power and natural gas in its franchised service territory in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. Our other wholly-owned utility subsidiary, Upper Peninsula Power Company, is an electric utility. Upper Peninsula Power supplies and distributes electric energy in the Upper Peninsula of Michigan. Another wholly-owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses, WPS Energy Services, Inc. and WPS Power Development, Inc. WPS Energy Services is a diversified energy supply and services company. WPS Power Development develops, owns and operates, through its own subsidiaries, electric generation projects.

The term "utility" refers to the regulated activities of Wisconsin Public Service and Upper Peninsula Power, while the term "nonutility" refers to the activities of Wisconsin Public Service and Upper Peninsula Power, which are not regulated. The term "nonregulated" refers to activities other than those of Wisconsin Public Service and Upper Peninsula Power.

(B) USE OF ESTIMATES—We prepare our financial statements in conformity with accounting principles generally accepted in the United States. We make estimates and assumptions that affect reported amounts. These estimates and assumptions include assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(C) INCOME TAXES—We account for income taxes using the liability method as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Due to the effects of regulation on Wisconsin Public Service Corporation and Upper Peninsula Power Company, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities.

Investment tax credits have been recorded as deferred credits and are being amortized to income tax expense over the service lives of the related property.

WPS Resources files a consolidated United States income tax return that includes domestic subsidiaries in which its ownership is 80% or more. WPS Resources and its consolidated subsidiaries are parties to a tax allocation arrangement under which each entity determines its income tax provision on a stand-alone basis, after which effects of federal consolidation are accounted for.

(D) CAPITALIZED INTEREST AND ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION—Our nonregulated subsidiaries capitalize interest for construction projects, while our utilities use an allowance for funds used during construction calculation, which includes both an interest and an equity component.

Approximately 50% of Wisconsin Public Service's retail jurisdictional construction work-in-progress expenditures are subject to allowance for funds used during construction. For 2002, Wisconsin Public Service's retail rate allowance for funds used during construction was 10.1%.

Wisconsin Public Service's construction work-in-progress debt and equity percentages for wholesale jurisdictional electric allowance for funds used during construction are specified in the Federal Energy Regulatory Commission's Uniform System of Accounts. For 2002, the allowance for funds used during construction wholesale rate was 7.9%.

Upper Peninsula Power is subject to one allowance for funds used during construction rate. That rate is the Michigan Public Service Commission's allowed rate of return. For 2002, the allowance for funds used during construction rate was 8.4%. Historically, there have been few calculations of allowance for funds used during construction due to the small dollar amounts or short construction periods of Upper Peninsula Power's construction projects. We expect larger projects to occur in the future that will be subject to the application of the allowance for funds used during construction calculation.

Wisconsin Public Service's allowance for funds used during construction for 2002, 2001, and 2000 were $3.0 million, $1.9 million, and $1.7 million, respectively. Upper Peninsula Power did not record allowance for funds used during construction for 2002, 2001, or 2000.

Both WPS Energy Services and WPS Power Development calculate capitalized interest on long-term construction projects for periods where financing is provided by WPS Resources through interim debt. The interest rate capitalized is based upon the monthly short-term borrowing rate WPS Resources incurs for such funds.



Candace Florence, an Account Manager in the specialized Business Information Center at Wisconsin Public Service, is an energy resource for small business owners and managers.

(E) REVENUE AND CUSTOMER RECEIVABLES—Revenues are recognized on the accrual basis and include estimated amounts for electric and natural gas service rendered but not billed. Approximately 7% of WPS Resources' total revenue is from companies in the paper products industry.

Wisconsin Public Service and Upper Peninsula Power use automatic fuel adjustment clauses for the Federal Energy Regulatory Commission wholesale-electric and the Michigan Public Service Commission retail-electric portions of the business. The Wisconsin retail-electric portion of Wisconsin Public Service's business uses a "cost variance range" approach, based on a specific estimated fuel cost for the forecast year. If Wisconsin Public Service's actual fuel costs fall outside this range, a hearing can be held resulting in an adjustment to future rates.

The Public Service Commission of Wisconsin approved a modified one-for-one gas cost recovery plan for Wisconsin Public Service commencing in January 1999. This plan allows Wisconsin Public Service to pass changes in the cost of natural gas purchased from its suppliers on to system natural gas customers, subject to regulatory review.

The Michigan Public Service Commission has approved one-for-one recovery of prudently incurred gas costs for Wisconsin Public Service, subject to regulatory review. The Michigan Public Service Commission has also approved a gas cost recovery factor adjustment mechanism for Wisconsin Public Service for the period April 2002 through March 2003. This adjustment mechanism allows Wisconsin Public Service to upwardly adjust the gas rates charged to customers in Michigan based on upward changes to the New York Mercantile Exchange natural gas futures price of gas without further Commission action. Wisconsin Public Service has requested that the Michigan Public Service Commission extend the gas cost recovery factor adjustment mechanism for the period April 2003 through March 2004.

Billings to Upper Peninsula Power's customers under the Michigan Public Service Commission's jurisdiction include base rate charges and a power supply cost recovery factor. Upper Peninsula Power receives Michigan Public Service Commission approval each year to recover projected power supply costs by establishment of power supply cost recovery factors. Annually, the Michigan Public Service Commission reconciles these factors to actual costs and permits 100% recovery of allowed power supply costs. Upper Peninsula Power defers any over or under recovery on the balance sheet. The deferrals are relieved with additional billings or refunds.

Wisconsin Public Service and Upper Peninsula Power are required to provide service and grant credit to customers within their service territories. The two companies continually review their customers' credit worthiness and obtain deposits or refund deposits accordingly. Both utilities are precluded from discontinuing service to residential customers during winter moratorium months. Our regulated segments calculate a reserve for potential uncollectible customer receivables using a four-year average of bad debts net of recoveries as a percentage of total accounts receivable. The historical percentage is applied to the current year-end accounts receivable balance to determine the reserve balance required.

At WPS Power Development, electric power revenues related to fixed-price contracts are recognized at the lower of amounts billable under the contract or an amount equal to the volume of the capacity made available or the energy delivered during the period multiplied by the estimated average revenue per kilowatt-hour per the terms of the contract. Under floating-price contracts, electric power revenues are recognized when capacity is provided or energy is delivered.

WPS Energy Services accrues revenues in the month that energy is delivered and/or services are rendered. WPS Energy Services calculates the reserve for potential uncollectible customer receivable balances by applying an estimated bad debt experience rate to each past due aging category and reserving for 100% of specific customer receivable balances deemed to be uncollectible. The basis for calculating the reserve for receivables from wholesale counterparties considers any netting agreements, collateral, or guaranties in place.

(F) INVENTORIES—Inventories consist of natural gas in storage and fossil fuels, including coal. We value all fossil fuels using average cost. Average cost is also used to value natural gas in storage for our regulated segments. Natural gas in storage for our nonregulated segments is recorded at fair market value. Approximately 66% and 56% of the total natural gas in storage at December 31, 2002 and 2001, respectively, was recorded at fair market value.

(G) REGULATORY ASSETS AND LIABILITIES—Wisconsin Public Service and Upper Peninsula Power are subject to the provisions of Financial Accounting Standards Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenue associated with certain incurred costs. Revenue will be recovered from customers through the ratemaking process. Regulatory liabilities represent amounts that are refundable in future customer rates. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that future recovery of our regulatory assets is probable.

(H) ASSET IMPAIRMENT—We review assets for impairment annually or when indications of impairment exist. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," and Statement No. 142, "Goodwill and Other Intangible Assets," are the basis for these analyses.

(I) RETIREMENT OF DEBT—Premiums, discounts, and expenses incurred with the issuance of outstanding long-term debt are amortized over the terms of the debt issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations used to finance regulated assets and operations are amortized consistent with regulatory treatment of those items, where appropriate.

(J) STOCK OPTIONS—At December 31, 2002, WPS Resources had three stock option plans, which are described more fully in Note 20, Stock Option Plans. We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock option-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The table to the right illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of FASB Statements No. 123, "Accounting for Stock Based Compensation," to stock option-based employee compensation.

(K) CONSOLIDATION BASIS OF PRESENTATION—All significant intercompany transactions and accounts are eliminated. If a minority owner's equity is reduced to zero, it is our policy to record 100% of the subsidiary's losses until the minority owner makes capital contributions or commitments to fund its share of the operating costs.

(L) RECLASSIFICATIONS—We reclassified certain prior year financial statement amounts to conform to current year presentation.

(Millions, except per share amounts)	2002	2001	2000
Net income			
As reported	$109.4	$77.6	$67.0
Deduct: Total stock option-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(0.5)	(0.3)	(0.2)
Pro forma	108.9	77.3	66.8
Basic earnings per common share			
As reported	$ 3.45	$ 2.75	$ 2.53
Pro forma	3.43	2.74	2.53
Diluted earnings per common share			
As reported	$ 3.42	$ 2.74	$ 2.53
Pro forma	3.41	2.73	2.52

NOTE 2—CASH AND CASH EQUIVALENTS

We consider short-term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for taxes during 2002, 2001, and 2000 was $34.6 million, $34.0 million, and $25.5 million, respectively. During 2002, 2001, and 2000, cash paid for interest totaled $52.3 million, $52.6 million, and $49.5 million, respectively.

Non-cash transactions were as indicated in the table to the right (in millions):

	2002	2001	2000
Restricted cash	$(17.8)	$21.3	–
Conversion of indebtedness to equity in Quest Energy, LLC	2.4	–	–
Liabilities assumed in connection with CH Resources acquisition	0.9	–	–
Minimum pension liability equity adjustment	(2.7)	–	–
Exchange of transmission assets for equity interest in American Transmission Company	–	93.1	–
Exchange of common stock due to merger with Wisconsin Fuel and Light	–	54.8	–

NOTE 3—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash, Short-Term Investments, Energy Conservation Loans, Notes Payable, and Outstanding Commercial Paper: The carrying amount approximates fair value due to the short maturity of those investments and obligations.

Nuclear Decommissioning Trusts: The value of nuclear decommissioning trust investments included in utility plant is recorded at fair value, net of taxes payable on unrealized gains and losses, and represents the amount of assets available to accomplish decommissioning. The nonqualified trust investments designated to pay income taxes when unrealized gains become realized are classified as Nuclear decommissioning trusts - other assets.

Long-Term Debt and Preferred Stock: The fair value of long-term debt and preferred stock are estimated based on the quoted market price for the same or similar issues or on the current rates offered to WPS Resources for debt of the same remaining maturity.

The estimated fair values of our financial instruments as of December 31 were:

(Millions)	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 43.3	$ 43.3	$ 43.9	$ 43.9
Restricted cash	4.2	4.2	21.3	21.3
Energy conservation loans	2.2	2.2	2.6	2.6
Nuclear decommissioning trusts - utility plant	290.5	290.5	311.3	311.3
Nuclear decommissioning trusts - other assets	13.0	13.0	22.4	22.4
Notes payable	13.8	13.8	31.2	31.2
Commercial paper	16.0	16.0	15.0	15.0
Trust preferred securities	50.0	51.1	50.0	49.9
Long-term debt (excluding capital lease obligation)	898.1	970.6	712.6	744.2
Preferred stock	51.1	45.5	51.1	43.9
Risk management activities	(11.6)	(11.6)	47.5	47.5

NOTE 4—RISK MANAGEMENT ACTIVITIES

As part of our regular operations, WPS Resources enters into contracts, including options, swaps, futures, forwards and other contractual commitments to manage market risks such as changes in commodity prices, interest rates, and foreign currency exchange rates.

WPS Energy Services applies fair value accounting in accordance with Emerging Issues Task Force Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," for all contracts entered into on or before October 25, 2002. Issue 98-10 was rescinded in October 2002 pursuant to Issue 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." WPS Energy Services will continue to evaluate its contracts under Financial Accounting Standards Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," for all contracts entered into after October 25, 2002. Statement No. 133 establishes accounting and financial reporting standards for derivative instruments and requires, in part, that we recognize certain derivative instruments on the balance sheet as assets or liabilities at their fair value. Subsequent changes in fair value of the derivatives are recorded currently in earnings unless certain hedge accounting criteria are met or the derivatives qualify for regulatory deferral subject to the provisions of Statement No. 71, "Accounting for the Effects of Certain Types of Regulation."

Our regulated utility segments have entered into a limited number of natural gas purchase agreements and electric purchase and sale contracts to service customers that meet the definition of a derivative. Management believes any gains or losses resulting from the eventual settlement of these contracts will be collected from or refunded to customers. The Public Service Commission of Wisconsin approved the recording of derivative amounts as a result of these contracts to a regulatory asset or liability pursuant to Statement No. 71. As of December 31, 2002, we have recorded an Asset from risk management activities of $1.4 million and a Liability from risk management activities of $0.7 million related to these contracts. We recorded an Asset from risk management activities of $5.0 million related to these contracts at December 31, 2001.

Our nonregulated segments enter into contracts to reduce commodity price, interest rate, and foreign currency risk that are accounted for as derivatives under Statement No. 133. At December 31, 2002, those derivatives not designated as hedges are primarily commodity contracts entered into to manage price risk associated with wholesale and retail natural gas purchase and sale activities and electric energy contracts. At December 31, 2002, the fair value of these contracts is recorded as an Asset from risk management activities of $25.5 million and a Liability from risk management activities of $23.2 million on the Consolidated Balance Sheet. At December 31, 2001, the fair value of these derivatives was not significant. Changes in the fair value of the nonregulated segments' non-hedge derivatives are recognized currently in earnings. In 2001, WPS Energy Services' commodity contracts were accounted for as energy trading contracts under Issue 98-10. See the last paragraph of this note for further discussion of the transition from Issue 98-10 to Statement No. 133.

Our nonregulated segments also enter into derivative contracts that are designated as both fair value and cash flow hedges. At December 31, 2002 and 2001 those contracts designated as fair value hedges were not significant. Cash flow hedges at our nonregulated segments consist of an interest rate swap and foreign currency and commodity trading contracts associated with our energy marketing activities. At December 31, 2002 and 2001, those foreign currency and commodity trading contracts designated as cash flow hedges are not significant. The interest rate swap is used to fix the interest rate for the full term of a variable rate loan that is due in March 2018. At December 31, 2002, we recorded a Liability from risk management activities of $12.7 million related to this swap. At December 31, 2001, we recorded a Liability from risk management activities related to this swap of $4.5 million. Because the swap was determined to be perfectly effective, we offset these liabilities with charges to Other comprehensive income, net of deferred taxes. We did not exclude any components of the derivative instrument's loss from the assessment of hedge effectiveness.

WPS Energy Services began applying Issue 98-10 in the first quarter of 2000 due to changes in strategic focus that resulted in a shift in customer mix. Issue 98-10 required energy trading contracts to be recorded at fair value on the balance sheet, with changes in fair value included in earnings. On October 30, 2002, the Emerging Issues Task Force Issued 02-03 that rescinded Issue 98-10. The rescission of Issue 98-10 was effective immediately for all energy trading contracts entered into after October 25, 2002. Contracts entered into after October 25, 2002 have been evaluated using Statement No. 133 and those that meet the definition of a derivative are included in the above discussion of our nonregulated segments. The rescission of Issue 98-10 is effective January 1, 2003 for contracts entered into on or prior to October 25, 2002. The impact of the rescission of Issue 98-10 on these contracts at January 1, 2003 has been recorded as a cumulative effect of change in accounting principle of approximately $3 million (after taxes), which will be reflected as an increase to income in 2003. This cumulative effect represents the reversal of the risk management assets and liabilities for those contracts that are not derivatives or that are designated as normal pursuant to Statement No. 133 that were recorded on WPS Energy Service's financial statements at December 31, 2002 pursuant to Issue 98-10. Implementation of Issue 02-03 will not change the economics or cash flows of the underlying transactions. See Note 24, New Accounting Standards, for more information on the impact of Issue 02-03.

NOTE 5—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following utility, nonutility, and nonregulated assets.

(Millions)	2002	2001
Electric utility	$2,073.4	$1,906.3
Gas utility	427.3	392.6
Property under capital lease	–	74.1
Total utility plant	2,500.7	2,373.0
Less: Accumulated depreciation and decommissioning	1,546.4	1,496.6
Net	954.3	876.4
Nuclear decommissioning trusts	290.5	311.3
Construction in progress	101.8	60.3
Nuclear fuel, less accumulated amortization	24.6	24.9
Net utility plant	1,371.2	1,272.9
Nonutility plant	4.5	4.7
Less: Accumulated depreciation	0.7	0.5
Net nonutility plant	3.8	4.2
Electric nonregulated	236.3	167.4
Gas nonregulated	6.9	12.3
Other nonregulated	20.4	25.0
Total nonregulated property, plant, and equipment	263.6	204.7
Less: Accumulated depreciation	28.4	18.2
Net nonregulated property, plant, and equipment	235.2	186.5
Total property, plant, and equipment	$1,610.2	$1,463.6

Utility plant is stated at the original cost of construction including an allowance for funds used during construction. The cost of renewals and betterments of units of property (as distinguished from minor items of property) is capitalized as an addition to the utility plant accounts. Except for land, no gain or loss is recognized in connection with ordinary retirements of utility property units. The utility charges the cost of units of property retired, sold, or otherwise disposed of, plus removal, less salvage, to the accumulated provision for depreciation. Maintenance, repair, replacement, and renewal costs associated with items not qualifying as units of property are considered operating expenses.

We record straight-line depreciation expense over the estimated useful life of utility property and include amounts for estimated removal and salvage. The Public Service Commission of Wisconsin approved depreciation rates for Wisconsin Public Service effective January 1, 1999.

Depreciation for the Kewaunee plant is being accrued based on a Public Service Commission of Wisconsin order that became effective on January 1, 2001. The order included a change in the methodology for the Kewaunee plant after the steam generators were replaced. The cost of the new steam generators that went into service in December 2001 will be recovered over an 8-1/2 year period using the sum-of-years-digits method of depreciation. Also under this order, the unrecovered plant investment at January 1, 2001 and future additions will be recovered over a period ending 8-1/2 years after the installation of the steam generators using a straight-line remaining life depreciation methodology.

Depreciation rates for Upper Peninsula Power were approved by the Michigan Public Service Commission and are effective January 1, 2002 through December 31, 2006.

Depreciation expense also includes accruals for nuclear decommissioning. These accruals are not included in the annual composite rates shown below. An explanation of this item is included in Note 8, Nuclear Plant Operation.

Annual Utility Composite Depreciation Rates	2002	2001	2000
Electric	3.63%	3.23%	3.52%
Gas	3.58%	3.37%	3.26%

Nonutility property interest capitalization takes place during construction, and gain and loss recognition occurs in connection with retirements. Nonregulated property, plant, and equipment are capitalized at original cost. Significant additions or improvements that extend asset lives are capitalized, while repairs and maintenance are charged to expense as incurred.

Nonutility property is depreciated using straight-line depreciation. Asset lives range from 3 to 20 years.

Nonregulated plant is stated at the original construction cost, which includes capitalized interest for those assets, or estimated fair value at the time of acquisition, based upon Statements of Financial Accounting Standards No. 141, "Business Combinations." The costs of renewals, betterments, and major overhauls are capitalized as an addition to plant accounts. The gains or losses associated with ordinary retirements are recorded in the period of retirement. Maintenance, repair, and minor replacement costs are expensed as incurred.

Most of the nonregulated subsidiaries compute depreciation using the straight-line method over the following estimated useful lives:

Structures and improvements	15 to 40 years
Office and plant equipment	5 to 35 years
Office furniture and fixtures	5 to 10 years
Vehicles	5 years
Leasehold improvements	Shorter of: life of the lease or life of the asset

The Combined Locks Energy Center, however, is using the units of production depreciation method for selected pieces of equipment having defined lives stated in terms of hours of production.

WPS Resources capitalizes certain costs related to software developed or obtained for internal use and amortizes those costs to operating expense over the estimated useful life of the related software, which is usually three to seven years.

NOTE 6—ACQUISITIONS AND SALES OF ASSETS

QUEST ENERGY, LLC

Through 2002, WPS Resources provided limited financial support and energy supply services to a third party, Quest Energy, LLC, a Michigan limited liability company. Financial support was in the form of an interest-bearing note convertible to equity with an initial maturity date of May 2005, secured by the assets of Quest. A provision in the credit agreement between WPS Resources and Quest Energy, LLC, which resulted in an interest-bearing note from WPS Resources to Quest, allowed WPS Resources to convert the note and other indebtedness to equity in Quest. WPS Resources assigned that option to WPS Energy Services on January 29, 2003. WPS Energy Services exercised the conversion option on that day and acquired a 100% ownership interest in Quest. WPS Energy Services used the purchase accounting method to account for the acquisition. The financial statements reflect a preliminary purchase price allocation from this transaction. Quest Energy Holdings, LLC, an independent Michigan limited liability company and owner of Quest Energy, LLC, appointed WPS Energy Services as manager of Quest Energy, LLC, in November 2002. The appointment as manager, as well as other factors, including the provision of substantial financial support, resulted in Quest's financial statements being consolidated with those of WPS Resources as of December 31, 2002. Quest markets electric power to retail customers in Michigan.

DE PERE ENERGY CENTER

On December 16, 2002, Wisconsin Public Service completed the purchase of the 180-megawatt De Pere Energy Center from Calpine Corporation, a California-based independent power producer. The transaction includes termination of the existing power purchase agreement (that was accounted for as a capital lease) and a new purchase agreement for up to 235 megawatts of capacity and energy for 10 years beginning in 2005 from a proposed Calpine generation facility located in Wisconsin. The new purchased power agreement is contingent on timely plant construction. The cost of the capacity purchases from the proposed generation facility will be approximately $250 million over the 10-year period. Wisconsin Public Service will be responsible for supplying the fuel for the energy it receives from the facility. The $120.4 million transaction was structured to include a $72 million payment at closing and a $48.4 million payment in December 2003. The portion of the $48.4 million that is recoverable through the ratemaking process was recorded as a regulatory asset.

ECO COAL PELLETIZATION #12

In November 2001, WPS Power Development, through its subsidiary ECO Coal Pelletization #12 LLC, entered into a transaction to acquire the remaining interest in the synthetic fuel producing facility partially owned by ECO #12 from its partner. Concurrently, with this transaction, WPS Power Development entered into a separate transaction with a subsidiary of a public company resulting in ECO #12 contributing 100% of its synthetic fuel producing machinery to a newly-formed entity in exchange for cash and a one-third ownership interest in the newly-formed entity.

As a result of these transactions, WPS Power Development was the sole member of ECO #12. ECO #12 holds a one-third minority ownership interest in an entity, which produces synthetic fuel from coal qualifying for tax credits under Section 29 of the Internal Revenue Code. The sale of synthetic fuel produced by this facility entitles ECO #12 to a portion of the Section 29 tax credits generated.

These transactions generated a pre-tax gain of $40.2 million of which $38.0 million had been deferred as of December 31, 2001, as a result of certain rights of rescission and put options being granted to the buyer. The rights of rescission and the put options expired in 2002 and, as a result, WPS Power Development recognized all of the $38.0 million deferred gain in Miscellaneous income on the Consolidated Statements of Income in 2002.

The actual payments for the purchase of the former partner's interest in ECO #12 are contingent upon the same provision referred to above. As a result, $21.3 million was held in escrow that was released proportionately as the respective rescission rights and put options expired. As of December 31, 2002, this escrow had a balance of $3.5 million that will be transferred in 2003 as remaining contingencies expire that are not related to the recognition of the deferred gain.

On December 19, 2002, WPS Power Development sold an approximate 30% interest in ECO #12 to a third party. The buyer purchased the Class A interest in ECO #12 which gives the buyer a preferential allocation of tons of synthetic fuel produced and sold annually. The buyer may be allocated additional tons of synthetic fuel if WPS Power Development makes them available, but neither party is obligated beyond the required annual allocation of tons.

WPS Power Development received consideration of $3.0 million cash, as well as a fixed note and a variable note for the second sale transaction. Payments under the variable note are contingent upon the synthetic fuel production facility achieving specified levels of synthetic fuel production. In conjunction with the sale, WPS Power Development has agreed to make certain payments to a third party broker, consisting of an up-front payment of $1.5 million (which was paid at the time of closing) and projected payments in 2003 and 2004 of approximately $1.9 million per year. At December 31, 2002, a deferred gain of $11.6 million was reflected on WPS Power Development's balance sheet. This deferred gain represents the present value of future payments under the fixed note and the up-front cash payments net of transaction costs. It does not include an amount for the variable note, which is contingent upon the synthetic fuel production. No gain on this transaction was recognized in 2002.

CANADIAN RETAIL GAS BUSINESS

On November 1, 2002, WPS Energy Services entered into an agreement to purchase a book of retail gas business and the seller's current marketing offices in the Canadian provinces of Quebec and Ontario.

WPS Energy Services used the purchase method of accounting to account for the acquisition. Consideration for the purchase consists of an earn-out to the seller based on a percentage of margin on the volume delivered to customers transferred at close during a two-year period ending October 31, 2004. The business is part of the operations of WPS Energy Services Canada Corp., a subsidiary of WPS Energy Services, created in October 2002. The financial statements reflect a preliminary purchase price allocation from this transaction.

CH RESOURCES, INC.

Effective June 1, 2002, WPS Power Development acquired CH Resources, Inc. from Central Hudson Energy Services, Inc. CH Resources owns three power plants and associated assets in upstate New York with a combined capacity of 258 megawatts. WPS Power Development used the purchase method of accounting to account for the acquisition. The purchase price was $59.2 million. The corporate name of CH Resources, Inc. has been changed to WPS Empire State, Inc. The operations of WPS Empire State are included in the financial statements presented for WPS Resources for all periods beginning June 1, 2002, but do not have a material impact. The financial statements reflect a preliminary purchase price allocation from this transaction.

WISCONSIN RIVER POWER COMPANY

Wisconsin Public Service increased its ownership in Wisconsin River Power Company to two-thirds by purchasing an additional one-third interest from Consolidated Water Power Company in 2000. In December 2001, Wisconsin Power and Light Company exercised its option to purchase one-half of Wisconsin Public Service's additional one-third share of Wisconsin River Power. Both transactions were at net book value of Wisconsin River Power at August 31, 2000. As a result, Wisconsin Public Service and Wisconsin Power and Light each own one-half of Wisconsin River Power with Wisconsin Public Service remaining the operator of the facility.

ADDITIONAL INTEREST IN KEWAUNEE PLANT

On September 24, 2001, Wisconsin Public Service acquired Madison Gas and Electric Company's 17.8% interest in the Kewaunee plant including its decommissioning trust assets. As a result of the $17.5 million purchase, Wisconsin Public Service now owns 59% of the plant with the remaining portion held by Wisconsin Power and Light Company. The additional share of the operations of the Kewaunee plant is included in the financial statements of Wisconsin Public Service beginning September 24, 2001. Madison Gas and Electric retains its obligations as they relate to the plant for the period of time it was an owner.

Madison Gas and Electric maintained one decommissioning trust fund that accumulated its remaining contributions in accordance with its existing funding plan, which extended to December 31, 2002. On January 3, 2003, Madison Gas and Electric transferred administration of the remaining trust fund to Wisconsin Public Service. This trust fund was included in our financial statements since the initial transaction. Wisconsin Public Service assumed Madison Gas and Electric's share of the decommissioning obligations in exchange for these trust funds.

WISCONSIN FUEL AND LIGHT COMPANY

On April 1, 2001, Wisconsin Public Service completed its merger with Wisconsin Fuel and Light Company. Wisconsin Fuel and Light served residential, commercial, and industrial customers in Manitowoc and Wausau, Wisconsin with natural gas. Wisconsin Fuel and Light's shareholders received 1.73 shares of WPS Resources' common stock for each share of Wisconsin Fuel and Light common stock. A total of 1,763,943 shares were issued resulting in a purchase price of $54.8 million based on an average price of $31.0625, the prevailing price at the time of the merger announcement.

Wisconsin Public Service used the purchase method of accounting and recorded $41.9 million of total premium associated with the purchase. Of the total premium, $36.1 million was recorded as goodwill and is included in Other assets on the Consolidated Balance Sheets. During 2001, Wisconsin Public Service amortized $0.7 million of goodwill using the straight-line method over a period of 40 years. We adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. In accordance with the requirements of this statement, we ceased amortizing the goodwill on January 1, 2002 and prepared a preliminary evaluation of the fair market value of the gas utility business segment to assess the potential impairment of the goodwill balance. Based on the estimated fair value, an impairment charge was not required at the time of the adoption of the statement.

The remaining premium, $5.8 million after taxes, was recorded as an acquisition adjustment in plant, which we expect to be recovered in Wisconsin retail rates over the three-year period of 2003 through 2005. The acquisition premium will be amortized over the recovery period.

The operations of Wisconsin Fuel and Light are included in the financial statements presented for Wisconsin Public Service and WPS Resources for the period beginning April 1, 2001, but do not have a material impact.

SALE OF HYDROELECTRIC PROJECTS

In 2001, Wisconsin Public Service sold approximately 5,000 acres of land associated with several hydroelectric projects on the Peshtigo River in northeastern Wisconsin to the Wisconsin Department of Natural Resources for $13.5 million. The agreement with the Department of Natural Resources includes two options, one exercisable in 2003 and the other in 2004, whereby the Department may acquire, at less than fair value, approximately 5,000 additional acres for $11.5 million if both options are exercised. The value associated with the difference between the option price and the fair value will be treated as a charitable contribution. The sale was part of a five to seven-year asset management strategy adopted by WPS Resources in 2001.



Bryan Liesse, Mail Processor for Wisconsin Public Service, understands the importance of timely mail delivery to customers, shareholders, and employees. Automated equipment makes inserting material into envelopes and sorting for reduced postal charges a breeze.

NOTE 7—JOINTLY-OWNED UTILITY FACILITIES

Information regarding Wisconsin Public Service's share of major jointly-owned electric-generating facilities in service at December 31, 2002 is set forth below:

(Millions, except for percentages)	West Marinette Unit No. 33	Columbia Energy Center	Edgewater Unit No. 4	Kewaunee Plant
Ownership	68.0%	31.8%	31.8%	59.0%
Wisconsin Public Service's share of plant capacity (megawatts)	59.4	335.2	105.0	315.0
Utility plant in service	$17.7	$127.8	$27.4	$249.1
Accumulated depreciation	$ 7.0	$ 79.2	$16.0	$165.8
In-service date	1993	1975 and 1978	1969	1974

The increase in ownership at the Kewaunee plant during 2001 is the result of the purchase of Madison Gas and Electric's 17.8% interest. See Note 6, Acquisitions and Sales of Assets for more information on the transaction.

Wisconsin Public Service's share of direct expenses for these plants is included in the corresponding operating expenses in the Consolidated Statements of Income. Wisconsin Public Service has supplied its own financing for all jointly-owned projects.

NOTE 8—NUCLEAR PLANT OPERATION

On September 24, 2001, Wisconsin Public Service acquired Madison Gas and Electric Company's 17.8% interest in the Kewaunee plant including its decommissioning trust assets. Wisconsin Public Service assumed Madison Gas and Electric's share of the decommissioning obligations in exchange for these trust funds. The additional share of the operations of the Kewaunee plant is included in the financial statements of Wisconsin Public Service beginning September 24, 2001. For more information on the transaction with Madison Gas and Electric, see Note 6, Acquisitions and Sales of Assets.

The quantity of heat produced for the generation of electric energy by the Kewaunee plant is the basis for the amortization of the costs of nuclear fuel to electric production fuel expense, including an amount for ultimate disposal. These costs are recovered currently from customers in rates. The ultimate storage of fuel is the responsibility of the United States Department of Energy pursuant to a contract required by the Nuclear Waste Act of 1982. The Department of Energy receives quarterly payments for the storage of fuel based on generation. During 2002, payments from Wisconsin Public Service to the Department of Energy totaled $2.5 million. During 2001 and 2000, payments totaled $1.4 million per year.

On an interim basis, spent nuclear fuel storage space is provided at the Kewaunee plant. Expenses associated with interim spent fuel storage at the Kewaunee plant are recognized as current operating costs. At current production levels, the plant has sufficient storage for all fuel assemblies until 2009 with full core offload. Additional capacity will be needed by 2010 to maintain full core offload capability for fuel assemblies in use at shutdown in 2013.

The accumulated provision for nuclear fuel, which represents nuclear fuel purchases and amortization, totaled $256.9 million at December 31, 2002 and $247.6 million at December 31, 2001.

For information on the depreciation policy for the Kewaunee plant, see Note 5, Property, Plant, and Equipment.

Wisconsin Public Service's share of nuclear decommissioning costs to date has been accrued over the estimated service life of the Kewaunee plant, recovered currently from customers in rates, and deposited in external trusts. Such costs totaled $2.6 million in both 2002 and 2001 and $8.9 million in 2000. The 2000 funding level used a recovery period ending in 2002. Beginning in 2001, the Public Service Commission of Wisconsin authorized use of a funding period ending in 2010. As a result of this extension, the contributions for 2001 and 2002 decreased to $2.6 million. In developing our decommissioning funding plan, we assumed a long-term after-tax earnings rate of approximately 5%.

As of December 31, 2002, the market value of the external nuclear decommissioning trusts, which are recorded as a part of property, plant and equipment on the Consolidated Balance Sheets, totaled $290.5 million. This amount includes the assets Madison Gas and Electric transferred to Wisconsin Public Service.

Investments in the nuclear decommissioning trusts are recorded at fair value. Investments at December 31, 2002, consisted of 58.8% equity securities and 41.2% fixed income securities. The investments are classified as utility plant, are presented net of related income tax effects on unrealized gains, and represent the amount of assets available to accomplish decommissioning. The nonqualified trust investments designated to pay income taxes when unrealized gains become realized are classified as other assets. An offsetting regulatory liability reflects the expected reduction in future rates as unrealized gains in the nonqualified trust are realized. Information regarding the cost and fair value of the external nuclear decommissioning trusts, net of tax is set forth below:

2002 Security Type (Millions)	Fair Value	Cost	Unrealized Gain
Fixed income	$119.7	$114.0	$ 5.7
Equity	170.8	143.0	27.8
Balance at December 31	$290.5	$257.0	$33.5

2001 Security Type (Millions)	Fair Value	Cost	Unrealized Gain
Fixed income	$127.0	$123.8	$ 3.2
Equity	184.3	129.0	55.3
Balance at December 31	$311.3	$252.8	$58.5

Future decommissioning costs collected in customer rates and a charge for realized earnings from external trusts are included in depreciation expense. Realized trust earnings totaled $1.7 million in 2002, $8.1 million in 2001, and $10.8 million in 2000. Unrealized gains and losses, net of taxes, in the external trusts are reflected as increases and decreases to the decommissioning reserve, since decommissioning expense is recognized as the gains and losses are realized, in accordance with regulatory requirements. The accumulated provision for depreciation and decommissioning included accumulated provisions for decommissioning totaling $290.5 million at December 31, 2002 and $311.3 million at December 31, 2001.

Wisconsin Public Service's share of the Kewaunee plant decommissioning, based on its 59% ownership interest, is estimated to be $313 million in current dollars based on a site-specific study. The study was performed in 2002 by an external consultant and will be used as the basis for calculating regulatory funding requirements. The study uses several assumptions, including immediate dismantlement as the method of decommissioning and plant shutdown in 2013. Based on the standard cost escalation assumptions reflected in our current funding plan, which were determined based on the requirements of a July 1994 Public Service Commission of Wisconsin order, the undiscounted amount of Wisconsin Public Service's share of decommissioning costs forecasted to be expended between the years 2013 and 2043 is $920 million.

Beginning January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." This statement applies to all entities with legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and/or normal operation of that asset. We have identified the final decommissioning of the Kewaunee plant as an asset retirement obligation and have estimated the liability to be $326 million. This amount is based on several significant assumptions, including the scope of decommissioning work performed, the timing of future cash flows, and inflation and discount rates. Some of these assumptions differ significantly from the assumptions authorized by the Public Service Commission of Wisconsin to calculate the nuclear decommissioning liability for funding purposes. For more information on Statement No. 143 and its impact on the Kewaunee plant refer to Note 24, New Accounting Standards.

NOTE 9—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets and liabilities are reflected in our consolidated balance sheets as of December 31:

WPS RESOURCES REGULATORY ASSETS/LIABILITIES *(Millions)*	2002	2001
Regulatory assets		
De Pere Energy Center	$ 47.8	$ –
Demand-side management expenditures	–	9.6
Environmental remediation costs		
(net of insurance recoveries)	40.0	40.0
Funding for enrichment facilities	3.0	3.6
Pension curtailment loss	–	8.1
Deferred nuclear costs	7.9	9.9
Unamortized loss on debt	2.1	4.5
Deferred American Transmission Company costs	–	4.4
Plant related costs	0.3	5.6
Other	9.8	5.3
Total	$110.9	$91.0
Regulatory liabilities		
Income tax related items	$ 17.7	$26.1
Unrealized gain on decommissioning trust	13.0	22.4
Pension settlement gain	–	11.8
Deferred gain on emission allowance sales	3.8	6.0
Derivatives	1.4	5.0
Interest from tax refunds	4.8	5.0
Demand-side management expenditures	5.9	1.5
Deferred American Transmission Company costs	3.1	–
Other	–	0.6
Total	$ 49.7	$78.4

Our utility subsidiaries are recovering their regulatory assets and returning their regulatory liabilities through rates charged to customers based on specific ratemaking decisions or precedent for each item. Except for amounts expended for environmental costs, Wisconsin Public Service is recovering carrying costs for all regulatory assets. Upper Peninsula Power may recover carrying costs on environmental regulatory assets. Based on prior and current rate treatment for such costs, we believe it is probable that Wisconsin Public Service and Upper Peninsula Power will continue to recover from customers the regulatory assets described in the table to the left.

See Notes 14, Income Taxes, and 16, Employee Benefit Plans, for specific information on income tax and pension related regulatory liabilities. See Note 15, Commitments and Contingencies, for information on environmental remediation deferred costs.

NOTE 10—INVESTMENTS IN AFFILIATES, AT EQUITY METHOD

Investments in corporate joint ventures and other companies accounted for under the equity method at December 31, 2002, 2001, and 2000 follow.

(Millions)	2002	2001	2000
American Transmission Company, LLC	$57.5	$56.2	$ –
Wisconsin River Power Company	9.6	6.8	9.6
Other	6.1	6.8	5.4
Investments in affiliates, at equity method	$73.2	$69.8	$15.0

Investments in affiliates under the equity method are part of the Other assets on the Consolidated Balance Sheets and the equity income is recorded in Miscellaneous income on the Consolidated Statements of Income.

WPS Investments, LLC, a consolidated subsidiary of Wisconsin Public Service, has an approximate 15% ownership interest in American Transmission Company, LLC. American Transmission Company is a for-profit, transmission-only company. It owns, plans, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, and Illinois. American Transmission Company began operation on January 1, 2001. Its assets previously were owned and operated by multiple electric utilities serving the upper Midwest, all of which transferred their transmission assets to American Transmission Company in exchange for an ownership interest. A Wisconsin law encouraged utilities in the state to transfer ownership and control of their transmission assets to a state-wide transmission company.

Wisconsin Public Service contributed its transmission assets on January 1, 2001 and Upper Peninsula Power contributed its transmission assets on June 28, 2001. Our total ownership interest in American Transmission Company fluctuated throughout 2002 and 2001 due to other utilities contributing assets and cash to become owners of American Transmission Company.

Wisconsin Public Service and Upper Peninsula Power recorded related party transactions for sales to and purchases from American Transmission Company during 2002 and 2001. Revenues from sales to American Transmission Company by Wisconsin Public Service were $12.9 million and $11.3 million in 2002 and 2001, respectively. Upper Peninsula Power recorded revenues of $5.8 million and $2.7 million for 2002 and 2001, respectively. Purchases from American Transmission Company by Wisconsin Public Service were $21.4 million and $31.0 million in 2002 and 2001, respectively. Upper Peninsula Power recorded purchases of $3.4 million and $3.3 million in 2002 and 2001, respectively.

Condensed financial data of American Transmission Company for 2002 and 2001 follows:

(Millions)	2002	2001
Income statement data		
Revenues	$205.3	$174.5
Operating expenses	(131.1)	(110.1)
Other income (expense)	(20.1)	(11.2)
Net income	$ 54.1	$ 53.2
WPS Investment's equity in net income	$ 7.9	$ 7.1
Balance sheet data		
Current assets	$ 40.7	$ 56.7
Non-current assets	754.3	666.2
Total assets	$795.0	$722.9
Current liabilities	$ 46.9	$ 36.1
Long-term debt	348.0	297.9
Other non-current liabilities	6.6	3.2
Shareholders' equity	393.5	385.7
Total liabilities and shareholders' equity	$795.0	$722.9

Wisconsin River Power Company, of which Wisconsin Public Service owns 50% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service.

Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River. The energy output is sold in equal parts to the three companies that previously owned equal proportions of all of the outstanding stock of Wisconsin River Power (Wisconsin Public Service, Wisconsin Power and Light, and Consolidated Water Power). Wisconsin River Power is in the final stages of constructing a combustion turbine unit. The energy output from the combustion turbine will be sold in equal parts to Wisconsin Public Service and Wisconsin Power and Light.

Wisconsin Public Service recorded related party transactions for sales to and purchases from Wisconsin River Power during 2002, 2001, and 2000. Revenues from sales to Wisconsin River Power were $2.5 million and $1.7 million for 2002 and 2001, respectively. No sales occurred to Wisconsin River Power by Wisconsin Public Service during 2000. Purchases from Wisconsin River Power by Wisconsin Public Service were $2.1 million, $1.7 million and $1.7 million for 2002, 2001 and 2000, respectively.

For more information on Wisconsin Public Service's ownership of Wisconsin River Power, see Note 6, Acquisitions and Sales of Assets.

Condensed financial data of Wisconsin River Power Company for the years ended 2002, 2001, and 2000 follows.

(Millions) (2002 information is unaudited)	2002	2001	2000
Income statement data			
Revenues	$ 6.4	$ 5.5	$ 5.3
Operating expenses	(4.9)	(4.3)	(4.0)
Other income (expense)	4.2	1.4	0.3
Net income	$ 5.7	$ 2.6	$ 1.6
Wisconsin Public Service's equity in net income	$ 2.7	$ 1.8	$ 0.5
Balance sheet data			
Current assets	$ 3.6	$ 2.1	$ 1.3
Non-current assets	20.1	16.5	14.9
Total assets	$23.7	$18.6	$16.2
Current liabilities	$ 3.5	$ 4.3	$ 1.1
Other non-current liabilities	1.0	0.8	0.7
Shareholders' equity	19.2	13.5	14.4
Total liabilities and shareholders' equity	$23.7	$18.6	$16.2



Growth in the areas we serve brings growth for our regulated utilities. Ray Hegg, a Designer for Wisconsin Public Service in Wausau, Wisconsin, helps new customers get the electricity and natural gas flowing to their homes and businesses.

NOTE 11—GOODWILL AND OTHER INTANGIBLE ASSETS

Wisconsin Public Service recorded $36.1 million of goodwill related to its merger with Wisconsin Fuel and Light in April 2001. On January 1, 2002, WPS Resources adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and amortization of the goodwill was discontinued. There was no impairment of goodwill upon adoption of Statement No. 142. Wisconsin Public Service has elected to perform its annual impairment test during the second quarter of each year. There was no impairment in the second quarter of 2002. WPS Resources has not recorded any additional goodwill.

Goodwill and purchased intangible assets are included in Other assets on the Consolidated Balance Sheets. Information in the tables below relates to total purchased intangible assets for the years indicated.

(Millions)	December 31, 2002			
Asset Class	Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Emission credits	1-30	$51.7	$(12.1)	$39.6
Customer related	1-5	3.5	(2.0)	1.5
Other	1-30	3.3	(0.4)	2.9
Total		$58.5	$(14.5)	$44.0

(Millions)	December 31, 2001			
Asset Class	Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Emission credits	1-30	$48.5	$ (8.4)	$40.1
Customer related	1-5	2.8	(1.5)	1.3
Other	1-30	2.1	(0.3)	1.8
Total		$53.4	$(10.2)	$43.2

Aggregate Amortization Expense:

For year ended December 31, 2002	$ 4.4 million

Estimated Amortization Expense:

For year ended December 31, 2003	$ 8.6 million
For year ended December 31, 2004	9.8 million
For year ended December 31, 2005	9.1 million
For year ended December 31, 2006	9.9 million
For year ended December 31, 2007	10.6 million

NOTE 12—SHORT-TERM DEBT AND LINES OF CREDIT

WPS Resources Corporation has syndicated a $180 million 364-day revolving credit facility and Wisconsin Public Service has syndicated a $100 million 364-day revolving credit facility to provide short-term borrowing flexibility and security for commercial paper outstanding.

The information in the table to the right relates to short-term debt and lines of credit for the years indicated.

The commercial paper had a maturity date of January 17, 2003. The short-term notes payable have various maturity dates, as of December 31, 2002, $10.0 million is due "on demand."

(Millions, except for percentages)	2002	2001	2000
As of end of year			
Commercial paper outstanding	$ 16.0	$ 15.0	$119.6
Average discount rate on outstanding commercial paper	1.35%	1.95%	6.63%
Short-term notes payable outstanding	$ 13.8	$ 31.2	$ 10.0
Average interest rate on short-term notes payable	1.22%	1.61%	6.73%
Available (unused) lines of credit	$264.5	$130.0	$132.0
For the year			
Maximum amount of short-term debt	$133.4	$177.6	$139.5
Average amount of short-term debt	$ 59.7	$110.6	$ 65.6
Average interest rate on short-term debt	1.73%	4.32%	6.39%

NOTE 13—LONG-TERM DEBT

At December 31 *(Millions)*	Series	Year Due	2002	2001
Capital lease obligation - Wisconsin Public Service			$ -	$ 73.0
Less: Current portion			-	(0.9)
Long-term capital lease obligation			-	72.1
First mortgage bonds - Wisconsin Public Service	Series	Year Due		
	7.30%	2002	-	50.0
	6.80%	2003	50.0	50.0
	6.125%	2005	9.1	9.1
	6.90%	2013	22.0	22.0
	7.125%	2023	50.0	50.0
Senior notes - Wisconsin Public Service	Series	Year Due		
	6.08%	2028	50.0	50.0
	6.125%	2011	150.0	150.0
	4.875%	2012	150.0	-
First mortgage bonds - Upper Peninsula Power	Series	Year Due		
	7.94%	2003	15.0	15.0
	10.0%	2008	1.5	2.1
	9.32%	2021	17.1	18.0
Unsecured senior notes - WPS Resources	Series	Year Due		
	7.00%	2009	150.0	150.0
	5.375%	2012	100.0	-
Term loans - nonrecourse, secured by nonregulated assets			91.7	95.8
Tax exempt bonds			27.0	27.0
Notes payable to bank, secured by nonregulated plant			11.6	20.3
Senior secured note			3.1	3.3
Total			898.1	712.6
Unamortized discount and premium on bonds and debt			(2.6)	(1.2)
Total long-term debt			895.5	711.4
Less current portion			(71.1)	(55.7)
Net long-term debt			824.4	655.7
Total long-term debt and capital lease obligation			$824.4	$727.8

In November 1995, Wisconsin Public Service signed a 25-year agreement to purchase power from De Pere Energy Center, LLC, an independent power producer, which supplied power from its cogeneration facility. In June 1999, Phase I of the project went into operation and the contract was accounted for as a capital lease. On December 16, 2002, Wisconsin Public Service completed the purchase of the 180-megawatt De Pere Energy Center from Calpine Corporation. The purchase power agreement previously accounted for as our only capital lease was terminated with the completion of this transaction. See Note 6, Acquisitions and Sales of Assets for detailed information on the acquisition of the De Pere Energy Center.

In November 2002, WPS Resources Corporation issued $100.0 million of 5.375% senior notes due December 2012. The senior notes are unsecured. Proceeds were used to repay short-term indebtedness and for other corporate purposes.

In October 2002, Wisconsin Public Service retired $50.0 million of 7.30% first mortgage bonds that had reached maturity. In December 2002, Wisconsin Public Service issued $150.0 million of 4.875% senior notes due December 2012. The senior notes are secured by a pledge of first mortgage bonds and become unsecured if Wisconsin Public Service retires all of its outstanding first mortgage bonds. At our utility subsidiaries, plant assets secure first mortgage bonds.

Upper Peninsula Power is required to make bond sinking fund payments for some of its outstanding first mortgage bonds.

Borrowings by WPS Power Development under term loans and secured by nonregulated assets totaled $91.7 million. The assets of WPS New England Generation, Inc. and WPS Canada Generation, Inc., subsidiaries of WPS Power Development, secure $6.3 million and $15.4 million, respectively, of the total outstanding amount. Both have semiannual installment payments, an interest rate of 8.75%, and mature in May 2010. Sunbury Generation, LLC, an indirect subsidiary of WPS Power Development, is the borrower of the remaining $70.0 million that is secured by its plant. Quarterly payments are made in relation to this financing that carries an interest rate of 7.8725% and matures in March 2018. This loan also has renewals in 2006 and 2012. However, if certain debt covenants are not met, the lender is not required to renew the loans.

In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of refunding tax-exempt bonds. At the time of issuance of the refunding bonds, WPS Westwood Generation, LLC, a subsidiary of WPS Power Development, owned the original bonds, the proceeds of which were used in substantial part to provide facilities. Upon issuance of the refunding bonds, the original bonds were paid off. WPS Westwood Generation was paid $27.0 million from the proceeds of the refunding bonds for the retirement of the original bonds plus accrued interest. WPS Westwood Generation is now obligated to pay the refunding bonds with monthly payments that have a floating interest rate that is reset weekly. At December 31, 2002, the interest rate was 1.55%. The bonds mature in April 2021.

WPS Resources agreed to guarantee WPS Westwood Generation's obligation to provide sufficient funds to pay the refunding bonds and the related obligations and indemnities.

As of December 31, 2002, WPS Power Development had aggregate outstanding indebtedness totaling $11.6 million of notes payable under its revolving credit note of $12.5 million. This note is secured by the assets of the Stoneman plant and is guaranteed by WPS Resources. It is due in 2003 and requires quarterly interest payments. WPS Resources plans to renew this note. The note has a variable interest rate that was at 3.012% at December 31, 2002.

Upper Peninsula Power has a senior secured note of $3.1 million as of December 31, 2002, which requires semiannual payments at an interest rate of 9.25%, and matures in 2011.

At December 31, 2002, WPS Resources and its subsidiaries were in compliance with all covenants relating to outstanding debt. A schedule of all principal debt payment amounts, including bond maturities, for WPS Resources is as follows:

YEAR ENDING DECEMBER 31 *(Millions)*	
2003	$ 71.1
2004	6.7
2005	27.7
2006	7.7
2007	8.3
Later years	776.6
Total payments	$898.1

NOTE 14—INCOME TAXES

The principal components of our deferred tax assets and liabilities recognized in the balance sheet as of December 31 are as follows:

(Millions)	2002	2001
Deferred tax assets		
Plant related	$ 91.5	$ 89.4
State capital and operating loss carry forwards	7.3	6.5
Deferred tax credit carry forwards	35.7	21.2
Employee benefits	45.0	38.0
Regulatory assets	1.6	5.7
Other comprehensive income	6.9	3.7
Other	(1.3)	4.8
Total	$186.7	$169.3
Deferred tax liabilities		
Plant related	$209.7	$184.1
Employee benefits	38.2	30.0
Regulatory deferrals	6.7	16.2
Other	5.8	8.5
Total	$260.4	$238.8
Net deferred tax liabilities	$ 73.7	$ 69.5

As of December 31, 2002, WPS Resources and its nonregulated affiliates had recorded a valuation allowance of $0.6 million related to state operating and capital loss carry forwards, due to the uncertainty of the ability to benefit from these losses in the future. Carry forward periods vary, but in the majority of states in which we do business the period is 15 years or more.

WPS Resources is an indirect part owner in a facility that produces synthetic fuel from coal, as defined in Section 29 of the Internal Revenue Code. The production and sale of the synthetic fuel from this facility qualifies for tax credits under Section 29 if certain requirements are satisfied. Tax credits that are not utilized to reduce current tax expense are carried forward as alternative minimum tax credits to reduce tax expense in future years. Under current federal law alternative minimum tax credits do not expire. The Section 29 tax credit on the production and sale of coal-based synthetic fuel expires on December 31, 2007.

The differences between income taxes determined by applying the federal statutory rate to income before tax expense for the periods ended December 31 are as follows:

(*Millions*, except for percentages)	2002		2001		2000	
	Rate	Amount	Rate	Amount	Rate	Amount
Statutory federal income tax	35.0%	$48.1	35.0%	$29.9	35.0%	$26.6
State income taxes, net	5.3	7.3	5.3	4.5	5.5	4.2
Rate difference on reversal of income tax temporary differences	(1.2)	(1.6)	(2.5)	(2.2)	(2.1)	(1.6)
Plant related	(0.8)	(0.9)	(1.2)	(1.0)	–	–
Federal tax credits	(18.7)	(25.7)	(28.1)	(24.0)	(26.4)	(20.1)
Other differences, net	(1.5)	(2.4)	(2.9)	(2.4)	(4.1)	(3.1)
Effective income tax	18.1%	$24.8	5.6%	$ 4.8	7.9%	$ 6.0
Current provision						
Federal		$10.1		$29.2		$13.7
State		11.2		8.5		8.6
Total current provision		21.3		37.7		22.3
Deferred benefit		3.5		(32.9)		(16.3)
Total income tax expense		$24.8		$ 4.8		$ 6.0

NOTE 15—COMMITMENTS AND CONTINGENCIES

FUEL AND PURCHASED POWER

WPS Resources routinely enters into long-term commodity purchase and sale commitments that have various quantity requirements and durations.

Wisconsin Public Service has obligations related to coal, purchased power, and natural gas. Obligations related to coal supply extend through 2016 and total $185.3 million. Of that amount, there is one long-term contract totaling $81.1 million that provides approximately 24% of the total requirements of Wisconsin Public Service through 2016. Through 2014, Wisconsin Public Service has obligations totaling $411.5 million for either capacity or energy related to purchased power. Also, there are natural gas supply and transportation contracts with total estimated demand payments of $130.1 million through October 2010.

Wisconsin Public Service expects to recover these costs in future customer rates. Additionally, Wisconsin Public Service has contracts to sell electricity and natural gas to customers. Many of these contracts have indefinite lives.

WPS Power Development also enters into long-term commodity contracts, mainly related to the purchase of coal for the Sunbury plant. The contracts total $16.4 million and extend through 2016.

WPS Energy Services has unconditional purchase obligations related to energy supply contracts that total $1,005.2 million and extend through 2007.

NUCLEAR LIABILITY

The Price Anderson Act ensures that funds will be available to pay for public liability claims arising out of a nuclear incident. This Act may require Wisconsin Public Service to pay up to a maximum of $52.0 million per incident. The payments will not exceed $5.9 million per incident in a given calendar year. These amounts represent Wisconsin Public Service's 59% ownership in the Kewaunee plant.

NUCLEAR PLANT OPERATION

The commercial nuclear power industry recently experienced several instances of cracking and leakage of the reactor vessel head. In response to these instances of degradation, the Nuclear Regulatory Commission mandated that inspections be performed at each plant. During the Kewaunee nuclear power plant's 2001 refueling outage, a complete visual head inspection was performed which did not reveal any problems. During the spring 2003 refueling outage, a complete visual head inspection will again be performed. If any indicated flaws are found, a more detailed reactor vessel head inspection will be necessary at a cost of approximately $5 million and a one-week outage delay. At this time, however, Wisconsin Public Service does not anticipate that the more detailed inspection will be required. Wisconsin Public Service is evaluating the replacement of the reactor vessel head to avoid the cost of future required inspections. Assuming approval from the Public Service Commission of Wisconsin, Wisconsin Public Service anticipates that replacement of the reactor vessel head will occur during the fall 2004 refueling outage at a cost of approximately $20 million.

See Note 8, Nuclear Plant Operation, for detailed information on the operations of the Kewaunee plant.

CLEAN AIR REGULATIONS

The United States Environmental Protection Agency has designated southeastern Wisconsin as an ozone non-attainment area. Under the Clean Air Act, the State of Wisconsin developed a nitrogen oxide reduction plan for Wisconsin's ozone non-attainment area. The nitrogen oxide reductions begin in 2003 and gradually increase to 2007. This plan affects Edgewater Unit 4, of which Wisconsin Public Service owns 31.8%. A compliance plan for this unit was initiated in 2000. The plan includes a combination of combustion optimization and emission trading at a cost to Wisconsin Public Service of about $5 million. About 70% of the project has been completed.

The State of Wisconsin is also seeking voluntary reductions from utility units outside the ozone non-attainment area, which may lead to additional expenditures for nitrogen oxide reductions at other units. Wisconsin Public Service is participating in voluntary efforts to reduce nitrogen oxide levels at the Columbia Energy Center. Wisconsin Public Service owns 31.8% of Columbia. The Public Service Commission of Wisconsin has approved recovery of the costs associated with voluntary nitrogen oxide reductions.

Air quality modeling by the Wisconsin Department of Natural Resources revealed that Weston Units 1 and 2 contribute to a modeled exceedance of the sulfur dioxide ambient air quality standard (the current and projected fuel meets the sulfur content limit). Wisconsin Public Service and the Wisconsin Department of Natural Resources developed a plan to eliminate the modeled exceedance by extending the existing stacks at Weston Units 1 and 2 by 55 feet and limiting the sulfur content of the fuel to 1.2 pounds per million Btu. The cost of the stack extension is about $0.9 million. The United States Environmental Protection Agency is studying the proposal related to increasing the stack height. To date the United States Environmental Protection Agency has been unwilling to agree with this approach unless further studies are done to support the stack height increase. If the United States Environmental Protection Agency does not accept this proposal, additional reduction in sulfur content of fuel burned or significant operational limitations may result. Wisconsin Public Service is cooperating with the Wisconsin Department of Natural Resources to develop an approach to resolve this issue.

In November 1999, the United States Environmental Protection Agency announced the commencement of a Clean Air Act enforcement initiative targeting the utility industry. This initiative resulted in the issuance of several notices of violation/findings of violation and the filing of lawsuits against utilities. In these enforcement proceedings, the United States Environmental Protection Agency claims that the utilities made modifications to the coal-fired boilers and related equipment at the utilities' electric generating stations without first obtaining appropriate permits under the United States Environmental Protection Agency's pre-construction permit program and without installing appropriate air pollution control equipment. In addition, the United States Environmental Protection Agency is also claiming, in certain situations, that there were violations of the Clean Air Act's "new source performance standards." In the matters where actions have been commenced, the federal government is seeking penalties and the installation of pollution control equipment.

In December 2000, Wisconsin Public Service received from the United States Environmental Protection Agency a request for information under Section 114 of the Clean Air Act. The United States Environmental Protection Agency sought information and documents relating to work performed on the coal-fired boilers located at the Pulliam and Weston electric generating stations of Wisconsin Public Service. Wisconsin Public Service filed a response with the United States Environmental Protection Agency in early 2001.

On May 22, 2002, Wisconsin Public Service received a follow-up request from the United States Environmental Protection Agency seeking additional information regarding specific boiler-related work performed on Pulliam Units 3, 5 and 7, as well as information on Wisconsin Public Service's life extension program for Pulliam Units 3-8 and Weston Units 1 and 2. Wisconsin Public Service made an initial response to the United States Environmental Protection Agency's follow-up information request on June 12, 2002, and filed a final response on June 27, 2002.

In 2000, 2001, and 2002, Wisconsin Power and Light Company received a similar series of United States Environmental Protection Agency information requests relating to work performed on certain coal-fired boilers and related equipment at the Columbia generating station (a facility located in Portage, Wisconsin jointly owned by Wisconsin Power and Light Company, Madison Gas and Electric Company, and Wisconsin Public Service). Wisconsin Power and Light is the operator of the plant and is responsible for responding to governmental inquiries relating to the operation of the facility. Wisconsin Power and Light filed its most recent response for the Columbia facility on July 12, 2002.

Depending upon the results of the United States Environmental Protection Agency's review of the information, the United States Environmental Protection Agency may seek additional information from Wisconsin Public Service and/or third parties who have information relating to the boilers, close out the investigation, or issue a "notice of violation" or "finding of violation" asserting that a violation of the Clean Air Act occurred. To date, the United States Environmental Protection Agency has not responded to the 2002 follow-up filings made by Wisconsin Public Service and Wisconsin Power and Light.

In response to the United States Environmental Protection Agency Clean Air Act enforcement initiative, several utilities have elected to settle with the United States Environmental Protection Agency, while others are in litigation. In general, those utilities that have settled have entered into consent decrees which require the companies to pay fines and penalties, undertake supplemental environmental projects and either upgrade or replace pollution controls at existing generating units or shut down existing units, and replace these units with new electric generating facilities. Several of the settlements involve multiple facilities. The fines and penalties (including the capital costs of supplemental environmental projects) associated with these settlements range between $7 million and $30 million. Factors typically considered in settlements include, but are not necessarily limited to, the size and number of facilities, as well as the duration of alleged violations, and the presence or absence of aggravating circumstances. The regulatory interpretations upon which the lawsuits or settlements are based may change based on future court decisions that may be rendered in pending litigations.

If the federal government decided to bring a claim against Wisconsin Public Service and if it were determined by a court that historic projects at the Pulliam or Weston electric generating stations required either a state or federal Clean Air Act permit, Wisconsin Public Service may, under the applicable statutes, be required to:

— shut down any unit found to be operating in non-compliance,
— install additional pollution control equipment,
— pay a fine, and/or
— pay a fine and conduct a supplemental environmental project in order to resolve any such claim.

At the end of December 2002, the United States Environmental Protection Agency issued new rules governing the federal new source review program. The rules are not yet effective in Wisconsin. They are also not retroactive.

The Wisconsin Department of Natural Resources initiated a rulemaking effort to control mercury emissions. Coal-fired generation plants are the primary targets of this effort. The proposed rule was open to comment in October 2001. As proposed, the rule requires phased-in mercury emission reductions reaching 90% reduction in 15 years. Wisconsin Public Service estimates that it could cost approximately $105 million per year to achieve the proposed 90% reductions.

PARTIAL SALE OF ECO COAL PELLETIZATION #12

In November 2001, WPS Power Development, through its subsidiary ECO Coal Pelletization #12 LLC, entered into a transaction with a subsidiary of a public company resulting in ECO #12 contributing its synthetic fuel producing machinery to a newly-formed entity in exchange for cash and a one-third ownership interest in the newly-formed entity.

The transaction generated a pre-tax gain of $40.2 million of which $38.0 million had been deferred as of December 31, 2001 as a result of certain rights of rescission and put options being granted to the buyer. All of these rights of rescission and the put options expired in 2002, and as a result WPS Power Development recognized all of the $38.0 million deferred gain in 2002.

Concurrent with the sale of a portion of this project, WPS Power Development bought out the interest of its previous partner in the ECO #12 project. The actual payments to this former partner are contingent upon the same provisions referred to above. As a result, $21.3 million was held in escrow that was released proportionately as the respective rescission rights and put options expired. As of December 31, 2002, this escrow had a balance of $3.5 million that will be transferred in 2003 as remaining contingencies expire that are not related to the recognition of deferred gain.

For more information on the transactions, see Note 6, Acquisitions and Sales of Assets.

MANUFACTURED GAS PLANT REMEDIATION

Wisconsin Public Service continues to investigate the environmental cleanup of ten manufactured gas plant sites, including two sites formerly owned by Wisconsin Fuel and Light. As of the fall of 2002, cleanup of the land portion of the Oshkosh, Stevens Point, and two Sheboygan sites was substantially complete. Groundwater treatment and monitoring at these sites will continue into the future. River sediment remains to be addressed at the Oshkosh site, as well as other sites. Wisconsin Public Service anticipates that work will commence on the land portion of the Green Bay site in the first quarter of 2003. Costs of the cleanups, completed to date, were within the range expected for these sites. Wisconsin Public Service estimates future undiscounted investigation and cleanup costs to be in the range of $38.7 million to $43.7 million. These estimates may be adjusted in the future based on remediation technology, regulatory requirements, and the assessment of natural resources damages.

Wisconsin Public Service currently has a $38.7 million liability recorded for cleanup with an offsetting regulatory asset (deferred charge). We expect to recover cleanup costs, net of insurance recoveries, in future customer rates. Carrying costs associated with the cleanup expenditures will not be recoverable. Wisconsin Public Service has received $12.7 million in insurance recoveries that we recorded as a reduction to the regulatory asset.

NOTE 16—EMPLOYEE BENEFIT PLANS

WPS Resources has non-contributory qualified retirement plans covering substantially all employees under which the company may make annual contributions to an irrevocable trust. We established the plans to provide retired employees, who meet conditions relating to age and length of service, with a monthly payment. Wisconsin Public Service administers and maintains the plans. These plans are fully funded and no contributions were made to them in 2002, 2001, or 2000.

WPS Resources also currently offers medical, dental, and life insurance benefits to employees and their dependents. We expense these items for active employees as incurred. We fund benefits for retirees through irrevocable trusts as allowed for income tax purposes. Wisconsin Public Service and Upper Peninsula Power expensed and recovered through customer rates the net periodic benefit cost. Our nonregulated subsidiaries expensed allocated amounts. Our non-administrative plan is a collectively bargained plan and, therefore, is tax exempt. The investments in the trust covering administrative employees are subject to federal unrelated business income taxes at a 38.6% tax rate.

All pension costs are accounted for under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." All postretirement plan costs are accounted for under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standards require the company to accrue the cost of these benefits as expense over the period in which the employee renders service. The transition obligation for current and future retirees under Statement of Financial Accounting Standards No. 106 is recognized over 20 years beginning in 1993.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three one-year periods ending December 31, 2002, 2001, and 2000, and a statement of the funded status as of December 31 for each year:

(Millions)	2002	2001	2000
Reconciliation of benefit obligation – pension			
Obligation at January 1	$ 495.2	$484.9	$396.7
Service cost	11.5	11.0	10.2
Interest cost	33.7	32.7	31.5
Plan amendments	–	0.2	56.5
Actuarial (gain) loss	26.2	35.4	2.2
Acquisitions	–	13.1	–
Benefit payments	(32.5)	(21.2)	(19.4)
(Settlements)/curtailments	–	(60.9)	7.2
Obligation at December 31	$ 534.1	$495.2	$484.9
Reconciliation of fair value of plan assets – pension			
Fair value of plan assets at January 1	$ 591.9	$676.1	$654.3
Actual return on plan assets	(47.8)	(13.7)	41.2
Employer contributions	–	–	–
Acquisitions	–	18.1	–
Benefit payments	(32.5)	(88.6)	(19.4)
Fair value of plan assets at December 31	$ 511.6	$591.9	$676.1
Funded status at December 31	$ (22.5)	$ 96.7	$191.2
Unrecognized transition (asset) obligation	(0.2)	(2.2)	(6.1)
Unrecognized prior-service cost	53.6	59.1	64.4
Unrecognized (gain) loss	53.2	(69.3)	(186.5)
Net prepaid benefit cost	$ 84.1	$ 84.3	$ 63.0

(Millions)	2002	2001	2000
Reconciliation of benefit obligation – other			
Obligation at January 1	$ 176.2	$102.6	$135.2
Service cost	5.3	3.0	2.7
Interest cost	12.5	7.6	7.8
Plan amendments	(4.7)	–	(16.8)
Actuarial (gain) loss	52.5	65.5	(19.0)
Acquisitions adjustments	–	3.7	(1.3)
Benefit payments	(7.5)	(6.2)	(6.0)
Obligation at December 31	$ 234.3	$176.2	$102.6
Reconciliation of fair value of plan assets - other			
Fair value of plan assets at January 1	$ 134.7	$152.3	$149.7
Actual return on plan assets	(14.8)	(4.4)	7.9
Employer contributions	7.3	(7.0)	0.7
Benefit payments	(7.5)	(6.2)	(6.0)
Fair value of plan assets at December 31	$ 119.7	$134.7	$152.3
Funded status at December 31	$(114.6)	$ (41.5)	$ 49.7
Unrecognized transition (asset) obligation	13.1	14.4	15.7
Unrecognized prior-service cost	(16.3)	(12.9)	(14.1)
Unrecognized (gain) loss	66.0	(12.4)	(96.9)
Net accrued benefit liability	$ (51.8)	$ (52.4)	$ (45.6)

The following table provides the components of net periodic benefit cost for the plans for the one-year periods ended December 31, 2002, 2001, and 2000:

(Millions)	2002	2001	2000
Net periodic benefit cost – pension			
Service cost	$11.5	$11.0	$10.2
Interest cost	33.7	32.7	31.5
Expected return on plan assets	(47.7)	(47.0)	(46.3)
Amortization of transition asset	(2.0)	(3.5)	(3.6)
Amortization of prior-service cost	5.5	5.5	4.7
Amortization of net gain	(0.8)	(2.3)	(2.7)
Net periodic benefit cost before settlement gain/curtailment loss	$ 0.2	$ (3.6)	$ (6.2)
(Settlement gain)/curtailment loss	–	(12.7)	8.7
Regulatory liability/(asset) offset	–	11.8	(8.1)
Amortization of settlement gain regulatory liability	(11.8)	–	–
Amortization of curtailment loss regulatory asset	8.1	–	–
Net periodic benefit cost	$ (3.5)	$ (4.5)	$ (5.6)
Net periodic benefit cost – other			
Service cost	$ 5.3	$ 3.0	$ 2.7
Interest cost	12.5	7.6	7.8
Expected return on plan assets	(10.2)	(9.7)	(9.3)
Amortization of transition obligation	1.3	1.3	1.8
Amortization of prior-service cost	(1.2)	(1.2)	(0.7)
Amortization of net gain	(1.2)	(4.6)	(4.6)
Net periodic benefit cost	$ 6.5	$ (3.6)	$ (2.3)

During 2000, WPS Resources made substantial changes to the administrative employees' portion of the pension and postretirement benefit plans. Effective January 1, 2001, the administrative employees' pension plan was changed to a pension equity plan with a lump sum distribution option for all future retirees. Additionally, all future administrative retirees will no longer be given subsidized postretirement medical and dental coverage. Due to employees who waited until 2001 to retire to take advantage of the new plan benefits and various reorganizations, including the formation of the Nuclear Management Company, a significant number of employees left our pension plan in early 2001. This required curtailment accounting for the year 2000 under Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Most of the 2000 curtailment loss was deferred as a regulatory asset.

For the reasons mentioned above, large numbers of lump sum payments were paid out of the pension plan during the course of 2001. This required settlement accounting under Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Most of the settlement gain was deferred as a regulatory liability.

Based on a rate order received from the Public Service Commission of Wisconsin, during 2002 Wisconsin Public Service amortized the entire regulatory asset and regulatory liability relating to the aforementioned curtailment loss and settlement gain.

The assumptions used in measuring WPS Resources' benefit obligation are shown in the following table:

Weighted average assumptions as of December 31 – pension	2002	2001	2000
Discount rate	6.75%	7.25%	7.50%
Expected return on plan assets	8.75%	8.75%	8.75%
Rate of compensation increase	5.50%	5.50%	5.50%
Weighted average assumptions as of December 31 – other			
Discount rate	6.75%	7.25%	7.50%
Expected return on plan assets	8.75%	8.75%	8.75%

The assumptions used for WPS Resources' medical and dental cost trend rates are shown in the following table:

	2002	2001	2000
Assumed medical cost trend rate (under age 65)	12.0%	10.0%	7.0%
Ultimate trend rate	5.0%	5.0%	5.0%
Ultimate trend rate reached in	2011	2008	2006
Assumed medical cost trend rate (over age 65)	14.0%	12.0%	7.0%
Ultimate trend rate	6.5%	6.5%	5.0%
Ultimate trend rate reached in	2011	2008	2006
Assumed medical cost trend rate	6.0%	7.0%	7.0%
Ultimate trend rate	5.0%	5.0%	5.0%
Ultimate trend rate reached in	2004	2004	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(Millions)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 3.4	$ (2.8)
Effect on the health care component of the accumulated postretirement benefit obligation	$41.2	$(32.5)

WPS Resources also sponsors several non-qualified pension plans covering certain current and former employees. These non-qualified pension plans are not funded. WPS Resources' projected benefit obligation under these plans was $19.7 million at December 31, 2002, $17.9 million at December 31, 2001, and $12.7 million at December 31, 2000. WPS Resources' pension expense under these plans was $2.4 million in 2002, $2.0 million in 2001, and $1.7 million in 2000. The accumulated benefit obligation for these plans has risen due to recent plan design changes and the decline in the discount rate used to estimate the plans' liability. Therefore, WPS Resources was required to adjust the minimum pension liability recorded on the December 31, 2002 Consolidated Balance Sheet. The effect of this adjustment was to increase pension liabilities by $8.0 million, increase intangible assets by $3.5 million, increase deferred tax assets by $1.8 million, and increase accumulated other comprehensive loss by $2.7 million. Because these adjustments were non-cash, their effect has been excluded from the accompanying Consolidated Statement of Cash Flows.

WPS Resources has an Employee Stock Ownership Plan that held 2.0 million shares of WPS Resources common stock (market value of approximately $76.7 million) at December 31, 2002. WPS Resources' net period benefit cost under this plan was $4.8 million in 2002, $4.5 million in 2001, and $2.4 million in 2000.

NOTE 17—COMPANY-OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUST

On July 30, 1998, WPSR Capital Trust I, a Delaware business trust, issued $50.0 million of trust preferred securities to the public. WPS Resources owns all of the outstanding trust common securities of the Trust, and the only asset of the Trust is $51.5 million of subordinated debentures that we issued. The debentures are due on June 30, 2038 and bear interest at 7% per year. The terms and interest payments on the debentures correspond to the terms and distributions on the trust preferred securities. We have consolidated the preferred securities of the Trust into our financial statements. We reflect the interest payments on the debentures as Distributions - preferred securities of subsidiary trust on the Consolidated Statements of Income. These payments are tax deductible by WPS Resources.

We may defer interest payments on the debentures for up to 20 consecutive quarters. This would require the deferral of distributions on the trust preferred securities as well. If we would defer interest payments, interest and distributions would continue to accrue and compounding interest on the deferred amounts would also accrue. Through 2001, we have not deferred interest payments. After July 30, 2003, we may redeem all or part of the debentures. This would require the Trust to redeem an equal amount of trust securities at face value plus any accrued interest and unpaid distributions. We entered into a limited guaranty of payment of distributions, redemption payments, and liquidation payments with respect to the trust preferred securities. This guaranty, together with our obligations under the debentures, and under other related documents, provides a full and unconditional guaranty by us of amounts due on the outstanding trust preferred securities.



Upper Peninsula Power's Victoria Hydro facility is hard at work providing electricity for our customers in Upper Michigan. In 2001, the company replaced the facility's wooden pipeline with new, spiral-welded steel pipe.

NOTE 18—PREFERRED STOCK OF SUBSIDIARY

Our wholly-owned subsidiary, Wisconsin Public Service, has issued preferred stock with no mandatory redemption and a $100 par value. The following table shows the shares outstanding of the 1,000,000 shares authorized:

(Millions, except share amounts)	Series	Shares Outstanding	2002	2001
	5.00%	132,000	$13.2	$13.2
	5.04%	30,000	3.0	3.0
	5.08%	50,000	5.0	5.0
	6.76%	150,000	15.0	15.0
	6.88%	150,000	15.0	15.0
Total		512,000	$51.2	$51.2

NOTE 19—COMMON EQUITY

Shares outstanding at December 31	2002	2001
Common stock, $1 par value, 200,000,000 shares authorized	32,040,875	31,496,296
Treasury stock	65,650	307,052
Average cost of treasury shares	$23.62	$25.17
Shares in deferred compensation trust	166,446	135,995
Average cost of deferred compensation trust shares	$32.29	$30.67

As part of the merger of Wisconsin Fuel and Light into Wisconsin Public Service, 1,763,943 shares of common stock were issued on April 1, 2001 to former Wisconsin Fuel and Light shareholders. See Note 6, Acquisitions and Sales of Assets for more information on the merger.

On December 17, 2001, 2,300,000 shares of WPS Resources common stock were issued at $34.36 per share and resulted in a net increase in equity of $76.0 million.

Effective January 2001, we began issuing new stock under our Stock Investment Plan and under certain of our stock-based employee benefit plans. During 2002 and 2001, WPS Resources issued 790,081 and 598,328 shares, respectively, under these plans. These stock issues increased equity $28.3 million in 2002 and $20.3 million in 2001.

In December 1996, we adopted a Shareholder Rights Plan. The plan is designed to enhance the ability of the Board of Directors to protect shareholders and WPS Resources if efforts are made to gain control of our company in a manner that is not in our best interests or the best interests of our shareholders. The plan gives our existing shareholders, under certain circumstances, the right to purchase stock at a discounted price. The rights expire on December 11, 2006.

At December 31, 2002, we had $398.0 million of retained earnings available for dividends.

Earnings per share is computed by dividing net income available for common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income available for common shareholders for the period by the weighted average number of shares of common stock outstanding during the period adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options and performance share grants. The calculation of diluted earnings per share for the years shown excludes some stock option plan shares that had an anti-dilutive effect. The shares having an anti-dilutive effect are not significant for any of the years shown. The table to the right reconciles the computation of basic and diluted earnings per share.

RECONCILIATION OF EARNINGS PER SHARE

(Millions, except per share amounts)	2002	2001	2000
Net income available to common shareholders	$109.4	$77.6	$67.0
Basic weighted average shares	31.7	28.2	26.5
Incremental issuable shares	0.2	0.1	–
Diluted weighted average shares	31.9	28.3	26.5
Basic earnings per common share	$3.45	$2.75	$2.53
Diluted earnings per common share	$3.42	$2.74	$2.53

NOTE 20—STOCK OPTION PLANS

In 2001, shareholders approved the WPS Resources Corporation 2001 Omnibus Incentive Compensation Plan for certain management personnel. In 1999, shareholders approved the WPS Resources Corporation 1999 Stock Option Plan for certain management personnel. In December 1999, the Board of Directors approved the WPS Resources Corporation 1999 Non-Employee Directors Stock Option Plan. Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations are used to account for these plans. Accordingly, no compensation costs have been recognized for these plans in 2002, 2001, or 2000.

Under the provisions of the 2001 Omnibus Incentive Compensation Plan, the number of shares for which stock options may be granted may not exceed 2 million, and no single employee that is the chief executive officer of WPS Resources or any of the other four highest compensated officers of WPS Resources or its subsidiaries can be granted options for more than 150,000 shares during any calendar year. Under the provisions of the WPS Resources Corporation 1999 Stock Option Plan, the number of shares for which options may be granted may not exceed 1.5 million and no single employee can be granted options for more than 0.4 million shares during any five-year period. No additional stock options will be issued under the 1999 Stock Option Plan, although the plan will continue to exist for purposes of the existing outstanding options. Stock options are granted by the Compensation and Nominating Committee of the Board of Directors and may be granted at any time. No stock options will have a term longer than ten years. The exercise price of each stock option is equal to the fair market value of the stock on the date the stock option was granted.

Stock options were granted under the 1999 Stock Option Plan on February 11, 1999 (subject to shareholder approval of the 1999 Stock Option Plan that was received on May 6, 1999, at which time the exercise price was established for the initial grant), March 13, 2000, and December 14, 2000, with exercise prices of $29.875, $23.1875, and $34.75, respectively. During 2001, stock options were granted under the 2001 Omnibus Plan on July 12 and December 13, with exercise prices of $34.38 and $34.09, respectively. During 2002, stock options were granted under the 2001 Omnibus Plan on January 28, April 11, and December 12, with exercise prices of $36.38, $41.29, and $37.96, respectively. These stock options vest and become exercisable in equal 25% installments over a four-year period.

The number of stock options granted under the 1999 Non-Employee Directors Stock Option Plan may not exceed 100,000, and the shares delivered thereunder consist solely of treasury shares. Stock options are granted at the discretion of the Board of Directors. No options may be granted under this plan after December 31, 2008. All options have a ten-year life, but may not be exercised until one year after the date of grant. Options granted under this plan are immediately vested. The exercise price of each option is equal to the fair market value of the stock on the date the stock options were granted. Options were granted on December 9, 1999 and February 10, 2000, with exercise prices of $25.4375 and $25.6875, respectively.



WPS Resources' mentoring program builds leadership from within. Barbara Nick, Assistant Vice President of Corporate Services at WPS Resources, mentors Len Rentmeester, General Manager of Engineering Services at WPS Power Development, expanding his understanding of WPS Resources in environmental, fuel and information technology areas.



Michael Davis, Corporate Credit Analyst at Wisconsin Public Service, has served as a loaned executive to the United Way. WPS Resources lends employee resources for several months every year, giving back to the communities where we work.

The number of shares subject to each stock option plan, each outstanding stock option, and stock option exercise prices are subject to adjustment in the event of any stock split, stock dividend, or other transaction affecting our outstanding common stock.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes stock option pricing model assuming:

	WPS Resources Corporation 2001 Omnibus Incentive Compensation Plan	WPS Resources 1999 Stock Option Plan	WPS Resources 1999 Non-Employee Directors Stock Option Plan
Annual dividend yield			
February 10, 2000			6.56%
March 13, 2000		8.71%	
December 14, 2000		5.93%	
July 12, 2001	6.58%		
December 13, 2001	6.60%		
January 28, 2002	6.60%		
April 11, 2002	6.58%		
December 12, 2002	6.23%		
Expected volatility			
February 10, 2000			17.44%
March 13, 2000		15.50%	
December 14, 2000		20.40%	
July 12, 2001	20.93%		
December 13, 2001	20.19%		
January 28, 2002	20.53%		
April 11, 2002	19.53%		
December 12, 2002	20.08%		
Risk-free interest rate			
February 10, 2000			6.86%
March 13, 2000		6.36%	
December 14, 2000		5.23%	
July 12, 2001	5.54%		
December 13, 2001	5.62%		
January 28, 2002	5.40%		
April 11, 2002	5.57%		
December 12, 2002	4.43%		
Expected life (in years)	10	10	10

A summary of the status of the stock option plans as of December 31, 2002 is presented below:

STOCK OPTIONS	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Omnibus plan	327,427	$34.1038
Employee plan	705,916	30.9806
Director plan	23,150	25.4699
Granted during 2002		
Omnibus plan	341,613	38.0064
Exercised during 2002		
Employee plan	206,849	29.5512
Director plan	3,750	25.4375
Forfeited during 2002		
Omnibus plan	5,492	34.0900
Employee plan	7,046	32.6744
Outstanding at end of year		
Omnibus plan	663,548	36.1131
Employee plan	492,021	31.5572
Director plan	19,400	25.4762
Options exercisable at year-end		
Omnibus plan	80,484	34.1040
Employee plan	256,011	31.6679
Director plan	19,400	25.4762
Weighted-average fair value of options granted during 2002		
Omnibus plan	$3.64	

A summary of the status of the stock option plans as of December 31, 2001 is presented below:

STOCK OPTIONS	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Omnibus plan	-	-
Employee plan	722,416	$30.9322
Director plan	24,000	25.4688
Granted during 2001		
Omnibus plan	327,427	34.1038
Exercised during 2001		
Employee plan	16,500	28.8617
Director plan	850	25.4375
Forfeited during 2001	-	-
Outstanding at end of year		
Omnibus plan	327,427	34.1038
Employee plan	705,916	30.9806
Director plan	23,150	25.4699
Options exercisable at year-end		
Employee plan	283,604	30.6072
Director plan	23,150	25.4699
Weighted-average fair value of options granted during 2001		
Omnibus plan	$3.23	

A summary of the status of the stock option plans as of December 31, 2000 is presented below:

STOCK OPTIONS	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Employee plan	478,000	$29.8750
Director plan	21,000	25.4375
Granted during 2000		
Employee plan	244,416	32.9997
Director plan	3,000	25.6875
Exercised during 2000	–	–
Forfeited during 2000	–	–
Outstanding at end of year		
Employee plan	722,416	30.9322
Director plan	24,000	25.4688
Options exercisable at year-end		
Employee plan	119,500	29.8750
Director plan	21,000	25.4375
Weighted-average fair value of options granted during 2000		
Employee plan	$3.87	
Director plan	3.01	

The stock options outstanding at December 31, 2002 under the 2001 Omnibus Plan for an aggregate of 663,548 shares have exercise prices between $34.0900 and $41.2900 and are summarized below:

2001 OMNIBUS PLAN OPTIONS OUTSTANDING

Exercise Prices	Options Outstanding at December 31, 2002	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (In Years)
$34.0900	306,363	$34.0900	9
34.3800	15,572	34.3800	9
36.3800	500	36.3800	9
37.9600	336,113	37.9600	10
41.2900	5,000	41.2900	9

The stock options at December 31, 2002 exercisable under the 2001 Omnibus Plan for an aggregate of 80,484 shares have exercise prices of $34.0900 and $34.3800 and remaining lives of 9 years.

The stock options outstanding at December 31, 2002 under the 1999 Stock Option Plan for an aggregate of 492,021 shares have exercise prices between $23.1875 and $34.7500 and are summarized below:

1999 STOCK OPTION PLAN OPTIONS OUTSTANDING

Exercise Prices	Options Outstanding at December 31, 2002	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (In Years)
$23.1875	23,500	$23.1875	7
29.8750	266,500	29.8750	7
34.7500	202,021	34.7500	8

The stock options at December 31, 2002 exercisable under the 1999 Stock Option Plan for an aggregate of 256,011 shares have exercise prices of $23.1875, $29.8750, and $34.7500 and remaining lives of 7, 7, and 8 years, respectively.

The stock options outstanding at December 31, 2002 under the 1999 Non-Employee Director Stock Option Plan for an aggregate of 19,400 shares have exercise prices of $25.4375 and $25.6875 and are summarized below:

1999 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN OPTIONS OUTSTANDING

Exercise Prices	Options Outstanding at December 31, 2002	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (In Years)
$25.4375	16,400	$25.4375	7
25.6875	3,000	25.6875	7

All remaining stock options granted under the 1999 Non-Employee Stock Option Director Plan for an aggregate of 19,400 shares are exercisable at year-end at the above referenced exercise prices.

NOTE 21—REGULATORY ENVIRONMENT

Wisconsin Public Service filed for and received an interim rate order in the Wisconsin jurisdiction effective January 1, 2002. The order authorized a $55.5 million increase in electric revenues and an increase of $11.2 million in gas revenues on an annual basis. A final rate order for 2002 authorized a $58.6 million increase in electric revenues and an increase of $10.6 million in natural gas revenues on an annual basis. Wisconsin Public Service refunded the over collection of natural gas revenues in July 2002. The revenues are based on a 12.3% return on utility common equity, with equity constituting 55% of the capital structure. The final rate order was effective June 22, 2002.

In March 2002, Wisconsin Public Service filed a request, with the Public Service Commission of Wisconsin, for a $50.7 million electric rate increase and an $8.7 million natural gas rate increase for the 2003/2004 biennium. The rate request included a 12.6% return on equity with no change in the capital structure. The request is needed to cover increases in medical benefit costs, Kewaunee's scheduled refueling outage, a portion of the costs for a proposed 500 megawatt coal-fired generation plant to be completed in 2008, construction of a combustion turbine at the Pulliam plant, higher rate base, taxes, and depreciation. In the fourth quarter of 2002, Wisconsin's newly-elected governor appointed a new chair of the Public Service Commission. Wisconsin Public Service expects a final order by mid March 2003. We anticipate the order to authorize a 12% return on equity with no change in the capital structure.

In August 2002, Upper Peninsula Power filed an application for a 2003 rate increase. Upper Peninsula Power requested an increase of $9.9 million and a 12.6% return on equity, with equity constituting 55% of the capital structure. On December 20, 2002, the Michigan Public Service Commission approved an 8.95% increase in retail electric rates for customers of Upper Peninsula Power. The commission granted an 11.4% return on equity with the new rates being effective December 21, 2002. This is the first base rate increase for Upper Peninsula Power in 10 years.

NOTE 22—SEGMENTS OF BUSINESS

We manage our reportable segments separately due to their different operating and regulatory environments. Our principal business segments are the regulated electric utility operations of Wisconsin Public Service and Upper Peninsula Power and the regulated gas utility operations of Wisconsin Public Service. Our other reportable segments include WPS Energy Services and WPS Power Development. WPS Energy Services is a diversified energy supply and services company, and WPS Power Development is an electric generation asset development company. Nonutility operations and subsidiaries of WPS Resources not already mentioned are included in the Other column. The tables below present information for the respective years pertaining to our operations segmented by lines of business.

Segments of Business *(Millions)*

	Regulated Utilities			Nonutility and Nonregulated Operations				
2002	Electric Utility*	Gas Utility*	Total Utility*	WPS Energy Services	WPS Power Development	Other	Reconciling Eliminations	WPS Resources Consolidated
Income Statement								
Total revenues	$ 763.1	$310.7	$1,073.8	$1,495.5	$145.2	$ 1.3	$(40.9)	$2,674.9
Depreciation and decommissioning	72.6	13.3	85.9	1.1	10.5	0.5	–	98.0
Miscellaneous income	6.3	0.3	6.6	1.8	27.7	18.1	(6.4)	47.8
Interest expense	28.7	6.3	35.0	1.6	9.2	18.9	(6.6)	58.1
Provision for income taxes	31.9	12.4	44.3	7.0	(22.6)	(3.6)	(0.3)	24.8
Income available for common shareholders	61.0	18.4	79.4	11.0	24.0	(5.0)	–	109.4
Balance Sheet								
Total assets	1,465.9	401.4	1,867.3	877.2	358.1	172.7	(67.4)	3,207.9
Cash expenditures for long-lived assets	164.3	34.0	198.3	0.8	27.0	3.0	–	229.1

* Includes only utility operations. Nonutility operations are included in the Other column.

Segments of Business *(Millions)*

2001	Regulated Utilities Electric Utility*	 Gas Utility*	 Total Utility*	Nonutility and Nonregulated Operations WPS Energy Services	 WPS Power Development	 Other	Reconciling Eliminations	WPS Resources Consolidated
Income Statement								
Total revenues	$ 675.7	$321.6	$ 997.3	$1,575.1	$141.5	$ 1.3	$(39.7)	$2,675.5
Depreciation and decommissioning	66.4	11.7	78.1	0.7	7.4	0.4	–	86.6
Miscellaneous income	14.5	0.2	14.7	1.1	2.8	27.2	(8.3)	37.5
Interest expense	28.3	6.0	34.3	0.2	10.3	19.3	(8.3)	55.8
Provision for income taxes	31.6	5.9	37.5	4.0	(34.8)	(1.8)	(0.1)	4.8
Income available for common shareholders	58.8	8.9	67.7	6.4	2.3	1.3	(0.1)	77.6
Balance Sheet								
Total assets	1,356.8	375.2	1,732.0	720.1	323.1	167.7	(72.9)	2,870.0
Cash expenditures for long-lived assets	175.8	24.9	200.7	10.9	32.1	5.0	–	248.7

* Includes only utility operations. Nonutility operations are included in the Other column.

Segments of Business *(Millions)*

2000	Regulated Utilities Electric Utility*	 Gas Utility*	 Total Utility*	Nonutility and Nonregulated Operations WPS Energy Services	 WPS Power Development	 Other	Reconciling Eliminations	WPS Resources Consolidated
Income Statement								
Total revenues	$ 642.7	$264.5	$ 907.2	$955.6	$128.1	$ 1.2	$(43.1)	$1,949.0
Depreciation and decommissioning	82.4	8.9	91.3	1.4	6.7	0.5	–	99.9
Miscellaneous income	18.1	0.1	18.2	0.9	1.0	9.7	(9.6)	20.2
Interest expense	27.3	4.8	32.1	0.4	10.9	20.7	(13.3)	50.8
Provision for income taxes	33.6	7.6	41.2	0.9	(29.2)	(6.9)	–	6.0
Income available for common shareholders	60.7	11.6	72.3	1.7	0.9	(7.9)	–	67.0
Balance Sheet								
Total assets	1,239.0	305.5	1,544.5	924.9	233.1	178.0	(64.4)	2,816.1
Cash expenditures for long-lived assets	138.0	21.5	159.5	0.3	39.0	0.3	–	199.1

* Includes only utility operations. Nonutility operations are included in the Other column.

NOTE 23—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Millions, except for share amounts)	Three Months Ended				
2002	March	June	September	December	Total
Operating revenues	$671.3	$579.4	$609.6	$814.6	$2,674.9
Income available for common shareholders	$ 28.1	$ 21.7	$ 30.5	$ 29.1	$ 109.4
Average number of shares of common stock	31.4	31.7	31.9	32.0	31.7
Basic earnings per share *	$0.89	$0.68	$0.96	$0.91	$3.45
Diluted earnings per share *	$0.89	$0.68	$0.95	$0.91	$3.42
2001	March	June	September	December	Total
Operating revenues	$997.5	$577.1	$517.1	$583.8	$2,675.5
Income available for common shareholders	$ 23.6	$ 11.7	$ 21.8	$ 20.5	$ 77.6
Average number of shares of common stock	26.5	28.6	28.7	29.2	28.2
Basic earnings per share *	$0.89	$0.41	$0.76	$0.70	$2.75
Diluted earnings per share *	$0.89	$0.41	$0.76	$0.70	$2.74

Because of various factors, which affect the utility business, the quarterly results of operations are not necessarily comparable.

* Earnings per share for the individual quarters do not total the year ended earnings per share amount because of the significant changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.

NOTE 24—NEW ACCOUNTING STANDARDS

Effective January 1, 2002, WPS Resources adopted Statement of Financial Accounting Standards No. 142,"Goodwill and Other Intangible Assets." Under Statement No. 142, amortization of goodwill is no longer allowed. Instead, an assessment of fair value will be used to test for impairment of goodwill on an annual basis or when circumstances indicate a possible impairment.

Most of the goodwill at WPS Resources is related to the Wisconsin Fuel and Light acquisition. In accordance with the requirements of the statement, we prepared an evaluation of the fair market value of the gas utility business segment to assess the potential impairment of the goodwill balance. Based on the estimated fair value, an impairment charge was not required at January 1, 2002.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." This statement applies to all entities with legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or normal operation of that asset. Retirement obligations within the scope of Statement No. 143 are those for which a legal obligation exists for retirement costs. Statement No. 143 requires such legal obligations to be recognized at their fair value in the period incurred. Upon initial recognition of the liability, the asset retirement cost is capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. The liability is then accreted over time by applying the interest method of allocation to the liability. The cumulative effect of initially applying this statement is recognized as a change in accounting principle. WPS Resources adopted Statement No. 143 effective January 1, 2003.

Legal retirement obligations identified for the regulated segments of WPS Resources relate primarily to the final decommissioning of our Kewaunee nuclear plant. We have also identified other legal retirement obligations that are currently not significant to the financial statements of WPS Resources. Pursuant to Statement No. 71, "Accounting for the Effects of Certain Types of Regulation," we will establish regulatory assets or liabilities to defer any differences between the liabilities established for ratemaking purposes and those recorded as required under Statement No. 143. For our regulated segments, the adoption of Statement No. 143 will change the method we use to report legal retirement obligations on the balance sheet, but will have no impact on income. Upon implementation of Statement No. 143, we will reclassify previously recorded liabilities for nuclear decommissioning in the amount of approximately $291 million from accumulated depreciation and capitalize a net asset retirement cost of approximately $92 million, resulting in an increase in net Property, plant and equipment of approximately $383 million. We will record an asset retirement obligation of approximately $326 million. The difference of approximately $57 million between previously recorded liabilities and the liability recorded as a result of adopting Statement No. 143 will be deferred as a regulatory liability.

The regulated segments of WPS Resources recognize removal costs as a component of depreciation in accordance with regulatory treatment. These costs do not have associated legal retirement obligations and, therefore, are outside the scope of Statement No. 143. We estimate that at December 31, 2002, there are approximately $173 million of these regulatory liabilities included in accumulated depreciation.

The nonregulated segments of WPS Resources have identified a legal retirement obligation related to closure of an ash basin located at the Sunbury generating facility. Based on current information and assumptions, we expect to record an increase in net Property, plant, and equipment of approximately $1 million, recognize an additional liability of approximately $2 million, and recognize a cumulative effect of adoption after tax that will reduce net income by $0.3 million in 2003.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The statement intends to unify the accounting for long-lived assets to be disposed of, based on the framework established by Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement did not have a significant impact on WPS Resources.

The Emerging Issues Task Force of the Financial Accounting Standards Board clarifies accounting standards for diversity in practice. The Task Force reached consensus on several issues related to energy trading company operations in June 2002 under Emerging Issues Task Force Issue 02-03, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." On October 30, 2002, the Task Force issued guidance that superseded its consensus from June 2002.

Issue 02-03, when adopted by WPS Resources, will require reporting revenues net of related cost of sales for all energy trading derivative instruments within the scope of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," classified as trading. On a prospective basis, WPS Energy Services is following the definition of trading in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which results in only those transactions that are speculative in nature being considered trading. Speculative transactions have always been reported as net and, thus, there will be minimal impact to the presentation of revenues and expenses going forward. Issue 02-03 also requires a retroactive reporting of revenues net of related cost of sales for all energy derivatives classified as trading under Issue 98-10. This will have a significant impact on previously reported revenues of WPS Energy Services, but not on margins or income available for common shareholders.

In his role as General Manager of Generation for Wisconsin Public Service, Dennis Maki will be instrumental in building new generation for future generations.



The Emerging Issues Task Force came to a further consensus to rescind Issue 98-10 and preclude mark-to-market accounting for energy trading contracts that are not derivatives pursuant to Statement No. 133. WPS Energy Services has followed the accounting guidance presented under Issue 98-10 since January 1, 2000. The rescission was effective for all energy trading contracts entered into after October 25, 2002, and is effective January 1, 2003 for contracts entered into on or prior to October 25, 2002. Implementation of Issue 02-03 will not change the economics or cash flows of the underlying transactions. Issue 98-10 required that energy trading contracts be marked to market (that is, measured at fair value as of the balance sheet date) with the gains and losses included in earnings. As a result of the rescission, WPS Energy Services was required to re-evaluate its contracts within the hierarchy of generally accepted accounting principles excluding Issue 98-10. Those trading contracts entered into on or prior to October 25, 2002 have been evaluated under Statement No. 133 with the result of the evaluation being a cumulative effect of a change in accounting principle at January 1, 2003 of approximately $3 million after tax positive impact to net income. This cumulative effect represents the reversal of the risk management assets and liabilities for those contracts that are not derivatives or designated as normal pursuant to Statement No. 133 that were recorded on WPS Energy Services' financial statements at December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. Interpretation No. 45 also requires that the guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of Interpretation No. 45 were effective for financial statements ending after December 15, 2002. WPS Resources did not meet any of the requirements for disclosure at December 31, 2002.

The initial recognition and initial measurement provisions of Interpretation No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. At this time, we do not anticipate a significant impact on the statements of WPS Resources as a result of implementing the recognition requirements of Interpretation No. 45.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," in order to improve financial reporting by companies involved with variable interest entities. Interpretation No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Interpretation No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of Interpretation No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not expect a significant impact on our consolidated financial statements as a result of adopting Interpretation No. 46.

REPORT OF MANAGEMENT



WPS Resources Corporation

The management of WPS Resources Corporation has prepared, and is responsible for the integrity of, the consolidated financial statements and related financial information encompassed in this Annual Report. Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and financial information included elsewhere in this report is consistent with our consolidated financial statements.

We maintain a system of internal accounting control designed to provide reasonable assurance that our assets are safeguarded and that transactions are properly executed and recorded in accordance with authorized procedures. The system is monitored by management and our internal auditing department. Written policies and procedures have been developed to support the internal controls in place and are updated as necessary.

Our internal auditing department reviews and assesses the effectiveness of selected internal controls, and reports to management as to its findings and recommendations for improvement. Management takes appropriate actions to correct deficiencies as they are identified.

Our Board of Directors has established an Audit Committee, comprised entirely of outside directors, which actively assists our Board in its role of overseeing our financial reporting process and system of internal control. Our independent public accountants have full and free access to the Audit Committee. Additionally, we recently established a Disclosure Committee to oversee the adequacy of our financial reporting and disclosure.

The accompanying consolidated financial statements have been audited by Deloitte & Touche, independent public accountants, whose report follows.

Larry L. Weyers
Chairman, President, and Chief Executive Officer

Joseph P. O'Leary
Senior Vice President and Chief Financial Officer

Diane L. Ford
Vice President - Controller and Chief Accounting Officer

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche

To the Shareholders and Board of Directors of WPS Resources Corporation:

We have audited the accompanying consolidated balance sheets of WPS Resources Corporation and subsidiaries (the "Company"), as of December 31, 2002 and 2001, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WPS Resources Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
January 29, 2003

AS OF OR FOR YEAR ENDED DECEMBER 31

(Millions, except per share amounts, return on average equity, and number of shareholders and employees)	2002	2001	2000	1999	1998
Total operating revenues	$2,674.9	$2,675.5	$1,949.0	$1,098.5	$1,063.7
Income available for common shareholders	109.4	77.6	67.0	59.6	46.6
Total assets	3,207.9	2,870.0	2,816.1	1,816.5	1,510.4
Preferred stock of subsidiaries	51.1	51.1	51.1	51.2	51.2
Long-term debt and capital lease obligation	824.4	727.8	660.0	584.5	343.0
Shares of common stock (less treasury stock and shares in deferred compensation trust)					
Outstanding	31.8	31.1	26.4	26.8	26.5
Average	31.7	28.2	26.5	26.6	26.5
Basic earnings per average share of common stock	$3.45	$2.75	$2.53	$2.24	$1.76
Diluted earnings per average share of common stock	3.42	2.74	2.53	2.24	1.76
Dividend per share of common stock	2.12	2.08	2.04	2.00	1.96
Stock price	$38.82	$36.55	$36.8125	$25.125	$35.25
Book value per share	$24.62	$23.02	$20.76	$20.01	$19.52
Return on average equity	14.6%	12.8%	12.3%	11.3%	9.0%
Number of common stock shareholders	22,768	23,478	24,029	25,020	26,319
Number of employees	2,963	2,856	3,030	2,900	2,673



MICHAEL S. ARIENS
(Age 71)
Brillion, Wisconsin
Chairman
Ariens Company
(Director since 1974)
Audit Committee
Strategic Action Planning Committee (Chair)



RICHARD A. BEMIS
(Age 61)
Sheboygan Falls, Wisconsin
President and Chief Executive Officer
Bemis Manufacturing Company
(Director since 1983)
Audit Committee (Chair)



ALBERT J. BUDNEY, JR.
(Age 55)
Cazenovia, New York
Former President
Niagara Mohawk Holdings, Inc. and Niagara Mohawk Power Corp.
(Director since 2002)
Audit Committee
Strategic Action Planning Committee



ROBERT C. GALLAGHER
(Age 64)
Green Bay, Wisconsin
President and Chief Executive Officer
Associated Banc-Corp
(Director since 1992)
Audit Committee
Compensation and Nominating Committee
Financial Committee



KATHRYN M. HASSELBLAD-PASCALE
(Age 54)
Green Bay, Wisconsin
Managing Partner
Hasselblad Machine Company, LLP
(Director since 1987)
Audit Committee
Compensation and Nominating Committee (Chair)



JAMES L. KEMERLING
(Age 63)
Wausau, Wisconsin
President and Chief Executive Officer
Riiser Oil Company, Inc.
(Director since 1988)
Audit Committee
Financial Committee (Chair)



JOHN C. MENG
(Age 58)
Green Bay, Wisconsin
Chairman of the Board
Schreiber Foods, Inc.
(Director since 2000)
Audit Committee
Compensation and Nominating Committee
Financial Committee



WILLIAM F. PROTZ, JR.
(Age 58)
Northfield, Illinois
President and Chief Executive Officer
Santa's Best
(Director since 2001)
Audit Committee
Strategic Action Planning Committee



LARRY L. WEYERS
(Age 57)
Green Bay, Wisconsin
Chairman, President, and Chief Executive Officer
WPS Resources Corporation
(Director since 1996)

* Age, title, and committee membership is as of December 31, 2002.



WPS Resources Corporation

LARRY L. WEYERS
Chairman, President, and
Chief Executive Officer
Age 57/Years of service 17

THOMAS P. MEINZ
Senior Vice President -
Public Affairs
Age 56/Years of service 33

PHILLIP M. MIKULSKY
Senior Vice President -
Development
Age 54/Years of service 31

JOSEPH P. O'LEARY
Senior Vice President and Chief
Financial Officer
Age 48/Years of service 1

DIANE L. FORD
Vice President - Controller and
Chief Accounting Officer
Age 49/Years of service 27

RICHARD E. JAMES
Vice President -
Corporate Planning
Age 49/Years of service 27

NEAL A. SIIKARLA
Vice President
Age 55/Years of service 4

BERNARD J. TREML
Vice President -
Human Resources
Age 53/Years of service 30

BARBARA A. NICK
Assistant Vice President -
Corporate Services
Age 44/Years of service 18

GLEN R. SCHWALBACH
Assistant Vice President -
Corporate Planning
Age 57/Years of service 34

BARTH J. WOLF
Secretary and
Manager - Legal Services
Age 45/Years of service 14

BRADLEY A. JOHNSON
Treasurer
Age 48/Years of service 23



Wisconsin Public Service Corporation

LARRY L. WEYERS
Chairman, President, and
Chief Executive Officer
Age 57/Years of service 17

THOMAS P. MEINZ
Senior Vice President -
Public Affairs
Age 56/Years of service 33

JOSEPH P. O'LEARY
Senior Vice President and Chief
Financial Officer
Age 48/Years of service 1

LAWRENCE T. BORGARD
Vice President - Distribution and
Customer Service
Age 41/Years of service 18

DIANE L. FORD
Vice President - Controller and
Chief Accounting Officer
Age 49/Years of service 27

BERNARD J. TREML
Vice President -
Human Resources
Age 53/Years of service 30

DAVID W. HARPOLE
Vice President - Energy Supply
Age 47/Years of service 25

CHARLES A. CLONINGER
Assistant Vice President -
Operations and Engineering
Age 44/Years of service 21

BARTH J. WOLF
Secretary and
Manager - Legal Services
Age 45/Years of service 14

BRADLEY A. JOHNSON
Treasurer
Age 48/Years of service 23

JEROME J. MYERS
Assistant Treasurer
Age 57/Years of service 34

PAMELA R. CLAUSEN
Assistant Controller
Age 52/Years of service 15


WPS
ENERGY
SERVICES INC.

PHILLIP M. MIKULSKY
Chief Executive Officer
Age 54/Years of service 31

MARK A. RADTKE
President
Age 41/Years of service 19

DANIEL J. VERBANAC
Senior Vice President
Age 39/Years of service 18

RICHARD J. BISSING
Vice President
Age 42/Years of service 13

DARRELL W. BRAGG
Vice President
Age 43/Years of service 7

BORIS A. BREVNOV
Vice President - Business
Development and Implementation
Age 34/Years of service 1

BETTY J. MERLINA
Vice President
Age 42/Years of service 7

RUQAIYAH Z. STANLEY-LOLLES
Vice President
Age 48/Years of service 4

BARTH J. WOLF
Secretary
Age 45/Years of service 14

BRADLEY A. JOHNSON
Treasurer
Age 48/Years of service 23

GREGORY C. LOWER
Controller
Age 48/Years of service 1


WPS
POWER
DEVELOPMENT INC.

GERALD L. MROCZKOWSKI
Chief Executive Officer
Age 57/Years of service 34

CHARLES A. SCHROCK
President
Age 49/Years of service 23

MICHAEL W. CHARLES
Vice President - Power
Development
Age 53/Years of service 25

TERRY P. JENSKY
Vice President - Operations
Age 49/Years of service 25

BARTH J. WOLF
Secretary
Age 45/Years of service 14

BRADLEY A. JOHNSON
Treasurer
Age 48/Years of service 23

GEORGE R. WIESNER
Controller
Age 45/Years of service 18



Upper Peninsula Power Company

THOMAS P. MEINZ
Chairman and
Chief Executive Officer
Age 56/Years of service 33

LAWRENCE T. BORGARD
President
Age 41/Years of service 18

GARY W. ERICKSON
Vice President
Age 60/Years of service 34

BARTH J. WOLF
Secretary
Age 45/Years of service 14

BRADLEY A. JOHNSON
Treasurer
Age 48/Years of service 23

Title, age, and years of service are as of December 31, 2002.

Years of service take into consideration service with WPS Resources Corporation or a system company.

SHAREHOLDER INQUIRIES

Our transfer agent, American Stock Transfer & Trust Company, can be reached via telephone between the hours of 7:00 a.m. and 6:00 p.m., Central time, Monday through Thursday, or 7:00 a.m. and 4:00 p.m., Central time, Friday, by calling 800-236-1551. You also have direct access to your account through the Internet at http://www.amstock.com.

Our Investor Relations staff is also available to assist you by calling 920-433-1050 between the hours of 8:00 a.m. and 4:30 p.m., Central time, Monday through Friday.

Mailing addresses and Internet addresses, along with additional telephone numbers, are listed on the back cover of this report.

COMMON STOCK

The New York Stock Exchange is the principal market for WPS Resources Corporation common stock which trades under the ticker symbol of WPS.

You may purchase or sell our common stock through our Stock Investment Plan described below or through brokerage firms and banks which offer brokerage services.

Common stock certificates issued before September 1, 1994, bear the name of Wisconsin Public Service Corporation and remain valid certificates.

Effective December 16, 1996, each share of our common stock has a Right associated with it which would entitle the owner to purchase additional shares of common stock under specified terms and conditions. The Rights are not presently exercisable.


WPS RESOURCES CORPORATION
SPECIMEN
SPECIMEN

The Rights would become exercisable ten days after a person or group (1) acquires 15% or more of WPS Resources Corporation's common stock or (2) announces a tender offer to acquire at least 15% of WPS Resources' common stock.

On December 31, 2002, we had 31,979,283 shares of common stock outstanding, which were owned by 22,768 holders of record.

COMMON STOCK COMPARISON (BY QUARTER)

		Dividends Per Share	Price Range High	Price Range Low
2002	1st quarter	$ .525	$39.930	$35.650
	2nd quarter	.525	42.680	37.000
	3rd quarter	.535	41.120	30.470
	4th quarter	.535	39.950	32.640
		$2.120		
2001	1st quarter	$ .515	$36.625	$31.000
	2nd quarter	.515	35.250	32.200
	3rd quarter	.525	35.400	32.000
	4th quarter	.525	36.800	33.250
		$2.080		

DIVIDENDS

We have paid quarterly cash dividends on our common stock since 1953, and we expect to continue that trend. Future dividends are dependent on regulatory limitations, earnings, capital requirements, cash flows, and other financial considerations.

Anticipated record and payment dates for common stock dividends paid in 2003 are:

Record Date	Payment Date
February 28	March 20
May 30	June 20
August 29	September 20
November 28	December 20

As a record holder of our common stock, you may have your dividends electronically deposited in a checking or savings account at a financial institution. If you are a record holder and your dividends are not electronically deposited, we will mail your dividend check directly to you.

If you are a record holder of our common stock and your dividend check is not received on the payment date, wait approximately ten days to allow for delays in mail delivery. After that time, contact American Stock Transfer & Trust Company to request a replacement check.

STOCK INVESTMENT PLAN

We maintain a Stock Investment Plan for the purchase of common stock which allows persons who are not already shareholders (and who are not employees of WPS Resources or its system companies) to become participants by making a minimum initial cash investment of $100. Our Plan enables you to maintain registration with us in your own name rather than with a broker in "street name."



The Stock Investment Plan also provides you with options for reinvesting your dividends and making optional cash purchases of common stock directly through the Plan without paying brokerage commissions, fees, or service charges. Optional cash payments of not less than $25 per payment may be made subject to a maximum of $100,000 per calendar year. An automatic investment option allows you to authorize the deduction of payments from your checking or savings account automatically once each month, on the 3rd day of the month, by electronic means for investment in the Plan.

Cash for investment must be received by the 3rd or 18th day of the month for investment, which generally commences on or about the 5th or 20th day of the month or as soon thereafter as practicable.

The shares you hold in our Stock Investment Plan may be sold by the agent for the Plan as you direct us, or you may request a certificate for sale through a broker you select. We will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants.

Participation in the Stock Investment Plan is being offered only by means of a Prospectus. If you would like a copy of the Stock Investment Plan Prospectus, you may use American Stock Transfer's Web site, call American Stock Transfer at 800-236-1551, contact us via e-mail by using our e-mail address of investor@wpsr.com, or you may order or download the Prospectus and enrollment forms using the Internet at http://www.wpsr.com under Investor Information.

SAFEKEEPING SERVICES

As a participant in the Stock Investment Plan you may transfer shares of common stock registered in your name into a Plan account for safekeeping. Contact American Stock Transfer or our Investor Relations staff for further details.

PREFERRED STOCK OF SUBSIDIARY

The preferred stock of Wisconsin Public Service Corporation trades on over-the-counter markets. Payment and record dates for preferred stock dividends paid in 2003 are:

Record Date	Payment Date
January 15	February 1
April 15	May 1
July 15	August 1
October 15	November 1

STOCK TRANSFER AGENT AND REGISTRAR

Questions about transferring common or preferred stock, lost certificates, or changing the name in which certificates are registered should be directed to our transfer agent, American Stock Transfer & Trust Company, at the addresses or telephone numbers listed on the back cover.

ADDRESS CHANGES

If your address changes, write to American Stock Transfer & Trust at the address on the back of this report or use their Web site at http://www.amstock.com.

AVAILABILITY OF INFORMATION

Company financial information is available on the Internet. The address is http://www.wpsr.com.

It is anticipated that 2003 quarterly earnings information will be released on April 24, July 24, and October 23 in 2003 and on January 29 in 2004.

You may obtain, without charge, a copy of our 2002 Form 10-K, without exhibits, as filed with the Securities and Exchange Commission, by contacting the Corporate Secretary, at the Corporate Office mailing address listed on the back cover, or by using our Web site.

INTERNET



Visit our award-winning Web site at http://www.wpsr.com to find a wealth of information on our company and its subsidiaries.

The site will give you instant access to Annual Reports, SEC filings, proxy statements, financial news, presentations, news releases, career opportunities, and much more. You may also download a copy of the Prospectus for the Stock Investment Plan and the associated forms for participation in the Plan.

The site is updated regularly, so visit it often.

ANNUAL SHAREHOLDERS' MEETING

Our Annual Shareholders' Meeting will be held on Thursday, May 15, 2003, at 10:00 a.m. at the Weidner Center, University of Wisconsin – Green Bay, 2420 Nicolet Drive, Green Bay, Wisconsin.

Proxy Statements for our May 15, 2003, Annual Shareholders' Meeting were mailed to shareholders of record on April 11, 2003.

ANNUAL REPORT

If you or another member of your household receives more than one Annual Report because of differences in the registration of your accounts, please contact American Stock Transfer & Trust Company so that account mailing instructions can be modified accordingly.

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.


WPS

WPS Resources Corporation

CORPORATE OFFICE

700 North Adams Street
Green Bay, WI 54301

Mailing Address:
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone:
920-433-4901

Fax:
920-433-1526

Web Site:
http://www.wpsr.com

INVESTOR RELATIONS

WPS Resources Corporation
700 North Adams Street
Green Bay, WI 54301

Mailing Address:
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone:
920-433-1050 or 920-433-1857

E-Mail:
investor@wpsr.com

TRANSFER AGENT AND REGISTRAR

For General Information:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Web Site:
www.amstock.com

E-mail:
info@amstock.com

Telephone:
800-236-1551 (toll free)
718-921-8156 (world wide)

Fax:
718-236-2641

For Dividend Reinvestment and Direct Stock Purchase:
American Stock Transfer & Trust Company
P. O. Box 922
Wall Street Station
New York, NY 10269-0560

Telephone:
800-236-1551 (toll free)

FINANCIAL INQUIRIES

Mr. Joseph P. O'Leary
Senior Vice President and
Chief Financial Officer
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone:
920-433-1463

STOCK EXCHANGE LISTING

New York Stock Exchange

Ticker Symbol:
WPS

Listing Abbreviation:
WPS Res

WISCONSIN UTILITY INVESTORS, INC.

Wisconsin Utility Investors, Inc. ("WUI") is an independent, non-profit organization representing the collective voices of utility shareholders. It monitors and evaluates industry issues and trends and is a resource for its members, regulators, and the public. WUI can be reached by calling 608-663-5813.

EQUAL EMPLOYMENT OPPORTUNITY

WPS Resources Corporation is committed to equal employment opportunity for all qualified individuals without regard to race, creed, color, religion, sex, age, national origin, sexual orientation, disability, or veteran status. To that end, we support and will cooperate fully with all applicable laws, regulations, and executive orders in all of our employment policies, practices, and decisions.



Printed on paper that contains between 10% and 30% post-consumer fiber, using environmentally-conscientious vegetable inks.

Subjects in photos are employees of WPS Resources Corporation or its subsidiaries. Employees were not placed in unsafe conditions for the production of this Annual Report.